OFFICE OF THRIFT SUPERVISION
                              WASHINGTON, DC 20552

                                    FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transaction period from ______________________to _______________________

                            OTS Docket Number: 05939

                            COMMUNITY SAVINGS, F. A.
    ------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

            UNITED STATES                             65-0525685
---------------------------------       ------------------------------------
 (State or Other Jurisdiction           (IRS Employer Identification Number)
of Incorporation or Organization)

  660 US HIGHWAY ONE, NORTH PALM BEACH, FL                            33408
-------------------------------------------                         ----------
   (Address of Principal Executive Offices)                         (Zip Code)

                                 (561) 881-4800
    ------------------------------------------------------------------------
               (Registrant's Telephone Number including area code)

           Securities Registered Pursuant to Section 12(b) of the Act:

                                      NONE
                                      ----

           Securities Registered Pursuant to Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                                (Title of Class)

         Indicate by check mark whether the Registrant (1) his filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file reports) and (2) has been subject to such requirements for the past 90 days. YES [X] NO [ ]

         Indicate by check mark if disclosure of delinquent  filers  pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [ X ]

         As of December 12, 1996, there were issued and outstanding 5,090,120 shares of the Registrant's Common Stock. The aggregate value of the voting stock held by non-affiliates (persons other than the Mutual Holding Company, the employee stock ownership plan, directors and officers) of the Registrant, computed by reference to the closing price of the Common Stock as of December 12, 1996 ($18.25) was $39,233,339.

                       DOCUMENTS INCORPORATED BY REFERENCE

1. Sections of Annual Report to Shareholders for the fiscal year ended September 30, 1996 (Parts II and IV).
2.      Proxy  Statement for the Annual Meeting of Shareholders (III).

                                     PART I

ITEM 1.           BUSINESS
--------------------------

GENERAL

         Community Savings, F. A. (the "Association") is a federally chartered stock savings and loan association headquartered in North Palm Beach, Florida. The Association's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Association was chartered as a federal savings and loan association in 1955 and has been a member of the Federal Home Loan Bank ("FHLB") System since 1955. At September 30, 1996, the Association had total assets of $650.3 million, total loans of $376.2 million, total deposits of $498.9 million, and total shareholders' equity of $75.1 million.

         The Association is primarily engaged in the business of attracting deposits from the general public in the Association's market area (as described below), and investing such deposits, together with other sources of funds, primarily in loans secured by one- to four-family residential real estate. The Association also originates to a lesser extent commercial real estate loans and land loans, as well as construction loans and multi-family residential loans. See "Lending Activities." The Association also invests a portion of its assets in mortgage-backed securities, United States Government and agency securities, mutual funds, corporate debt securities, interest-earning deposits in the FHLB of Atlanta and FHLB of Atlanta stock. See "Mortgage-Backed and Related Securities" and "Investment Activities." The Association's principal sources of funds are deposits and principal and interest payments on loans and investments. Principal sources of income are interest received from loans and securities. The Association's principal expenses are interest paid on deposits and employee compensation and benefits. See "Sources of Funds."

         On October 24, 1994, Community Savings, F. A. in mutual form (the "Mutual Association") reorganized from a federally chartered mutual savings and loan association into ComFed, M. H. C., a federally chartered mutual holding company (the "Holding Company"), and concurrently formed the Association.

         The Association's principal executive office is located at 660 U.S. Highway One, North Palm Beach, Florida, and its telephone number at that address is (561) 881-4800.

MARKET AREA AND COMPETITION

         The Association is headquartered in North Palm Beach, Florida, and operates in Palm Beach, Martin, St. Lucie, and Indian River counties in Florida. The Association has 18 offices in its market area, four of which are located in Martin County, eleven of which are located in Palm Beach County, three of which are located in St. Lucie County as well as a loan production office located in Indian River County. During fiscal year 1996, the Association also operated a loan production office in Southern Palm Beach County for a brief time which was closed on September 30, 1996. Palm Beach and Martin counties, located in southeastern Florida, have experienced considerable growth and development since the 1960s, and had a total population of approximately one million as of the 1990 census. In recent years, this area has been subjected to significant growth controls established at the state and local governmental levels. In addition, economic growth and migration in the Association's market area has moderated. For these reasons, management believes growth of the local market area will be moderate in the future and that demand for mortgages may also be moderate.

         The economy in the Association's market area is service-oriented and is significantly dependent upon government, foreign trade, tourism, and its continued attraction as a retirement area. Cooperative efforts between Palm Beach County and local municipalities are producing business growth and expansion in the County. A variety of County supported programs have been instituted to create new jobs and to encourage relocation or expansion of companies with an emphasis placed on high-technology and service industries. Consequently, commercial building vacancies are at a low level. Major employers in the Association's market area include Pratt & Whitney, IBM, Motorola, Siemans, St. Mary's Hospital, Florida Power and Light, and Bell South.

         The Association's market area in Southeast Florida has a large concentration of financial institutions, many of which are significantly larger and have greater financial resources than the Association, and all of which are competitors of the Association to varying degrees. As a result, the Association encounters strong competition both in attracting deposits and in originating real estate and other loans. Its most direct competition for deposits has come historically from commercial banks, securities broker-dealers, other savings associations, and credit unions in its market area, and the Association expects continued strong competition from such financial institutions in the foreseeable future. The Association's market area includes branches of several commercial banks that are substantially larger than the Association in terms of state-wide deposits. The Association competes for savings by offering depositors a high level of personal service and expertise together with a wide range of financial services. In recent years many financial institutions have been aggressively expanding through the acquisition of branch locations or entire financial institutions, thereby increasing competition.

         The competition for real estate and other loans comes principally from commercial banks, mortgage banking companies, and other savings associations. This competition for loans has increased substantially in recent years as a result of the large number of institutions competing in the Association's market area as well as the increased efforts by commercial banks to expand mortgage loan originations.

         The Association competes for loans primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers, real estate brokers, and builders. Factors that affect competition include general and local economic conditions, current interest rate levels, and volatility of the mortgage markets.

         Based on total assets as of June 30, 1996, the Association was the third largest savings institution headquartered in Palm Beach County, and the Association held approximately 2.13% of all bank and savings association deposits in Palm Beach County.

LENDING ACTIVITIES

         GENERAL. Historically, the principal lending activity of the Association has been the origination of fixed and adjustable-rate mortgage loans collateralized by one- to four-family residential properties located in its market area. The Association currently emphasizes the origination of adjustable-rate mortgage ("ARM") loans and fixed-rate loans with terms of 15 years or less for retention in its portfolio. Generally, it has been the Association's policy to sell all fixed-rate mortgage loan originations with terms greater than 15 years on a servicing retained basis. However, based on management's assessment of the market at a particular time, the Association may periodically decide to retain such loans in the Association's portfolio. Included in loans receivable at September 30, 1996 was $207,000 of loans held for sale. Loans serviced for other institutions totaled $22.5 million. The Association participates with other financial institutions in programs which provide residential mortgage loans to low income and middle income borrowers. At September 30, 1996, the Association's net loan portfolio totaled $376.2 million, of which $284.5 million or 75.6%, consisted of one- to four-family residential mortgage loans; $35.7 million, or 9.5%, consisted of construction loans; $16.8 million, or 4.5%, consisted of land loans; $8.2 million, or 2.2%, consisted of multi-family loans; $38.4 million, or 10.2%, consisted of commercial real estate loans; $15.6 million, or 4.2%, consisted of consumer loans; and $1.9 million, or 0.5%, consisted of commercial business loans. At September 30, 1996, the weighted average remaining term to maturity of the Association's loan portfolio was approximately 16.9 years. At September 30, 1996, $242.9 million, or 64.6% of the Association's total net loan portfolio consisted of loans with adjustable interest rates. To supplement local loan originations, the Association also invests in mortgage-backed and related securities that directly or indirectly provide funds principally for residential home buyers in the United States. It is the Association's intention to offer varied products in the residential mortgage loan area. In this regard, the Association offers a residential mortgage loan which provides for a fixed-rate of interest during the first five or seven years and which thereafter converts to an ARM loan which interest rate adjusts on an annual basis.

         ANALYSIS OF LOAN PORTFOLIO. Set forth below is selected data relating to the composition of the Association's loan portfolio by type of loan as of the dates indicated.

                                                                         Year Ended September 30,
                               ----------------------------------------------------------------------------------------------------
                                        1996                1995                 1994                 1993              1992
                                 -------------------- ------------------   -------------------  ----------------  -----------------
                                 Amount      Percent  Amount    Percent    Amount    Percent    Amount   Percent  Amount    Percent
                                 ------      -------  ------    -------    ------    -------    ------   -------  ------    -------
                                                                          (Dollars in Thousands)

Real estate loans:
  Residential 1-4 family (1)     $284,474    75.61%  $248,769     75.51%   $247,866    78.16%   $262,480  79.84%  $305,793    79.98%
  Construction loans               35,720     9.49     27,314      8.29      12,265     3.87       7,965   2.42      6,277     1.64
  Land loans                       16,846     4.48     15,601      4.74      20,476     6.46      17,072   5.19     18,725     4.90
  Multi-family (2)                  8,153     2.17      7,351      2.23       6,772     2.14       5,952   1.81      5,385     1.41
  Commercial (3)                   38,433    10.22     35,402     10.75      32,612    10.28      34,953  10.63     40,714    10.65
                                 --------   ------   --------    ------    --------   ------    -------- ------   --------   ------
     Total real estate loans      383,626   101.97    334,437    101.52     319,922   100.91     328,422  99.90    376,894    98.58
                                 --------   ------   --------    ------    --------   ------    -------- ------   --------   ------
Non-real estate loans:
  Consumer loans (4)               15,606     4.15     12,638      3.84      10,237     3.23      10,844   3.30     12,301     3.22
  Commercial business               1,874     0.50      1,958      0.59       1,058     0.33         929   0.28      1,244     0.33
                                 --------   ------   --------    ------    --------   ------    -------- ------   --------   ------
     Total non-real estate loans   17,480     4.65     14,596      4.43      11,295     3.56      11,773   3.58     13,545     3.54
                                 --------   ------   --------    ------    --------   ------    -------- ------   --------   ------
     Total loans receivable       401,106   106.62    349,033    105.95     331,287   104.47     340,195 103.48    390,439   102.12

Less:
  Undisbursed loan proceeds        22,318     5.93     15,253      4.63       9,872     3.11       6,466   1.97      4,182     1.09
  Unearned discount and net
   deferred fees                      257     0.07        846      0.26         908     0.29       1,234   0.38      1,650     0.43
  Allowance for loan losses         2,312     0.61      3,492      1.06       3,390     1.07       3,748   1.14      2,281     0.60
                                 --------   ------   --------    ------    --------   ------    -------- ------   --------   ------
     Total loans receivable, net $376,219   100.00%  $329,442    100.00%   $317,117   100.00%   $328,747 100.00%  $382,236   100.00%
                                 ========   ======   ========    ======    ========   ======    ======== ======   ========   ======


-------------------------------
(1) Includes participations of $1.8 million, $2.2 million, $2.6 million, $3.6 million, and $5.0 million at September 30, 1996, 1995, 1994, 1993, and 1992, respectively.
(2) Includes participations of $360,000,$0, $0, $0, and $0, at September 30, 1996, 1995, 1994, 1993, and 1992, respectively.
(3 Includes participations of $198,000, $4.9 million, $5.0 million, $5.5 million, and $5.8 million, at September 30, 1996, 1995, 1994, 1993, and 1992, respectively.
(4) Includes primarily home equity lines of credit, automobile loans, and loans secured by savings deposits. At September 30, 1996 the disbursed portion of home equity lines of credit totaled $9.1 million.

         LOAN AND MORTGAGE-BACKED AND RELATED SECURITIES MATURITY AND REPRICING SCHEDULE. The following table sets forth certain information as of September 30, 1996, regarding the dollar amount of loans and mortgage-backed and related securities maturing in the Association's portfolio based on their contractual terms to maturity. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Adjustable and floating rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they contractually mature, and fixed-rate loans are included in the period in which the final contractual repayment is due. Fixed-rate mortgage-backed securities are assumed to mature in the period in which the final contractual payment is due on the underlying mortgage.

                                             WITHIN 1      1-3        3-5        5-10    MORE THAN
                                               YEAR       YEARS      YEARS      YEARS    10 YEARS      TOTAL
                                               ----       -----      -----      -----    --------      -----
                                                                       (IN THOUSANDS)

Real estate loans:
   One- to four-family residential           $213,724   $ 30,576   $ 24,795   $ 29,115   $ 15,081   $313,291
   Commercial, multi-family and land           50,603     15,441      1,963      1,347        981     70,335
Consumer loans (excluding lines of credit)      2,955      2,767        674        146          -      6,542
Equity line of credit loans (1)                 9,064          -          -          -          -      9,064
Commercial business loans                       1,716        143         15          -          -      1,874
                                             --------   --------   --------   --------   --------   --------
    Total loans receivable (gross)           $278,062   $ 48,927   $ 27,447   $ 30,608   $ 16,062   $401,106
                                             ========   ========   ========   ========   ========   ========

Mortgage-backed and related securities       $ 22,091   $ 22,012   $ 27,305   $ 34,167   $  2,688   $108,263
                                             ========   ========   ========   ========   ========   ========

----------------------------------------------------------
(1) Variable rate equity lines of credit reprice on a monthly basis.

The following table sets forth at September 30, 1996, the dollar amount of all fixed-rate and adjustable-rate loans due after September 30, 1997.

                                             FIXED  ADJUSTABLE       TOTAL
                                             -----  ----------       -----
                                                  (IN THOUSANDS)

Real estate loans:
     One- to four-family residential     $ 96,718     $  2,849    $ 99,567
     Commercial, multi-family and land      8,982       10,750      19,732
Consumer and commercial business loans      3,745            -       3,745
                                         --------     --------    --------
           Total                         $109,445     $ 13,599     $123044
                                         ========     ========    ========

Mortgage-backed and related securities   $ 86,172     $      -    $ 86,172
                                         ========     ========    ========


         ONE- TO FOUR-FAMILY RESIDENTIAL REAL ESTATE LOANS. The Association's primary lending activity consists of the origination of one- to four-family, owner-occupied, residential mortgage loans secured by properties located in the Association's market area. One- to four-family residential owner-occupied mortgage loans are generally underwritten in conformity with the criteria established by the Federal National Mortgage Association ("FNMA"), with the exception of loans exceeding applicable agency dollar limits and loans purchased through the Association's affiliation with a consortium of financial institutions which provides loans to low and moderate income borrowers (discussed below). The Association generally does not originate one- to four-family residential loans secured by properties outside of its market area. At September 30, 1996, $284.5 million, or 75.6%, of the Association's total loan portfolio consisted of one- to four-family residential mortgage loans. The weighted average contractual maturity of one-to four-family residential mortgage loans at the time they are originated is 22.5 years. However, it has been the Association's experience that the average length of time which such loans remain outstanding is 7.4 years.

         The Association currently offers one- to four-family residential mortgage loans with terms typically ranging from 15 to 30 years, and with adjustable or fixed interest rates. Originations of fixed-rate mortgage loans and ARM loans are monitored on an ongoing basis and are affected significantly by the level of market interest rates, customer preference, the Association's interest rate sensitivity gap position, and loan products offered by the Association's competitors. In a relatively low interest rate environment, which currently exists, borrowers typically prefer fixed-rate loans to ARM loans. The Association has in the past emphasized its ARM loan products. ARM loan originations totaled $50.6 million, or 50.9%, of all one- to four-family loan originations during the year ended September 30, 1996. In connection with the Association's effort to increase mortgage lending, the Association offers residential mortgage loans which provide for a fixed-rate of interest during the first five or seven years and which thereafter convert to ARM loans on which the interest rate adjusts on an annual basis. This loan product allows the Association to offer a loan with a relatively short period during which the interest rate remains fixed but which typically provides for an initial interest rate which is greater than could be obtained from ARM loans. This loan may be offered for terms of up to 30 years.

         The Association's fixed-rate loans generally are originated and underwritten according to standards that permit sale in the secondary mortgage market. Whether the Association can or will sell fixed-rate loans into the secondary market, however, depends on a number of factors including the yield and the term of the loan, market conditions, and the Association's current interest rate sensitivity gap position. The Association's current policy is to retain in its portfolio fixed-rate mortgage loan originated with terms of 15 years or less, and to sell fixed-rate mortgage loans originated (servicing retained) with terms of more than 15 years. Periodically, management and its board may decide to retain all loans originated, including loans with terms greater that 15 years based on conditions in effect at that time. The
Association's fixed-rate mortgage loans are amortized on a monthly basis with principal and interest due each month. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option.

         The Association participates with other financial institutions in local consortiums which are committed to provide financing of one- to four-family mortgage loans for low and moderate income borrowers. The consortiums underwrite and package the loans which are generally sold to participating financial institutions  on a whole loan basis.  These loans are  originated  to  borrowers within the Association's market area and provide for either fixed or adjustable-rates of interest. The Association determines which loans it will purchase after conducting its own due diligence review of the loan package offered. For the fiscal year ended September 30, 1996, the Association did not purchase any loans originated by the consortiums. It is the Association's intent, subject to market conditions, to continue to participate in consortiums of this nature.

         The Association also purchases loans from other sources, such as mortgage origination companies, or brokers, under the same guidelines as described above. In addition, such loan purchases include a contract between the mortgage origination company and Community Savings which contains an indemnification clause protecting the Association from loss resulting from misrepresentations in the loan applications or other information provided to the Association. The Association purchased $16.8 million of such loans during fiscal year 1996. It is the Association's intent, subject to market conditions, to continue purchasing such loans.

         The Association currently offers ARM loans with an initial interest rate adjustment period of one year based on changes in a designated market index. Each ARM loan currently adjusts annually with an annual interest rate adjustment limitation of 200 basis points and a maximum lifetime adjustment of 600 basis points above the initial rate. Interest rates on the Association's ARM loans currently adjust to either the changes in the weekly average yield on United States Treasury Securities adjusted to a constant maturity of one year plus a margin, or to the National Monthly Median Cost of Funds plus a margin. The Association originates ARM loans with initially discounted rates, which vary depending upon market conditions and which provide for an adjustment period of one year. The Association determines whether a borrower qualifies for an ARM loan based on the fully indexed rate of the ARM loan at the time the loan is originated. The Association does not allow negative amortization of its ARM loans. One- to four-family residential ARM loans totaled $181.5 million at September 30, 1996.

         The primary purpose of offering ARM loans is to make the Association's loan portfolio more interest rate sensitive. However, as the interest income earned on ARM loans varies with prevailing interest rates, such loans do not offer the Association as consistently predictable interest income as long-term, fixed-rate loans. ARM loans carry increased credit risk associated with potentially higher monthly payments by borrowers as general market interest rates increase. It is possible, therefore, that during periods of rising interest rates, the risk of default on ARM loans may increase due to the upward adjustment of interest costs to the borrower.

         The Association's one- to four-family residential first mortgage loans customarily include due-on-sale clauses, which are provisions giving the Association the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the underlying real property serving as security for the loan. Due-on-sale clauses are an important means of adjusting the rates on the Association's fixed-rate mortgage loan portfolio (and to a lesser extent ARM loans), and the Association has generally exercised its rights under these clauses.

         Regulations limit the amount that a savings association may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Appraisals are generally performed by an independent outside appraiser. Such regulations permit a maximum loan-to-value ratio of 95% for residential property and 80% for all other real estate loans. The Association's lending policies generally limit the maximum loan-to-value ratio on both fixed-rate and ARM loans without private mortgage insurance to 80% of the lesser of the appraised value or the purchase price of the property to serve as collateral for the loan. For one- to four-family real estate loans with loan-to-value ratios of between 80% and 95%, the Association generally requires the borrower to obtain private mortgage insurance. The Association may charge an origination fee of between 1 % and 2% of the total loan amount on all one- to four-family loans depending on the market. The Association requires fire and casualty insurance (and flood insurance if the property is within a designated flood plain), as well as a title guaranty regarding good title, on all properties securing real estate loans made by the Association.

         In recent years, the Association has not entered into any loan participations secured by one- to four-family residences. At September 30, 1996, the Association's loan portfolio included $1.8 million of loan participations secured by one- to four-family residences.

         CONSTRUCTION AND LAND LOANS. The Association currently offers fixed-rate and adjustable-rate residential construction loans primarily for the construction of owner-occupied single-family residences in the Association's market area to builders who have a contract for sale of the property or owners who have a contract for construction. Such terms would remain the same during the life of the permanent loan at the end of the construction period. Advances are made as construction is completed. In addition, the Association also makes construction loans to builders for single-family homes held for sale. Such loans totaled $2.3 million at September 30, 1996. Construction loans for owner-occupied single-family residences are generally structured to become permanent loans upon completion of construction, and are originated with terms of up to 30 years with an allowance of up to six months for construction during which period the borrower is obliged to make interest-only payments. Construction loans to builders for homes held for sale are generally originated for a term of up to one year and provide for interest-only payments. Disbursements are made as affidavits of progress are presented to the Association.

         At September 30, 1996, the Association's largest construction loan had an aggregate principal outstanding balance of $1.5 million, which balance is within the Association's loans-to-one-borrower limit. This loan is secured by a construction loan to build a storage unit which is located in the Association's market area, and is currently performing in accordance with its terms.

         In addition, the Association originates loans within its market area which are secured by individual unimproved or improved lots which are zoned primarily to become single-family residences, as well as commercial and agricultural properties. Land loans are currently offered with either one-year adjustable-rates or fixed-rates for terms of up to 15 years. The maximum loan-to-value ratio for the Association's land loans is 75%.

         Construction lending generally involves a greater degree of credit risk than one- to four-family residential mortgage lending. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, the Association may be confronted, at or prior to the maturity of the loan, with a project, when completed, having a value which is insufficient to assure full repayment. Loans on lots may run the risk of adverse zoning changes, environmental, or other restrictions on future use.

         Adjustable-rate single-family construction and land loans are currently offered at the weekly average yield on United States Treasury Securities adjusted to a constant maturity of one year plus a margin. Adjustable-rate construction loans and land loans have an annual interest rate cap of 200 basis points and a lifetime interest rate cap of 600 basis points over the initial interest rate. Initial interest rates may be below the fully indexed rate but the loan is underwritten at the fully indexed rate. At September 30, 1996, $35.7 million, or 9.5%, and $16.8 million, or 4.5%, of the Association's total net loan portfolio consisted of construction loans and land loans, respectively.

         MULTI-FAMILY RESIDENTIAL REAL ESTATE LOANS. Loans secured by multi-family real estate constituted approximately $8.2 million, or 2.2%, of the Association's total net loan portfolio at September 30, 1996. At September 30, 1996, the Association had a total of 35 loans secured by multi-family properties. The Association's multi-family real estate loans are secured by multi-family residences, such as rental properties with between five and thirty six units. At September 30, 1996, substantially all of the Association's multi-family loans were secured by properties located within the Association's market area. At September 30, 1996, the Association's multi-family real estate loans had an average principal balance of approximately $233,000 and the largest multi-family real estate loan had a principal balance of $1.4 million, and was performing in accordance with its terms. Multi-family real estate loans are currently offered with adjustable interest rates, although in the past the Association originated fixed-rate multi-family real estate loans. Multi-family loans typically have adjustable interest rates tied to a market index with a 600 basis point lifetime interest rate cap and a 200 basis point cap on annual adjustments, and amortize over 20 to 25 years. An origination fee of between 1.5% to 2.0% is usually charged on multi-family loans. The Association generally makes multi-family mortgage loans up to 75% of the appraised value of the property securing the loan. The initial interest rate on multi-family real estate loans is currently priced at the weekly average yield on United States Treasury Securities adjusted to a constant maturity of one year plus a margin, depending on the nature and size of the project. The Association's originations of multi-family loans have been limited in recent years due to the limited demand for such projects in the Association's market area.

         In underwriting multi-family real estate loans, the Association reviews the expected net operating income generated by the real estate to support the debt service, the age and condition of the collateral, the financial resources and income level of the borrower and the borrower's experience in owning or managing similar properties and any financial reserves the borrower may have. The Association generally requires a debt service coverage ratio of at least 125% of the monthly loan payment. The Association generally obtains personal guarantees from all the principals of the multi-family real estate borrowers.

         Loans secured by multi-family real estate generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family property is typically dependent upon the successful operation of the related real estate property. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

         COMMERCIAL REAL ESTATE LOANS. Loans secured by commercial real estate constituted approximately $38.4 million, or 10.2%, of the Association's total net loan portfolio at September 30, 1996. The Association's commercial real estate loans are secured by improved property such as offices, hotels, small business facilities, strip shopping centers, warehouses, commercial land and other non-residential buildings. At September 30, 1996, substantially all of the Association's commercial real estate loans were secured by properties located within the Association's market area. At September 30, 1996, the Association had a total of 160 loans secured by commercial real estate with an average principal balance of approximately $240,000. Commercial real estate loans are currently only offered with adjustable-rates, although in the past the Association has originated fixed-rate commercial real estate loans. The terms of each commercial real estate loan are negotiated on a case-by-case basis, although such loans typically have adjustable interest rates tied to a market index. An origination fee of up to 2% of the principal balance of the loan is typically charged on commercial real estate loans. Commercial real estate loans originated by the Association generally amortize over 15 to 20 years and have a maximum loan-to-value ratio of 75%.

         During fiscal year 1996, the Association decided that a need existed in the local market for commercial real estate and business loans. In order to better serve its customers and to increase its share of the commercial loan market, the Association began an expansion of both its commercial real estate and business lending activities in late fiscal 1996 with the addition of an experienced commercial loan officer and a credit analyst to the lending department staff. The Association intends to pursue such loans aggressively in the future.

         At September 30, 1996, the Association's largest commercial real estate borrower had an aggregate principal outstanding balance of $4.1 million, which balance is within the Association's loans-to-one-borrower limit. The loan is secured by a hotel which is located in the Association's market area, and is currently performing in accordance with its terms.

         In underwriting commercial real estate loans the Association employs the same underwriting standards and procedures as are employed in underwriting multi-family real estate loans. Loans secured by commercial real estate generally involve a higher degree of risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

         CONSUMER LOANS. As of September 30, 1996, consumer loans totaled $15.6 million, or 4.2%, of the Association's total net loan portfolio. The principal types of consumer loans offered by the Association are home equity lines of credit, fixed-rate second mortgage loans, automobile loans, unsecured personal loans, and loans secured by deposit accounts. Consumer loans are offered primarily on a fixed-rate basis with maturities generally of five years or less. The Association's home equity lines of credit are secured by the borrower's principal residence with a maximum loan-to-value ratio, including the principal balances of both the first and second mortgage loans, of 80% or less. Such loans are offered on a monthly adjustable-rate basis with terms of up to ten years. At September 30, 1996, the disbursed portion of home equity lines of credit totaled $9.1 million, or 58.3%, of consumer loans. The Association anticipates it will modestly expand its home equity product line.

         The underwriting standards employed by the Association for consumer loans include a determination of the applicant's credit history and an assessment of ability to meet existing obligations and payments on the proposed loan. Creditworthiness of the applicant is of primary consideration; however, the underwriting process also includes a comparison of the value of the collateral in relation to the proposed loan amount, and in the case of home equity lines of credit, the Association engages an independent company to conduct a title search.

         Consumer loans generally have shorter terms and higher interest rates than traditional mortgage loans, but generally entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles, mobile homes, boats, and recreational vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the uneven demand for used automobiles.

         COMMERCIAL BUSINESS LOANS. The Association currently offers commercial business loans to finance small businesses in its market area. Historically, the Association offered commercial business loans as a customer service to business account holders. During the last quarter of fiscal 1996, the Association began expanding its activities in the commercial business lending market and intends to pursue such loans more aggressively in the future. At September 30, 1996, the Association had 78 commercial business loans outstanding with an aggregate balance of $1.9 million and an average loan balance of approximately $24,000. Commercial business loans are offered with both fixed-and adjustable-interest rates. Adjustable-rates on commercial business loans are priced against the Citibank or WALL STREET JOURNAL prime rate, plus a margin. The loans are offered with prevailing terms of up to five years.

         Underwriting standards employed by the Association for commercial business loans include a determination of the applicant's ability to meet existing obligations and payments on the proposed loan from normal cash flows generated by the applicant's business. The financial strength of each applicant also is assessed through a review of financial statements provided by the applicant as well as conducting a credit review.

         Commercial business loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default since their repayment is generally dependent on the successful operation of the borrower's business. The Association generally obtains personal guarantees from the borrower or a third party as a condition to originating its commercial business loans.

         LOAN ORIGINATIONS, SOLICITATION, PROCESSING, COMMITMENTS, AND PURCHASES. Loan originations are derived from a number of sources such as real estate broker referrals, existing customers, developers and walk-in customers. Upon receiving a loan application, the Association obtains a credit report and income verification to verify specific information relating to the applicant's employment, income, and credit standing. In the case of a real estate loan, an independent appraiser approved by the Association appraises the real estate intended to secure the proposed loan. A loan processor in the Association's loan department checks the loan application file for accuracy and completeness, and verifies the information provided. All loans of up to $200,000 may be approved by any one of the Association's designated vice presidents in the lending division; loans between $200,000 and $500,000 must be approved by at least two of the designated vice presidents in the lending division; loans between $500,000 and $750,000 must be approved by both the President and the Senior Vice President of the Lending Division; loans between $750,000 and $1 million must be approved by three persons, who must include at least one Director, either the President or the Senior Vice President of the Lending Division, and one of two designated vice presidents of the Lending Division. Loans in excess of $1 million must be approved by the same persons who may approve loans in excess of $750,000 but only after notifying the entire Board of Directors that such loan application will be considered and only if the Board of Directors does not disapprove of such loan. The Loan Committee meets as needed to review and verify that management's loan approvals are made within the scope of management's authority. After the loan is approved, a loan commitment letter is promptly issued to the borrower. At September 30, 1996, the Association had commitments to originate $16.6 million of loans.

         If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. Fire and casualty insurance is required at the time the loan is made and throughout the term of the loan, and upon request of the Association, flood insurance may be required. Title insurance is required on all loans secured by real property.

         In addition to originations, the Association also purchases loans secured by one- to four-family residences from consortiums, mortgage origination companies, or brokers, as previously discussed in "One- to Four-Family
Residential Real Estate Loans." In addition the Association may purchase participation loans when there is low demand for loans in the local market, or to facilitate funding of large projects. Such participation loans, which totaled $2.4 million at September 30, 1996, are secured by one- to four-family, multi-family, or commercial real estate loans.

         LOAN SERVICING. While the Association primarily originates loans for its own portfolio, it also has sold fixed-rate loans to the Federal Home Loan Mortgage Corporation ("FHLMC") and to the FNMA. At September 30, 1996, the unpaid balances of loans sold totaled approximately $22.5 million. The Association retains servicing of such loans and receives a fee of between one-fourth to three-eights of a percent per loan. The Association does not purchase loan servicing from other sources.

         ORIGINATION, PURCHASE AND SALE OF LOANS. The table below shows the Association's loan origination, purchase and sales activity for the periods indicated.

                                                              YEAR ENDED SEPTEMBER 30,
                                                   ---------------------------------------
                                                            1996         1995         1994
                                                            ----         ----         ----
                                                                (IN THOUSANDS)

Loans receivable, beginning of period                  $ 329,442    $ 317,117    $ 328,747
Originations:
  Real estate:
     One- to four-family residential(1)                   82,596       35,909       49,718
     Land loans                                            6,848       18,163        6,418
     Multi-family                                          1,263            -          696
     Commercial                                           16,102        8,197        2,813
                                                       ---------    ---------    ---------
         Total real estate loans                         106,809       62,269       59,645
  Non-real estate loans:
     Consumer                                              5,698        4,154        2,425
     Commercial business                                     796          646          718
                                                       ---------    ---------    ---------
         Total originations                              113,303       67,069       62,788

Transfer of mortgage loans to foreclosed real estate        (400)      (1,394)      (5,528)
Loan purchases                                            16,775        2,728        2,395
Repayments                                               (72,114)     (50,452)     (63,471)
Loan sales                                                (5,429)        (105)      (5,115)
Decrease (increase) in allowance for loan losses           1,180         (102)         358
Decrease in amortization of unearned discount
   and net deferred fees                                     589           62          326
Increase in loans in process                              (7,065)      (5,381)      (3,406)
Change in other                                              (62)        (100)          23
                                                       ---------    ---------    ---------
Net loan activity                                         46,777       12,325      (11,630)
                                                       ---------    ---------    ---------
Total loans receivable at end of period                $ 376,219    $ 329,442    $ 317,117
                                                       =========    =========    =========

----------------------------------------------------------------
(1)  Includes  loans  to  finance  the   construction  of  one-  to  four-family
     residential properties, and loans originated for sale in the secondary market.

         LOAN ORIGINATION FEES AND OTHER INCOME. In addition to interest earned on loans, the Association may receive loan origination fees. To the extent that loans are originated or acquired for the Association's portfolio, Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" ("SFAS No. 91") requires that the Association defer loan origination fees and costs and amortize such amounts as an adjustment of yield over the life of the loan by use of the level yield method. ARM loans originated below the fully-indexed interest rate will have a substantial portion of the deferred amount recognized as income in the initial adjustment period. Fees deferred under SFAS No. 91 are recognized into income immediately upon prepayment or the sale of the related loan. At September 30, 1996, the Association had $257,000 of unearned discounts and deferred loan origination fees. Loan origination fees vary with the volume and type of loans and commitments made and purchased, principal repayments, and competitive conditions in the mortgage markets which, in turn, respond to the demand and availability of money.

         In addition to loan origination fees, the Association also receives other fees, service charges, and other income that consist primarily of deposit transaction account service charges, late charges and income from REO operations. The Association recognized fees and service charges of $3.3 million, $3.4 million and $3.3 million for the fiscal years ended September 30, 1996, 1995, and 1994, respectively.

         LOANS-TO-ONE BORROWER. Savings and loan associations are subject to the same loans-to-one borrower limits as those applicable to national banks which, under current regulations, restrict loans to one borrower to an amount equal to 15% of unimpaired capital and unimpaired surplus on an unsecured basis, and an additional amount equal to 10% of unimpaired capital and unimpaired surplus if the loan is secured by readily marketable collateral (generally, financial instruments and bullion, but not real estate). The 15% limitation resulted in a dollar limitation of approximately $11.3 million at September 30, 1996. At September 30, 1996, the Association's largest lending relationship totaled $5.4 million, of which $3.2 million had been disbursed, and consisted of construction loans to build single-family homes, residential acquisition and development loans, and a line of credit secured by commercial property. The Association's second largest lending relationship totaled $4.9 million, of which $4.8 million had been disbursed, and consisted of construction loans to build two single-family homes. The Association's third largest lending relationship totaled $4.1 million and was secured by a hotel. The Association's fourth largest lending relationship totaled $4.0 million, of which $490,000 had been disbursed, and consisted of a loan for the construction of single-family residences. The Association's fifth largest lending relationship totaled $3.5 million, of which $3.4 million had been disbursed, and was comprised of construction loans on four single-family homes. At September 30, 1996 all of the aforementioned loans were performing in accordance with their terms.

DELINQUENCIES AND CLASSIFIED ASSETS

         DELINQUENCIES. The Association's collection procedures provide that when a loan is 15 days past due, a computer-generated late charge notice is sent to the borrower requesting payment. If delinquency continues, at 30 days a delinquent notice is sent and personal contact efforts are attempted, either in person or by telephone, to strengthen the collection process and obtain reasons for the delinquency. Also, plans to arrange a repayment plan are made. If a loan becomes 60 days past due, and no progress has been made in resolving the delinquency, the Association will send a 10-day demand letter and attempt personal contact. The loan also becomes subject to possible legal action if suitable arrangements to repay have not been made. In addition, the borrower is advised that they may obtain access to consumer counseling services, to the extent required by regulations of the Department of Housing and Urban Development ("HUD"). When a loan continues in a delinquent status for 90 days or more, and a repayment schedule has not been made or kept by the borrower, generally a notice of intent to foreclose is sent to the borrower, giving the borrower 10 days to repay all outstanding interest and principal. If the delinquency is not cured, foreclosure proceedings are initiated.

         DELINQUENT LOANS. Loans are reviewed on a regular basis and are placed on a non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. In addition, loans are placed on non-accrual status when either principal or interest is 90 days or more past due, or less than 90 days, in the event the loan has been referred to the Association's legal counsel for foreclosure. Interest accrued and unpaid at the time a loan is placed on a non-accrual status is charged against interest income.

         NON-PERFORMING ASSETS. At September 30, 1996, the Association had non-performing assets (non-performing loans and real estate owned ("REO")) of $2.6 million, and a ratio of non-performing assets to total assets of 0.4%.

         REAL ESTATE OWNED. Real estate acquired by the Association as a result of foreclosure or by deed in lieu of foreclosure is classified as REO until such time as it is sold. REO is recorded at cost which is the estimated fair value of the property at the time the loan is foreclosed. Subsequent to foreclosure, these properties are carried at lower of cost or fair value less estimated costs to sell. REO totaled $1.4 million, $1.9 million, and $3.7 million at September 30, 1996, 1995, and 1994. respectively.

DELINQUENT LOANS AND NON-PERFORMING ASSETS

         The following table sets forth information regarding the Association's non-accrual loans delinquent 90 days or more, and real estate acquired or deemed acquired by foreclosure at the dates indicated. When a loan is delinquent 90 days or more, the Association fully reserves all accrued interest thereon and ceases to accrue interest thereafter. For all the dates indicated, the Association did not have any material restructured loans within the meaning of SFAS 15.

                                                         AT SEPTEMBER 30,
                                        --------------------------------------------
                                            1996     1995     1994     1993     1992
                                            ----     ----     ----     ----     ----
                                                 (DOLLARS IN THOUSANDS)
Delinquent loans:
   One- to four-family residential        $  832   $  605   $1,571   $2,374   $2,287
   Commercial and multi-family
     real estate                               -        -    1,282    4,316    1,528
   Consumer and commercial
     business loans                           10       39       20       36       92
   Land                                        -       18       82        9       45
                                          ------   ------   ------   ------   ------
Total delinquent loans                       842      662    2,955    6,735    3,952
REO                                        1,384    1,910    3,686    1,324    4,455
Other non-performing assets                  400        -        -        -        -
                                          ------   ------   ------   ------   ------
        Total non-performing assets (1)   $2,626   $2,572   $6,641   $8,059   $8,407
                                          ======   ======   ======   ======   ======

Total loans delinquent 90 days or more
 to net loans receivable                    0.22%    0.20%    0.93%    2.05%    1.03%
Total loans delinquent 90 days or more
 to total assets                            0.13%    0.12%    0.53%    1.29%    0.73%
Total non-performing loans and REO to
 total assets                               0.40%    0.45%    1.19%    1.54%    1.55%

------------------------------------------
(1)  Net of specific valuation allowances.

         The Association's largest non-performing asset had a balance of $914,000 at September 30, 1996. In December 1985, the Association made a land loan in the amount of $1.4 million for the purchase of 37 acres of vacant commercial property located in Fort Pierce, Florida. In August 1988, the Association refinanced the loan and increased the principal amount of the loan to $1.5 million. This loan had a balloon feature which was due in September 1993. Upon maturity, the borrower was unable to satisfy the balloon payment. The Association subsequently commenced foreclosure proceedings and a foreclosure sale occurred in April 1994 at which time the property was classified as REO. During fiscal year 1996, the Association recovered $200,000, reducing the balance at September 30, 1996 to $914,000. The property was appraised at $1.2 million as of August 1996.

         OTHER NON-PERFORMING ASSETS. In connection with its mutual holding company reorganization and stock offering, the Association's employee stock ownership plan and trust ("the ESOP") borrowed funds from Nationar, a New York trust company which was owned by savings banks in the state of New York, and used the funds to purchase eight percent of the shares of the Association's common stock in the open market. All of such shares were pledges as collateral to support the ESOP loan. On February 6, 1995, Nationar was seized by the New York Banking Department because of liquidity problems and continuing losses. In connection with the ESOP loan, the Association placed $1.2 million in a non-insured interest-earning deposit account with Nationar as collateral to secure the ESOP loan. During the year ended September 30, 1995, the Association was uncertain as to the recoverability of the collateral securing the ESOP loan. During fiscal year 1995, the Superintendent transferred $200,000 of the Association's collateral to a new interest-earning deposit account with Northwest Savings Bank, leaving $1.0 million in the Nationar account. During the year ended September 30, 1996, the Association received $400,000 as a partial settlement from the New York Banking Department. Management believes, based on correspondence with the New York Banking Department, that the full settlement of $600,000 will be received in December 1996.

         During the year ended September 30, 1996, gross interest income of $97,000 would have been recorded on non-performing assets accounted for on a non-accrual basis if the loans and assets had been current throughout the period. No interest income on non-accrual loans and assets was included in income during the such periods.

         The following table sets forth information with respect to loans past due 60 to 89 days in the Association's portfolio at the dates indicated.

                                                         AT SEPTEMBER 30,
                                     -------------------------------------------------
                                              1996     1995     1994      1993    1992
                                              ----     ----     ----      ----    ----
                                                       (IN THOUSANDS)

Loans past due 60-89 days:
  One- to four-family residential           $  209   $  493   $  193   $  202   $1,627
  Commercial and multi-family real estate        -        -        -        -      153
  Consumer and commercial
    business loans                               3       24        -        -
  Land loans                                     -        -       95        -      134
                                            ------   ------   ------   ------   ------
         Total past due 60-89 days          $  212   $  517   $  288   $  202   $1,914
                                            ======   ======   ======   ======   ======

         The following table sets forth information regarding the Association's delinquent loans, REO and loans to facilitate the sale of REO at September 30, 1996.

                                                     AT SEPTEMBER 30, 1996
                                                     ---------------------
                                                       BALANCE   NUMBER
                                                       -------   ------
                                                     (DOLLARS IN THOUSANDS)

Residential real estate:
  Loans 60 to 89 days delinquent                        $  209        3
  Loans more than 89 days delinquent                       832       17
Commercial and multi-family real estate:
  Loans 60 to 89 days delinquent                             -        -
  Loans more than 89 days delinquent                         -        -
Consumer and commercial business loans:
  Loans 60 to 89 days delinquent                             3        2
  Loans more than 89 days delinquent                        10        1
Land                                                         -        -
REO                                                      1,384        5
Restructured loans within the meaning of Statement of
  Financial Accounting Standards No. 15 (not included
  in other non-performing categories above)                  -        -
Loans to facilitate sale of REO                            226        4
                                                        ------   ------
      Total                                             $2,664       32
                                                        ======   ======


         CLASSIFICATION OF ASSETS. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the Office of Thrift Supervision ("OTS") to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full, " on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management.

         When a savings institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the assets so classified, or to charge off such amount. A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which can order the establishment of additional general or specific loss allowances. The Association regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations.

         The   following   table  sets  forth  the   aggregate   amount  of  the
Association's classified assets at the dates indicated.

                                      AT SEPTEMBER 30,
                               ---------------------------
                                  1996      1995      1994
                                  ----      ----      ----
                                      (In Thousands)

Substandard assets             $ 3,745   $ 8,652   $10,166
Doubtful assets                      -         -         -
Loss assets                        544     1,565     1,520
                               -------   -------   -------
     Total classified assets   $ 4,289   $10,217   $11,686
                               =======   =======   =======

         ALLOWANCE FOR LOAN LOSSES. Management's policy is to provide for estimated losses on the Association's loan portfolio based on management's evaluation of the potential losses that may be incurred. Provisions for losses, which increase the allowances for loan losses, are established by charges to income. Such allowances represent the amounts which, in management's judgment, are adequate to absorb charge-offs of existing loans which may become uncollectible. The adequacy of the allowance is determined by management's monthly evaluation of the loan portfolio and related collateral, in light of past loss experience, present economic conditions and other factors considered relevant by management. Anticipated changes in economic factors which may influence the level of the allowances are considered in the evaluation by management when the likelihood of the changes can be reasonably determined.

         Management continues to review the entire loan portfolio to determine the extent, if any, to which further additional loan loss provisions may be deemed necessary. Management believes that the Association's current allowance for loan losses is adequate, However, there can be no assurance that the allowance for loan losses will be adequate to cover losses that may in fact be realized in the future or that additional provisions for loan losses will not be required.

         ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                                         AT SEPTEMBER 30,
                                            ---------------------------------------------------------------------
                                                   1996            1995          1994          1993          1992
                                                   ----            ----          ----          ----          ----
                                                                      (DOLLARS IN THOUSANDS)

Total loans outstanding                       $ 376,219       $ 329,442     $ 317,117     $ 328,747     $ 382,326
                                              =========       =========     =========     =========     =========
Average loans outstanding for the period      $ 346,880       $ 321,849     $ 321,721     $ 352,173     $ 416,139
                                              =========       =========     =========     =========     =========
Allowance balance (at beginning of period)        3,492           3,390         3,748         2,281         1,017
Provision for losses:
  Real estate loans                                  84             234           967         2,395         1,632
  Consumer and commercial business loans             14               6            22             3            48
Charge-offs:
  Real estate loans                              (1,264)(1)        (132)       (1,325)         (885)         (311)
  Consumer and commercial business loans            (14)             (6)          (22)          (46)         (105)
                                              ---------       ---------     ---------     ---------     ---------
Allowance balance (at end of period)          $   2,312       $   3,492     $   3,390     $   3,748     $   2,281
                                              =========       =========     =========     =========     =========

Allowance for loan losses as a percent
  of net loans receivable at end of period         0.61%           1.06%         1.07%         1.14%         0.60%
Net loans charged off as a percent of average
  loans outstanding                                0.37%            .04%         0.41%         0.26%         0.10%
Ratio of allowance for loan losses to total
  non-performing loans at end of period (2)      274.58%         527.49%       114.72%        55.65%        57.72%
Ratio of allowance for loan losses to total
  non-performing loans and REO
  at end of period (2)                           103.86%         135.77%        51.05%        46.51%        27.13%

-------------------------------------
(1) Charge offs at September 30, 1996 primarily reflected the reversal of a specific reserve of $1.2 million which was related to a participation interest in a note which was sold during the year.
(2) Net of  specific reserves.


         ALLOCATION OF ALLOWANCE FOR LOAN LOSSES. The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance by category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.


                                                                       AT SEPTEMBER 30,
                                         ------------------------------------------------------------------------------
                                                 1996                       1995                         1994
                                         ----------------------   --------------------------   ------------------------
                                                    % OF LOANS                  % OF LOANS                  % OF LOANS
                                                      IN EACH                    IN EACH                    IN EACH
                                                    CATEGORY TO                 CATEGORY TO                CATEGORY TO
                                           AMOUNT   TOTAL LOANS(1)    AMOUNT    TOTAL LOANS(1)    AMOUNT   TOTAL LOANS(1)
                                           ------   -----------       ------    -----------       ------   -----------
                                                                     (DOLLARS IN THOUSANDS)
Balance at end of period applicable to:
   One- to four-family residential
    mortgage                                 $870       79.83%          $790         79.10%         $700        78.52%
   Land loans                                 630        4.20            630          4.47           630         6.18
   Multi-family residential mortgage          300        2.03            300          2.11           300         2.05
   Commercial real estate                     452        9.58          1,712         10.14         1,700         9.84
   Consumer and commercial business            60        4.36             60          4.18            60         3.41
                                           ------      ------         ------        ------        ------       ------
     Total allowance for loan losses       $2,312      100.00%        $3,492        100.00%       $3,390       100.00%
                                           ======      ======         ======        ======        ======       ======

----------------------------------------
(1) Percentages do not reflect adjustments for undisbursed loan proceeds, unearned discount and net deferred fees, and allowance for loan losses.

         RECOVERIES. During the year ended September 30, 1996, the Association's largest recoveries of losses from previous years included $470,000 which represented a final settlement of the Association's claim with the State of Florida Department of Insurance, as Receiver for International Medical Centers, Inc., of Miami ("IMC"). In addition, the Association received $400,000 from the New York Banking Department as a partial settlement for the Nationar deposit (see "Other Non-Performing Assets"). The Association also received a partial payment of $200,000 on land classified as REO (see "Delinquent Loans and Non-Performing Assets").

SECURITIES PORTFOLIO

         The Association's primary focus is the origination of loans. However during past periods when mortgage loan demand was moderate and the Association had de-emphasized the origination of fixed-rate loans, management of the Association invested excess liquidity in investment securities, including mutual funds, and in mortgage-backed and related securities rather than purchasing whole loans or loan participations. Such securities are subject to classification based on the intentions of the Association. Securities purchased for the Association's portfolio are classified as either held to maturity or as available for sale. The Association has no securities classified as trading. During December 1995, the Association adopted the provisions of SFAS No. 115 "Questions and Answers Guide ("SFAS No. 115 Q & A") which allowed a one-time reclassification of securities between held to maturity and available for sale between November 15, 1995 and December 31, 1995. The Association reclassified $49.5 million of securities from investments-held to maturity and mortgage-backed and related securities-held to maturity to securities available for sale. Such reclassification resulted in a credit of $247,000 to shareholders' equity. The Association subsequently sold $749,000 of the securities at no gain or loss.

         The Association maintains an Investment Committee which meets on a monthly basis to review the Association's securities portfolio and make recommendations to be carried out by management. All investments must be rated BBB or higher by a recognized rating service. The Investment Committee consists of the Association's Chairman of the Board, Frederick A. Teed, President and Chief Executive Officer, James B. Pittard, Jr., Director, Harold I. Stevenson, and Senior Vice President, Chief Financial Officer and Treasurer, Larry J. Baker.

         MORTGAGE-BACKED AND RELATED SECURITIES. At September 30, 1996, net mortgage-backed and related securities totaled $108.3 million, or 16.7%, of total assets. Of this amount, $55.0 million was classified as held to maturity and $53.3 million was available for sale. At September 30, 1996, the market value of the Association's net mortgage-backed securities portfolio totaled approximately $108.3 million. The Association primarily invests in fixed-rate mortgage-backed securities with weighted average lives of five to seven years. Management believes that investing in short-term mortgage-backed and related securities limits the Association's exposure to higher interest rates. During fiscal year 1996, $43.7 million of mortgage-backed securities were purchased. These purchases were funded with public fund deposits, odd-term certificates of deposit and FHLB advances, instead of excess liquidity as in previous years. Also included in the Association's mortgage-backed securities portfolio at September 30, 1996, was $91.9 million of collateralized mortgage obligations ("CMOs"), $10.0 million of pass-through securities issued by the FHLMC, $4.1 million of pass-through securities issued by the FNMA and $2.2 million of pass-through securities issued by the Government National Mortgage Association ("GNMA"). The FHLMC and FNMA pass-through securities are primarily comprised of five-year and seven-year balloon mortgage loans. The GNMA pass-through securities were purchased in the early 1980s and the loans underlying the GNMAs are well seasoned. The Association has a limited amount of mortgage-backed securities issued by the Agency for International Development ("AID"). The AID mortgage-backed securities are fixed-rate instruments and are securitized with loans to Korea, Venezuela, and Israel. At September 30, 1996, the Association had $335,000 in AID mortgage-backed securities. Such mortgage-backed securities are guaranteed by governmental agencies or quasi-governmental agencies of the United States Government. By investing in mortgage-backed securities, the Association has reduced significantly the credit risk of its asset base in exchange for lower yields than would typically be available on internally generated loans.

         CMOs  are  typically  issued  by  a  special-purpose   entity  (in  the
Association's case, private issuers), which may be organized in a variety of legal forms, such as a trust, a corporation, or a partnership. The entity aggregates pools of pass-through securities, which are used to collateralize the CMO. Once combined, the cash flows are divided into "tranches" or "classes" of individual bonds, thereby creating more predictable average durations for each bond than the underlying pass-through pools. Accordingly, under the CMO structure all principal paydowns from the various mortgage pools are allocated to a CMO's first class until it has been paid off, then to a second class until such class has been paid off, and then to the next classes. Substantially all of the CMOs held in the Association's mortgage-backed securities portfolio consist of senior sequential tranches, primarily investments in one of the first three tranches of the CMO. By purchasing senior sequential tranches, the Association is attempting to ensure the cash flow associated with such an investment. Generally, such tranches have stated maturities ranging from 6.5 years to 30 years; however, because of prepayments, the expected weighted average life of these securities is less than the stated maturities. At September 30, 1996, the Association's fixed-rate CMOs had coupon rates ranging from 6.0% to 12.0% with a weighted average yield of 7.54%. The Association's adjustable-rate CMOs are indexed to the London InterBank Offered Rate ("LIBOR") or to the Ten Year Treasury Index. The Association's policy is to purchase tranches in CMOs which are deemed to be investment grade by the Federal Financial Institutions Examination Council. In the past, the Association purchased CMO residuals in which the repayment of principal is only made after the senior tranches of the CMO are repaid in full as to principal. Consequently, investments in CMO residuals are riskier than investments in senior sequential tranches because of their relatively junior position to more senior tranches and the interest rate risk associated with such securities, in that they could result in a loss of a substantial portion of the original investment. Cash flows from residual interests are very sensitive to prepayments and, therefore, contain a high degree of interest rate risk. Residual interests represent an ownership interest in the underlying collateral, subject to the first lien of the CMO investors. At September 30, 1996, the carrying value of the Association's CMO residuals was $20,000. The Association no longer invests in CMO residuals.

         The OTS regulations require the classification of CMOs as high-risk if they fail the FFIEC test. The Association does not purchase any CMOs which fail the FFIEC test at the time of purchase. The FFIEC test is reperformed annually during the life of the securities. During fiscal year 1996, two CMO issues totaling $9.0 million failed the FFIEC test and are currently classified as high-risk for OTS reporting purposes.

         The following tables set forth the carrying value of, and activity in, the Association's mortgage-backed and related securities portfolio at the dates indicated.

                                                            AT SEPTEMBER 30,
                                                  --------------------------------
                                                         1996       1995      1994
                                                         ----       ----      ----
                                                              (IN THOUSANDS)
Mortgage-backed and related securities:
 Held to maturity:

   CMO residuals                                    $     20   $    118   $    155
   Collateralized mortgage obligations                38,308     57,586     21,010
   FHLMCs                                              9,973     11,943     13,460
   GNMAs                                               2,233      2,774      1,075
   FNMAs                                               4,076      4,691      5,079
   Conventional pass-through certificates                 --         --         68
   AID loans                                             335        387        434
                                                    --------   --------   --------
     Total mortgage-backed and related securities     54,945     77,499     41,281
                                                    --------   --------   --------
Available for sale: (shown at market value)
   Collateralized mortgage obligations                53,318         --         --
                                                    --------   --------   --------
     Total mortgage-backed and related securities
      available for sale                              53,318         --         --
                                                    --------   --------   --------
Total mortgage-backed and related securities        $108,263   $ 77,499   $ 41,281
                                                    ========   ========   ========


                                                                   YEAR ENDED SEPTEMBER 30,
                                                           ---------------------------------------
                                                                    1996         1995         1994
                                                                    ----         ----         ----
                                                                        (IN THOUSANDS)
Mortgage-backed and related securities at:
   Beginning of period                                         $  77,499    $  41,281    $  14,290
   Purchases                                                      43,703       41,549       32,460
   Calls                                                            (311)           -            -
   Sales                                                            (749)           -            -
   Repayments                                                    (11,454)      (5,286)      (5,628)
Discount (premium) amortization                                      189          (45)         159
Gain on call                                                         254            -            -
(Increase) decrease in market value available for sale (net)        (868)           -            -
                                                               ---------    ---------    ---------
Mortgage-backed and related securities at
   end of period                                               $ 108,263    $  77,499    $  41,281
                                                               =========    =========    =========

         The   following   table  sets  forth  the   allocation  of  fixed-  and
adjustable-rate   mortgage-backed   and  related   securities  for  the  periods
indicated.

                                                                             AT SEPTEMBER 30,
                                                -------------------------------------------------------------------------
                                                          1996                       1995                    1994
                                                -------------------------    ----------------------  ---------------------
                                                     $           %               $          %            $          %
                                                -------------------------    ----------------------  ---------------------
                                                                          (DOLLARS IN THOUSANDS)

Mortgage-backed and related securities, net:
   Held to maturity:
   Adjustable-rate CMOs                              $3,030         2.80%      $3,980        5.14%     $1,763      4.27%
                                                   --------       ------      -------      ------     -------    ------
     Fixed-rate:
        FHLMCs                                        9,973         9.21       11,943       15.41      13,460     32.62
        FNMAs                                         4,076         3.76        4,691        6.05       5,079     12.30
        GNMAs                                         2,233         2.06        2,774        3.58       1,075      2.60
        CMOs                                         35,298        32.60       53,724       69.32      19,402     47.00
        Conventional pass-through certificates            -            -            -           -          68      0.16
        AID loans                                       335         0.32          387         .50         434      1.05
                                                   --------       ------      -------      ------     -------    ------
           Total fixed-rate                          51,915        47.95       73,519       94.86      39,518     95.73
                                                   --------       ------      -------      ------     -------    ------
             Total mortgage-backed and related
                   securities-held to maturity, net  54,945        50.75       77,499      100.00      41,281    100.00
                                                   --------       ------      -------      ------     -------    ------

   Available for sale: (at market value)
         Adjustable-rate CMOs                         3,670         3.39%           -           -           -         -
         Fixed-rate CMOs                             49,648        45.85%           -           -           -         -
                                                   --------       ------      -------      ------     -------    ------
            Total mortgage-backed and related
                  securities available for sale, net 53,318        49.24%           -           -           -         -
                                                   --------       ------      -------      ------     -------    ------
Total mortgage-backed and related securities, net  $108,263       100.00%     $77,499      100.00%    $41,281    100.00%
                                                   ========       ======      =======      ======     =======    ======

         INVESTMENTS. The Association purchases investments which are comprised primarily of United States Government and agency obligations, mutual funds that invest in mortgage-backed securities and government and agency obligations, corporate debt securities and FHLB stock, as well as interest-earning deposits at the FHLB. The carrying value of the Association's interest-earning deposits, investments and securities available for sale totaled $128.0 million or 19.7% of total assets.

         The Association is required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short-term securities and certain other investments. The Association generally has maintained a portfolio of liquid assets that exceeds regulatory requirements. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future, as well as management's projections as to the short term demand for funds to be used in the Association's loan origination and other activities. For further information regarding the Association's investments see Notes 1, 2 and 3 to the Notes to Consolidated Financial Statements contained in the Association's Annual Report to Shareholders for the Year Ended September 30, 1996 (the "Annual Report") attached hereto as Exhibit 13.

         INTEREST-EARNING DEPOSITS. The Association primarily invests excess funds on a daily basis in an interest-earning overnight account at the FHLB of Atlanta. The balance of this account was $28.6 million at September 30, 1996. Such funds are available to provide liquidity to meet lending requirements and daily operations.

         INVESTMENT SECURITIES. At September 30, 1996, investment securities included United States Government and agency obligations totaling $11.7 million, corporate debt issues totaling $10.6 million, and FHLB stock totaling $5.4 million.

         Included in corporate debt issues are asset-backed securities which include two debt securities secured by automobile loan receivables totaling $3.3 million at September 30, 1996 purchased during fiscal year 1994 by the Association, the repayment of which is secured by automobile receivables. These securities are rated BBB or above by Standard & Poors and provide the Association with an effective yield of 6.33%. While these securities have a stated maturity of six years, it is expected that the receivables underlying the securities have a weighted average life of 2.2 years. Debt instruments which depend on the repayment of automobile loans involve a certain degree of risk since in the event that borrowers of the automobile loan default, the issuer of the security may have insufficient funds to repay the principal or interest of the security in accordance with its terms.
         The FHLB requires its members to own a required level of FHLB stock. During 1996, the FHLB decided to begin redeeming all stock held by members in excess of the required levels. During September 1996, the Association received $2.0 million leaving a FHLB stock balance of $5.4 million. A further reduction of $2.5 million will occur during the first quarter of fiscal year 1997.

         SECURITIES AVAILABLE FOR SALE. Securities available for sale are carried on the Association books at fair value as required by FASB No. 115 and totaled $71.0 million at September 30, 1996. Included in securities available for sale are equity securities totaling $115,000, mutual funds totaling $42.9 million, and United States and Government and agency obligations totaling $27.9 million.

         The Association's mutual fund investments include mutual funds that invest primarily in mortgage-backed securities and government and agency securities, and are classified as available for sale for accounting purposes. The mutual funds which invest in mortgage-backed securities have characteristics similar to the mortgage-backed securities in which they invest. The Association's mutual fund investments include approximately $40.5 million in funds which invest in adjustable-rate mortgage-backed securities issued by FNMA, FHLMC and GNMA, as well as CMOs and real estate mortgage investment conduits and other securities collateralized by or representing interests in real estate mortgages, and approximately $2.4 million in funds which invest in government and agency obligations. Since the Association's mutual fund investments are available for sale, they are carried at fair value as required by FASB No. 115.

         INVESTMENT PORTFOLIO. The following tables set forth the carrying value of the Association's investments and investment securities available for sale at the dates indicated. At September 30, 1996, the market value of the Association's investments was approximately $131.6 million. The market value of investments and securities available for sale includes interest-earning deposits and FHLB stock at book value, which approximates market value.

                                                                AT SEPTEMBER 30,
                                                    ---------------------------------
                                                           1996       1995       1994
                                                           ----       ----       ----
                                                                 (IN THOUSANDS)
Interest-earning deposits:
     FHLB-Atlanta                                      $ 28,580   $ 28,171   $ 54,699
     Other deposits                                         600      1,200          -
                                                       --------   --------   --------
        Total                                            29,180     29,371     54,699
                                                       --------   --------   --------
Investment securities:
     United States Government and agency obligations     11,691     38,987     35,921
     Corporate debt issues                               10,602     13,692     16,283
     Certificates of deposit                                  -      7,000          -
     FHLB stock                                           5,384      7,384      7,384
                                                       --------   --------   --------
        Total                                            27,677     67,063     59,588
                                                       --------   --------   --------
Securities available for sale: (shown at fair value)
     Equity securities (1)                                  115         96         65
     Mutual funds                                        42,912     26,932     26,664
     United States Government and agency obligations     27,942          -          -
                                                       --------   --------   --------
        Total                                            70,969     27,028     26,729
                                                       --------   --------   --------
        Total securities portfolio                     $127,826   $123,462   $141,016
                                                       ========   ========   ========

-------------------------------------------------------------------------
(1) Consists of $14,000 in FNMA stock which was purchased in order for thE Association to qualify as a FNMA servicer and $101,000 in securities issued by the Financial Institutions Insurance Group Limited.

         SECURITIES PORTFOLIO MATURITIES. The following table sets forth the scheduled maturities, carrying values, market values and average yields for the Association's investment securities and securities available for sale at September 30, 1996.

                                                                   At September 30, 1996
                               -----------------------------------------------------------------------------------------------------
                               One Year or Less  One to Five Years  Five to Ten Years    More than Ten Years
                               ----------------  -----------------  -----------------    -------------------
                                       Annualized       Annualized       Annualized       Annualized    Total             Annualized
                                        Weighted         Weighted         Weighted         Weighted --------------- Average Weighted
                                Carrying Average Carrying Average Carrying Average Carrying Average Carrying Market Life in  Average
                                  Value  Yield   Value    Yield   Value    Yield   Value    Yield    Value   Value  Years(1) Yield
                                  -----  -----   -----    -----   -----    -----   -----    -----    -----   -----  --------------


Interest-earning deposits:
    FHLB of Atlanta              $28,580   5.80%  $   --     --%   $   --     --%  $   --    --%   $28,580   $28,580     --  5.80%
    Other deposits                   600   1.92       --     --        --     --       --    --        600       600     --   1.92
                                  ------   ----   ------   ----    ------   ----   ------  ----     ------   -------   ----   ----
        Total  Interest-earning   29,180   5.72       --     --        --     --       --    --     29,180    29,180     --   5.72
                                  ------   ----   ------   ----    ------   ----   ------  ----     ------   -------   ----   ----
deposits
Investment securities:
    United  States   Government and
       agency obligations            300   7.50    1,097  11.33     9,842  10.79      452  8.96     11,691    15,125   6.54  10.68
    Corporate debt issues             --     --    3,282   6.33        --     --    7,321  6.66     10,602    10,967  10.14   6.56
    FHLB stock                     2,521   7.25              --        --     --    2,863  7.25      5,384     5,384     --   7.25
                                  ------   ----   ------   ----    ------   ----   ------  ----     ------   -------   ----   ----
        Total investment           2,821   7.28    4,379   7.58     9,842  10.79   10,636  6.92     27,677    31,426   8.25   8.43
                                  ------   ----   ------   ----    ------   ----   ------  ----     ------   -------   ----   ----
securities

Securities available for sale:
    Equity securities                115   1.91       --     --        --     --       --    --        115       115     --   1.91
    Mutual funds:
       Mortgage-backed            40,486   6.01       --     --        --     --       --    --     40,486    10,486     --   6.01
       Government and agency       2,426   5.15       --     --        --     --       --    --      2,426     2,426     --   5.15
backed
     United States Government and
        agency obligations         2,992   4.80   18,968   6.16     5,982   6.93       --    --     27,942    27,942   3.96   6.18
                                  ------   ----   ------   ----    ------   ----   ------  ----     ------   -------   ----   ----
       Total securities available
         for sale                 46,019   5.88   18,968   6.16     5,982   6.93       --    --     70,969    70,969   3.96   6.04
                                  ------   ----   ------   ----    ------   ----   ------  ----     ------   -------   ----   ----
       Total investment
securities and securities         48,840   5.96   23,347   6.43    15,824   9.33   10,636  6.92     98,646   102,445   5.28   6.71
                                  ------   ----   ------   ----    ------   ----   ------  ----     ------   -------   ----   ----
available for sale
       Total securities          $78,020   5.87% $23,347   6.43%  $15,824   9.33% $10,636  6.92%  $127,826  $131,625   5.28% 6.47%
                                 =======   ====  =======   ====   =======   ====  =======  ====   ========  ========   ====   ====
          portfolio

--------------------------------
(1) Total weighted average life in years calculated only on United States Government and agency obligations.

SOURCES OF FUNDS

         GENERAL. Deposits are the major source of the Association's funds for lending and other investment purposes. In addition to deposits, the Association derives funds from the amortization and prepayment of loans and mortgage-backed and related securities, the maturity of investment securities, operations and, if needed, advances from the FHLB. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes.

         DEPOSITS. Consumer and commercial deposits are attracted principally from within the Association's market area through the offering of a broad selection of deposit instruments including non-interest-bearing demand accounts, NOW accounts, passbook savings, money market deposit accounts, term certificate accounts and individual retirement accounts. While the Association accepts deposits of $100,000 or more, it does not currently offer premium rates for such deposits. Deposit account terms vary according to the minimum balance required, the period of time during which the funds must remain on deposit, and the interest rate, among other factors. The Association has a committee which meets weekly to evaluate the Association's internal cost of funds, survey rates offered by competing institutions, review the Association's cash flow requirements for lending and liquidity and the amount of certificates of deposit maturing in the upcoming weeks. This committee executes rate changes when deemed appropriate. The Association does not obtain funds through brokers, nor does it solicit funds outside its market area.

         The following table sets forth information regarding interest rates, terms, minimum amounts and balances of the Association's savings and other deposits in the Association as of September 30, 1996:

    WEIGHTED                                                                                                 PERCENTAGE
     AVERAGE            MINIMUM                                                  MINIMUM                      OF TOTAL
  INTEREST RATE          TERM          CHECKING AND SAVINGS DEPOSITS (1)          AMOUNT       BALANCES       DEPOSITS
  -------------          ----          ------------------------------             ------       --------       --------
                                                                                           (IN THOUSANDS)

      0.00%              None         Non-interest-bearing account                 None          $ 19,532          3.91%
      1.24               None         NOW accounts                                  $10            63,098         12.65
      1.73               None         Passbook accounts                             100            30,875          6.19
      3.15               None         Money market deposit accounts               1,000            69,421         13.91
                                                                                                 --------        ------
                                      Total checking and savings deposits                         182,926         36.66
                                                                                                 --------        ------

                                          CERTIFICATES OF DEPOSIT (1)
                                          ---------------------------

      4.73        1 - 5 months        Fixed term, fixed-rate                      1,000            13,690          2.75%
      5.04        6-11 months         Fixed term, fixed-rate                      1,000            55,930         11.21
      5.28        12-17 months        Fixed term, fixed-rate                      1,000           137,812         27.62
      5.55        24-30 months        Fixed term, fixed-rate                      1,000            37,636          7.54
      5.70        36-47 months        Fixed term, fixed-rate                      1,000            11,927          2.39
      5.36        48-59 months        Fixed term, fixed-rate                      1,000             2,664          0.53
      6.12        Over 60 months      Fixed term, fixed-rate                      1,000            51,333         10.29
      1.74        Various             Fixed term, fixed-rate                      1,000             1,600          0.32
      4.96        Various             Negotiated Jumbo                          100,000             3,411          0.69
                                                                                                 --------        ------
                                      Total certificates of deposit                               316,003         63.34
                                                                                                 --------        ------
                                      Total deposits                                             $498,929        100.00%
                                                                                                 ========        ======

---------------------------------------------------------------------------
(1) IRA and KEOGH accounts are generally offered throughout all terms stated above with balances of $40.5 million and $1.4 million, respectively.

         The following tables sets forth the change in dollar amount of savings deposits in the various types of savings accounts offered by the Association between the dates indicated:

                                  Balance       Percent               Balance    Percent              Balance      Percent
                                    at            of         Incr.       at         of       Incr.        at          of      Incr.
                                  9/30/96      Deposits     (Decr.)    9/30/95   Deposits   (Decr.)    9/30/94     Deposits  (Decr.)
                                 ----------  ----------------------- ---------- --------------------- ----------- -----------------
                                                                              (Dollars in Thousands)
Non-interest-bearing demand
     accounts                      $19,532       3.91%     $4,688    $14,844     3.39%     $3,490     $11,354       2.47%   $2,017
NOW accounts                        63,098      12.65        (763)    63,861    14.60      (6,141)     70,002      15.22       803
Passbooks                           30,875       6.19       1,174     29,701     6.79      (9,981)     39,682       8.63     6,674
Deposits held pending close
     of reorganization (1)               -          -           -          -        -     (30,332)     30,332       6.59    30,332
Money market deposit
     accounts                       69,421      13.91      (6,299)    75,720    17.32     (21,507)     97,227      21.14       354
Time deposits which mature:
     Within 12 months              240,240      48.15      46,740    193,500    44.24      30,582     162,918      35.41   (30,781)
     Within 12-36 months            42,714       8.56      10,290     32,424     7.41       4,745      27,679       6.02     4,845
     Beyond 36 months               33,049       6.63       5,723     27,326     6.25       6,541      20,785       4.52    (4,621)
                                  --------     ------     -------   --------   ------    --------    --------     ------    ------
          Total                   $498,929     100.00%    $61,553   $437,376   100.00%   $(22,603)   $459,979     100.00%    $9,623
-----------------------------     ========     ======     =======   ========   ======    =========   ========     ======    ======

  (1) Deposits submitted in connection with the Association's reorganization to purchase shares of common stock.

         The following table sets forth the certificates of deposit in the Association classified by rates as of the dates indicated:

                                              AT SEPTEMBER 30,
                              -------------------------------------------------
                                       1996              1995             1994
                                       ----              ----             ----
Rate                                           (IN THOUSANDS)

3.00% or less                      $  1,600          $    930         $    920
3.01    - 3.99%                         903             5,257          119,411
4.00    - 4.99%                      80,831            55,583           51,618
5.00    - 5.99%                     193,281           108,608           24,936
6.00    - 6.99%                      29,571            70,456            9,076
7.00    - 7.99%                       9,817            12,416            5,421
                                   --------          --------         --------
                                   $316,003          $253,250         $211,382
                                   ========          ========         ========


         The   following   table  sets  forth  the  amount  and   maturities  of
certificates of deposit at September 30, 1996.

                                                                 AMOUNT DUE
                     ----------------------------------------------------------------------------------------------------
                        LESS THAN         1-2            2-3            3-4            4-5          AFTER 5
                         ONE YEAR        YEARS          YEARS          YEARS          YEARS          YEARS         TOTAL
                         --------        -----          -----          -----          -----          -----         -----
RATE                                                           (IN THOUSANDS)

3.00% or less                $176      $     -        $    38        $     2         $    30        $1,354      $  1,600
3.01 - 3.99%                  892            -              -             11               -             -           903
4.00 - 4.99%               77,045        1,346          2,440              -               -             -        80,831
5.00 - 5.99%              152,176       26,463          5,755          2,314           6,572             1       193,281
6.00 - 6.99%                8,781        4,445          2,227          9,979           4,136             3        29,571
7.00% and above             1,170            -              -          8,647               -             -         9,817
                         --------      -------        -------        -------         -------        ------      --------
                         $240,240      $32,254        $10,460        $20,953         $10,738        $1,358      $316,003
                         ========      =======        =======        =======         =======        ======      ========

         The  following  table   indicates  the  amount  of  the   Association's
negotiable certificates of deposit of $100,000 or more by time remaining until maturity as of September 30, 1996.

                                                               CERTIFICATES
                                                               OF DEPOSIT
                                                              OF $100,000
                  REMAINING MATURITY                            OR MORE
                                                           ------------------
                                                              (IN THOUSANDS)

                  Three months or less                           $28,965
                  Three through six months                        11,010
                  Six through twelve months                        3,263
                  Over twelve months                               9,476
                                                                 -------
                     Total                                       $52,714
                                                                 =======


         The Association uses deposits to fund loan originations and the purchase of securities. The deposit growth in fiscal year 1996 of $61.4 million reflected the introduction of a 13-month certificate of deposit product, an increase in the use of public fund deposits, as well as increased retail deposits.

         The following table sets forth the net changes in the deposit activities of the Association for the periods indicated:

                                                          YEAR ENDED SEPTEMBER 30,
                                                --------------------------------------------
                                                      1996          1995           1994
                                                      ----          ----           ----
                                                                (IN THOUSANDS)

Deposits                                            $ 2,158,898   $ 1,952,009    $ 1,987,409
Withdrawals                                           2,114,903     1,988,577      1,989,071
                                                    -----------   -----------    -----------
Net increase (decrease) before interest credited         43,995       (36,568)        (1,662)
Interest credited                                        17,558        13,965         11,285
                                                    -----------   -----------    -----------
Net increase (decrease) in deposits                 $    61,553   $   (22,603)   $     9,623
                                                    ===========   ===========    ===========


         BORROWINGS. Savings deposits are the primary source of funds of the Association's lending and investment activities and for its general business purposes. If the need arises, the Association may rely upon advances from the FHLB to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB typically are collateralized by the Association's stock in the FHLB and a blanket floating lien on the Association's one- to four-family first mortgage loans. At September 30, 1996, the Association had $36.4 million of FHLB advances outstanding with a weighted average interest rate of 6.36%.

         The FHLB functions as a central reserve bank providing credit for the Association and other member savings institutions and financial institutions. As a member, the Association is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities that are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of a member institution's net worth or on the FHLB's assessment of the institution's creditworthiness. Although advances may be used on a short-term basis for cash management needs, FHLB advances have not been, nor are they expected to be, a significant long-term funding source for the Association, although the Association periodically utilizes its ability to access advances in order to take advantage of investment opportunities which may arise.

         On September 30, 1983, the Association sold two of its branches to another financial institution. Under terms of the sale, the Association issued a 10.94%, 30-year term mortgage-backed bond (the "Bond") for approximately $41.6 million. The Bond issue has a stated interest rate which was less than the market rate (assumed to have been 17.53 %) for similar debt at the effective date of the sale. Accordingly, the Association recorded a discount on the Bond which is being accreted on the interest method of accounting over the life of the Bond. The Bond bears an interest rate that is adjustable semi-annually on each April 1 and October 1 to reflect changes in the average of the United States 10-year and 30-year long-term bond rates. At September 30, 1996, the outstanding balance of the Bond was $17.5 million with a rate of 10.52%. For further information, see Note 16 to the Notes to the Consolidated Financial Statements in the Annual Report attached hereto in Exhibit 13.

         On October 24, 1994, in connection with the Association's Plan of Reorganization into a Mutual Holding Company, the Association established an Employee Stock Ownership Plan ("ESOP") for all eligible employees. As of September 30, 1995, the ESOP had borrowed $2.8 million from Nationar and purchased 190,388 shares of common stock in the open market. Collateral for the loan, which was subsequently transferred to Northwest Savings Bank ("Northwest"), is the common stock purchased by the ESOP, as well as
Association's funds on deposit with Northwest. The loan will be repaid principally from the Association's contributions to the ESOP over a period of up to seven years and had an outstanding balance of $2.1 million at September 30, 1996. The loan bears interest at a monthly average of the Federal Funds high and low rate plus 2.35%, which was 7.77% at September 30, 1996. For further information, see Notes 14 and 15 to the Notes to the Consolidated Financial Statements in the Annual Report, attached hereto in Exhibit 13. See also "Contingencies".

         The following table sets forth the source, balance, and rate of borrowings for the years ended September 30, 1996, 1995, and 1994.

                                                  DURING THE YEAR ENDED SEPTEMBER 30,
                                                 ------------------------------------
                                                    1996       1995       1994
                                                 ----------  ---------  ---------
                                                       (DOLLARS IN THOUSANDS)
FHLB advances:
  Maximum month-end balance                          $36,350    $18,679    $25,000
  Balance at end of period                            36,350     18,200          -
  Average balance (1)                                 22,110      3,846      3,846
  Weighted average interest rate during the period      6.36%     10.80%         -
  Weighted average interest rate at end of period       6.70%      6.86%      4.78%

Mortgage-backed bond:
  Maximum month-end balance                          $18,660    $19,618    $20,198
  Balance at end of period                            17,454     18,344     19,233
  Average balance (1)                                 18,033     19,030     19,811
  Weighted average interest rate during the period     10.41%     11.72%     10.02%
  Weighted average interest rate at end of period      10.52%     11.65%      9.39%

ESOP loan:
  Maximum month-end balance                          $ 2,409    $ 2,776          -
  Balance at end of period                             2,114      2,557          -
  Average balance (1)                                  2,273      2,257          -
  Weighted average interest during the period           7.98%      8.83%         -%
  Weighted average interest rate at end of period       7.77%      8.20%         -%

-------------------------------------------------------
(1)   Computed on the basis of month-end balances.


SUBSIDIARY ACTIVITIES

         The Association has two active subsidiaries. A description of the business activities of such subsidiaries is set forth below.

         ComFed Development Co. ("ComFed") is a wholly owned subsidiary of the Association which is engaged in real estate development activities under joint venture arrangements with local developers. The principal business activity of ComFed is its 50% interest in a joint venture to develop and construct a 202-unit single-family residential project located in Palm Beach Gardens, Florida. As of September 30, 1996, 201 units had been sold. At September 30, 1996, the Association had an equity investment in ComFed of $218,000, all of which is excluded from the Association's capital for purposes of satisfying the Association's regulatory capital requirements. The joint venture records the income from the sale of each unit when the related real estate transaction closes. Consequently, the income of the joint venture and ComFed fluctuate from period to period based primarily on the number of units closed. Prior to fiscal year 1995, the Association had two other wholly-owned subsidiaries, Select Florida Properties, Inc. and Select Florida Properties 11, Inc., which were formed to acquire and sell foreclosed assets, as well as hold delinquent loans. These subsidiaries were dissolved into ComFed during September 1995, and all remaining properties were transferred to the Association. ComFed had a net loss of $11,000 for the year ended September 30, 1996. For additional information regarding the Association's investment in ComFed and its business activities, see Note 8 to the Notes to the Consolidated Financial Statements in the Annual Report attached herewith as Exhibit 13.

         ComFed, Inc. was formed in February 1971 for the purpose of owning and operating an insurance agency, Community Insurance Agency, which sells property and casualty insurance. ComFed, Inc. also receives income and incurs related expenses from the sale of third party mutual funds and annuities. Such third party mutual funds and annuities include products widely marketed to the investing public and have investment advisors that are not affiliated with ComFed, Inc.. For the year ended September 30, 1996, ComFed, Inc. reported net income of $64,000. At September 30, 1996, the Association had an equity investment in ComFed, Inc. of $463,000.

         Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), Savings Association Insurance Fund ("SAIF") insured institutions are required to provide 30 days advance notice to the OTS and FDIC before establishing or acquiring a subsidiary or conducting a new activity in a subsidiary. The insured institution must also provide the FDIC and the OTS such information as may be required by applicable regulations and must conduct the activity in accordance with the rules and orders of the OTS. In addition to other enforcement and supervision powers, the OTS may determine after notice and opportunity for a hearing that the continuation of an institution's ownership of or relation to a subsidiary (i) constitutes a serious risk to the safety, soundness or stability of the institution; or (ii) is inconsistent with the purposes of FIRREA. Upon the making of such a determination, the OTS may order the institution to divest the subsidiary or take other actions.

CONTINGENCIES.

         In connection with its mutual holding company reorganization and stock offering, the Association's employee stock ownership plan and trust (the "ESOP") borrowed funds from Nationar, a New York trust company which was owned by savings banks in the state of New York, and used the funds to purchase eight percent of the shares of the Association's common stock in the open market. All of such shares were pledged as collateral to support the ESOP loan. In connection with the ESOP loan, the Association placed $1.2 million in a non-insured interest-earning deposit account with Nationar as collateral to secure the ESOP loan. On February 6, 1995, Nationar was seized by the New York Banking Department because of liquidity problems and continuing losses. During the year ended September 30, 1995, the Association was uncertain as to the recoverability of the collateral securing the ESOP loan. During fiscal year 1995, the Superintendent transferred $200,000 of the Association's collateral to a new interest-earning deposit account with Northwest, leaving $1.0 million in the Nationar account. During the year ended September 30, 1996, the Association received $400,000 as a partial settlement from the New York Banking Department. Management believes, based on correspondence with the New York Banking Department, that the full settlement of $600,000 will be received in December 1996.

         In addition, the Association is investigating a possible employee defalcation which may have been occurring for several years. The Association maintains insurance to cover possible defalcation losses with a claim deductible of $200,000. The Association has established a liability for the amount of the deductible in the accompanying financial statements. Management currently estimates that the loss in excess of the deductible will not involve material amounts and will be covered by insurance. Although the Association has notified its insurance company of the potential claim and the insurance company has acknowledged coverage, the insurance company has not begun its investigation of the claim.

                                   REGULATION

         As a federally chartered SAIF-insured savings and loan association, the Association is subject to examination, supervision and extensive regulation by the OTS and the FDIC. The Association is a member of and owns stock in the FHLB of Atlanta, which is one of the twelve regional banks in the Federal Home Loan Bank System. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors.

         The Association also is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves to be maintained against deposits and certain other matters. The Holding Company is also subject to supervision and regulation by the OTS.

         The OTS regularly examines the Association and prepares reports for the consideration of the Association's Board of Directors on any deficiencies that they may find in the Association's operations. The FDIC also examines the Association in its role as the administrator of the SAIF. The Association's relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws especially in such matters as the ownership of savings accounts and the form and content of the Association's mortgage documents. Any change in such regulation, whether by the FDIC, OTS, or Congress, could have a material adverse impact on the Holding Company and the Association and their operations.

INDUSTRY RECAPITALIZATION OF SAIF

         The deposits of savings and loans, such as the Association, are presently insured by the SAIF. SAIF and the Bank Insurance Fund ("BIF") are the two insurance funds administered by the FDIC. On August 8, 1995, in recognition


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

of BIF achieving its mandated reserve ratio, the FDIC revised the premium schedule for BIF members to provide a new range of .04% to .31% of deposits (as compared to the range of .23% to .31% of deposits for SAIF insured institutions).  In 1996,  the FDIC  further  reduced such range to 0% to .27% of deposits. As a result, well capitalized and healthy BIF members pay significantly lower premiums. Without a substantial increase in premium rates, or the imposition of special assessments or other significant developments, such as a merger of SAIF and BIF, it was not anticipated that SAIF would be adequately recapitalized until 2002. As a result of the disparity in BIF and SAIF premium rates, SAIF members could be placed at a significant competitive disadvantage in relation to BIF members with respect to pricing of loans and deposits and the ability to lower their operating costs.

         On September 30, 1996 Congress passed, and the President signed, the Deposit Insurance Funds Act of 1996 which mandated that all thrifts and savings banks that are insured by SAIF are required to pay a one-time special assessment of 65.7 basis points on SAIF-insured deposits (subject to adjustment for certain types of banks with SAIF deposits) that were held at March 31, 1995 payable by November 27, 1996 to recapitalize the SAIF. The assessment will bring the SAIF's reserve ratios to a comparable level of the BIF at 1.25% of total insured deposits. The Association's share of this special assessment totaled $2.8 million and is reflected in the 1996 operating results. The FDIC, in connection with the recapitalization, also lowered SAIF premiums from $0.23 per $100 to $0.065 per $100 of insured deposits beginning in January 1997 in order to fund the Financing Corporation bonds while BIF member institutions will pay approximately $.013 per $100 of insured deposits.

THE FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991

         On December 19, 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") became law. FDICIA primarily addresses the recapitalization of the FDIC, which insures the deposits of commercial banks and savings and loan associations. In addition, FDICIA established a number of new mandatory supervisory measures for savings associations and banks.

         STANDARDS FOR SAFETY AND SOUNDNESS. FDICIA requires the federal bank regulatory agencies to prescribe regulatory standards for all insured depository institutions and depository institution holding companies relating to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; and (vi) compensation, fees and benefits. The compensation standards would prohibit employment contracts, compensation or benefit arrangements, stock option plans, fee arrangements or other compensatory arrangements that provide excessive compensation, fees or benefits which could lead to material financial loss. In addition, the federal banking regulatory agencies are required to prescribe by regulation standards specifying: (i) maximum classified assets to capital ratios; (ii) minimum earnings sufficient to absorb losses without impairing capital; and (iii) to the extent feasible, a minimum ratio of market value to book value for publicly traded shares of depository institutions and depository institution holding companies. In July 1995, the federal banking agencies, including the OTS and the FDIC, adopted final rules regarding implementation of these standards.

         FINANCIAL MANAGEMENT REQUIREMENTS. Pursuant to FDICIA, in May 1993, the FDIC adopted rules establishing annual independent audits and financial reporting requirements for all depository institutions with assets of more than $500 million. The rules also establish new requirements for the composition, duties, and authority of such institutions' audit committees and boards of directors, effective in fiscal years beginning after September 30, 1993. Among other things, all depository institutions with assets in excess of $500 million are required to prepare and make available to the public annual reports on their financial condition and management, including statements of management's responsibility under regulations relating to safety and soundness, and an assessment of the institution's compliance with internal controls, laws and regulations. The institution's independent auditors are required to attest to these management assessments. Each such institution also is required to have an audit committee composed of independent directors. Audit committees of large institutions (institutions with assets exceeding $3.0 billion) must: (i) include members with banking or related financial management experience; (ii) have the ability to engage their own independent legal counsel; and (iii) must not include as members any large customers (as defined) of the institution.

         PROMPT CORRECTIVE ACTION REGULATION. FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective on December 19, 1992, the OTS and the other banking regulators established five capital categories ("well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") and to take certain mandatory supervisory actions (and are authorized to take other discretionary actions) with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, FDICIA requires the requisite banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized.

         Under the OTS rule implementing the prompt corrective action provisions, a savings institution that: (i) has a total risk-based capital ratio of 10.0% or greater, a Tier I (core) risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater; and (ii) is not subject to any written agreement, order, capital directive or prompt corrective action directive issued by the OTS, is deemed to be well-capitalized. An institution with a total risk-based capital ratio of 8.0% or greater, a Tier I risk-based capital ratio of 4.0% or greater and a leverage ratio of 4.0% or greater, is considered to be adequately capitalized. A savings institution that has a total risk-based capital ratio of less than 8.0%, a Tier I risk-based capital ratio of less than 4.0%, or a leverage ratio that is less than 4.0 % is considered to be undercapitalized. A savings institution that has a total risk-based capital ratio of less than 6.0%, a Tier I risk-based capital ratio of less than 3.0% or a leverage ratio that is less than 3.0%, is considered to be significantly undercapitalized. A savings institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier I capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets except certain purchased mortgage servicing rights and qualifying supervisory goodwill. At September 30, 1996, the Association was in the "well capitalized" category.

         FDICIA authorizes the appropriate federal banking agency, after notice and an opportunity for a hearing, to treat a well-capitalized, adequately capitalized or undercapitalized insured depository institution as if it had a lower capital classification if it is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. Thus, an adequately capitalized institution can be subjected to the restrictions on undercapitalized institutions (provided that a capital restoration plan cannot be required of the institution) described below and an undercapitalized institution can be subjected to the restrictions applicable to significantly undercapitalized institutions.

         OTHER DEPOSIT INSURANCE REFORMS. FDICIA amended the FDI Act to prohibit insured depository institutions that are not well-capitalized from accepting brokered deposits unless a waiver has been obtained from the FDIC. Deposit brokers are required to register with the FDIC.

         The FDIC is required to establish a risk-based assessment system for deposit insurance to become effective no later than January 1, 1993. The FDIC established a transactional risk-based insurance assessment system which is effective for the semi-annual assessment period beginning January 1, 1993.
Furthermore, the FDIC has proposed a risk-based system to replace the transitional system and is in the process of adopting final regulations with respect to this matter. FDICIA also authorizes the FDIC to privately reinsure up to 10% of its risk loss with respect to an institution and base its assessment on the cost of such reinsurance.

FEDERAL REGULATIONS

         REGULATORY CAPITAL. The OTS capital requirements consist of a "tangible capital requirement," a "leverage capital requirement" and a "risk-based capital requirement."

         Under the tangible capital requirement, a savings association must maintain tangible capital in an amount equal to at least 1.5% of adjusted total assets. Tangible capital is defined as core capital less all intangible assets (including supervisory goodwill), plus a specified amount of purchased mortgage servicing rights.

         Under the leverage capital requirement adopted by the OTS, associations maintain "capital" in an amount equal to at least 3% of adjusted total assets. Core capital is defined as common stockholders' equity (including retained earnings), non-cumulative perpetual preferred stock, and minority interests in the equity accounts of consolidated subsidiaries, plus purchased mortgage servicing rights valued at the lower of 90% of fair market value, 90% of original cost or the current amortized book value as determined under generally accepted accounting principles ("GAAP"), and "qualifying supervisory goodwill," less non-qualifying intangible assets. At September 30, 1996, the Association's ratio of core capital to total adjusted assets was 11.30%.

         Under the risk-based capital requirement, a savings association must maintain total capital (which is defined as core capital plus supplementary capital) equal to at least 8.0% of risk-weighted assets. A savings association must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors, which range from 0% for cash and securities issued by the United States Government or its agencies to 100% for repossessed assets or loans more than 90 days past due. Qualifying one- to four-family residential real estate loans and qualifying multi-family residential real estate loans (not more than 90 days delinquent and having an 80% or lower loan-to-value ratio), which at September 30, 1996, represented 76.9% of the Association's total loans receivable, are weighted at a 50% risk factor. Supplementary capital may include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock, and general allowances for loan losses. The allowance for loan losses includable in supplementary capital is limited to 1.25% of risk-weighted assets. Supplementary capital is limited to 100% of core capital.

         Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital, in addition to the adjustments required for calculating core capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and non-residential construction loans in excess of an 80% loan-to-value ratio and reciprocal holdings of qualifying capital instruments. However, in calculating regulatory capital, institutions can add back unrealized losses and deduct unrealized gains net of taxes, on debt securities reported as a separate component of GAAP capital.

         The OTS regulations establish special capitalization requirements for savings associations that own service corporations and other subsidiaries, including subsidiary savings associations. According to these regulations, certain subsidiaries are consolidated for capital purposes and others are excluded from assets and capital. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks, engaged solely in mortgage-banking activities, or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership, including the assets of includable subsidiaries in which the association has a minority interest that is not consolidated for GAAP purposes. For excludable subsidiaries, the debt and equity investments in such subsidiaries are deducted from assets and capital, with a five-year transition period beginning on July 1, 1990, for investments made before April 12, 1989. During the transition period, the assets of the subsidiary are consolidated for capital purposes in inverse proportion to the level of investment that is excluded. At September 30, 1996 the Association had $2.7 million of investments (comprised solely of the Association's investment in ComFed Development Co.) subject to a deduction from tangible capital.

         The OTS amended its risk-based capital requirements that would require institutions with an "above normal" level of interest rate risk to maintain additional capital. A savings association is considered to have a " normal " level of interest rate risk if the decline in the market value of its portfolio equity after an immediate 200 basis point increase or decrease in market interest rates (whichever leads to the greater decline) is less than two percent of the current estimated market value of its assets. The market value of portfolio equity is defined as the net present value of expected cash inflows and outflows from an association's assets, liabilities and off-balance sheet items. The amount of additional capital that an institution with an above normal interest rate risk is required to maintain (the "interest rate risk component") equals one-half of the dollar amount by which its measured interest rate risk exceeds the normal level of interest rate risk. The interest rate risk component is in addition to the capital otherwise required to satisfy the risk-based capital requirement. Implementation of this component has been postponed by the OTS. The final rule was to be effective as of January 1, 1994, subject however to a three quarter lag time in implementation. However, the OTS has recently indicated that no savings association will be required to deduct capital for interest rate risk until further notice.

         The OTS and the FDIC generally are authorized to take enforcement action against a savings association that fails to meet its capital requirements, which action may include restrictions on operations and banking activities, the imposition of a capital directive, a cease-and-desist order, civil money penalties or harsher measures such as the appointment of a receiver or conservator or a forced merger into another institution. In addition, under current regulatory policy, an association that fails to meet its capital requirements is prohibited from paying any dividends.

         FEDERAL  HOME  LOAN BANK  SYSTEM.  The  Association  is a member of the
Federal Home Loan Bank ("FHLB") of Atlanta, which is one of the 12 regional FHLBs. As a member of the FHLB, the Association is required to purchase and maintain stock in the FHLB of Atlanta in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year, or 1/20 (or such greater fraction as established by the FHLB) of outstanding FHLB advances. During 1996, the FHLB required all stock owners with stock in excess of the required amount to redeem the excess stock at par. The Association's excess was $4.5 million of which $2.0 million was redeemed during fiscal year 1996, leaving a balance of $5.4 million at September 30, 1996. The remaining $2.5 million will be redeemed by the FHLB during fiscal year 1997. In past years, the Association has received dividends on its FHLB stock. Such dividends were 7.25% for the fiscal years ended September 30, 1996 and 1995. Certain provisions of FIRREA require all 12 FHLBs to provide financial assistance for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions could cause rates on the FHLB advances to increase and could affect adversely the level of FHLB dividends paid and the value of FHLB stock in the future.

         Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board (the "FHFB").

         QUALIFIED THRIFT LENDER TEST. The Qualified Thrift Lender ("QTL") test, requires that a savings association maintain either at least 65 % of its total tangible assets in "qualified thrift investments" on an average basis in nine out of every twelve months in accordance with the Homeowners Loan Act ("HOLA"), or meet the requirements to qualify as a domestic building and loan association as defined in the Internal Revenue Code of 1986, as amended ("Code").

         For purposes of the test under HOLA, portfolio assets are defined as the total assets of the savings association minus: goodwill and other intangible assets; the value of property used by the savings association to conduct its business; and liquid assets not to exceed 20% of the savings association's total assets.

         Under the QTL statutory and regulatory provisions, all forms of home mortgages, home improvement loans, home equity loans, and loans on the security of other residential real estate and mobile homes as well as consumer loans and small business loans are "qualified thrift investments," as are shares of stock of an FHLB, investments or deposits in other insured institutions, securities issued by the FNMA, FHLMC, GNMA, or the RTC Financing Corporation and other mortgage-related securities. Investments in nonsubsidiary corporations or partnerships whose activities include servicing mortgages or real estate development are also considered qualified thrift investments in proportion to the amount of primary revenue such entities derive from housing-related activities. Also included in qualified thrift investments are mortgage servicing rights, whether such rights are purchased by the insured institution or created when the institution sells loans and retains the right to service such loans.

         A savings institution that fails to become or maintain its status as a qualified thrift lender must either become a bank (other than a savings and loan association) or be subject to certain restrictions. A savings institution that fails to meet the QTL test and does not convert to a bank will be: (1) prohibited from making any investment or engaging in activities that would not be permissible for national banks; (2) prohibited from establishing any new branch office where a national bank located in the savings institution's home state would not be able to establish a branch office; (3) ineligible to obtain new advances from any FHLB; and (4) subject to limitations on the payment of dividends comparable to the statutory and regulatory dividend restrictions applicable to national banks. Also, beginning three years after the date on which the savings institution ceases to be a qualified thrift lender, the savings institution would be prohibited from retaining any investment or engaging in any activity not permissible for a national bank and would be required to repay any outstanding advances to any FHLB. A savings institution may requalify as a qualified thrift lender if it thereafter complies with the QTL test.

         As of September 30, 1996, the Association was in compliance with the QTL requirement with approximately 79.1% of the Association's assets being "qualified thrift investments."

         LIQUIDITY REQUIREMENTS. Federally insured savings associations are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of average daily balances of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4.0% and 10.0%) depending upon economic conditions and savings flows of all savings associations. At the present time, the required liquid asset ratio is 5.0%.

         For purposes of this ratio, liquid assets include specified short-term assets (such as cash, certain time deposits, certain bankers' acceptances and short-term United States Treasury obligations), and long-term assets such as United States Treasury obligations of more than one and less than five years and federal agency obligations with a minimum term of 18 months. Short-term liquid assets currently must constitute at least 1% of an association's average daily balance of net withdrawable deposit accounts and current borrowings. Penalties may be imposed upon associations for violations of the liquidity requirements. The monthly average liquidity ratio of the Association for September 1996 was 11.4% and exceeded the then applicable requirement of 5.0%.

         INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC. The Association's deposits are insured up to $100,000 per insured member (as defined by law and regulation) by the FDIC. This insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC is authorized to conduct examinations of and to require reporting by insured associations. It also may prohibit any insured association from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the insurance fund. The FDIC also has the authority to initiate enforcement actions against savings associations, after first giving the OTS an opportunity to take such action.

         Pursuant to the FDICIA, the FDIC has issued a new regulation that imposes, on a transitional basis, a risk-based deposit insurance premium based on the condition of the insured institution, and that increases the average assessment rate paid by insured institutions. The risk-based system, which applies to insured members, establishes nine assessment risk classifications; an institution assigned to the highest risk classification will pay deposit insurance premiums at a rate of 0.31 % while an institution assigned to the lowest risk classification will pay a premium of 0.23 %. However, the FDIC has recently adopted final rules which adjust such premium levels between 0% and
 .27%.

         The FDIC may terminate the deposit insurance of any insured depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed by an agreement with the FDIC. The FDIC also may suspend deposit insurance temporarily for any savings association during the hearing process for the permanent termination of insurance, if the association has no tangible capital. If insurance of accounts is terminated, the insured accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC.

         OTS REGULATORY ASSESSMENTS. As a result of FIRREA, the OTS will not receive funds from contributions of the FHLBs and the insurance funds in order to fund its operations. The OTS has adopted a regulation to assess fees to fund its operations and expenses. These fees include: ( i) semi-annual assessments based on the consolidated assets of a savings association; (ii) fees of $485 per day, per examiner, to cover the costs of examinations of savings associations, holding companies, subsidiaries, and their affiliates; (iii) application fees which apply to nearly all regulatory and securities applications and filings; and (iv) fees to recover the costs of OTS seminars and publications. Based on its assets at September 30, 1996, the Association is required to pay a semi-annual assessment of approximately $71,000.

         LIMITATIONS ON CAPITAL DISTRIBUTIONS. OTS regulations impose limitations on all capital distributions by savings institutions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the savings association's shares, payments to stockholders of another institution in a cash-out merger, and other distributions charged against capital. The rule establishes three tiers of institutions. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Association") may, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to the greater of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period. Any additional capital distributions would require prior regulatory approval. An institution that meets its minimum regulatory capital requirement before and after its capital distribution ("Tier 2 Association") may, after prior notice but without the approval of the OTS, make capital distributions of up to 75% of its net income over the most recent four quarter period. A savings institution that does not meet its current regulatory capital requirement before or after payment of a proposed capital distribution or has been notified that it needs more than normal supervision ("Tier 3 Association") may not make any capital distributions without the prior approval of the OTS. As of September 30, 1996, the Association was a Tier 1 Association.

         LOAN-TO-VALUE LIMITATIONS. As required by FDICIA, the banking agencies, including the OTS, recently adopted regulations that require insured depository institutions to adopt and maintain a written policy that establishes appropriate limits and standards for extensions of credit that are secured by liens on or interests in real estate, or are made for the purpose of constructing buildings or other improvements. In addition, the regulations establish maximum loan-to-value limits for certain categories of loans. A loan-to-value limit has not been established for permanent mortgage or home equity loans on owner-occupied, one- to four-family residential property. The regulations state that for my such loan with a loan-to-value ratio that equals or exceeds 90% at origination, an institution should require appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral. The Association's current internal loan-to-value limits are less than the maximum established by the regulation.

HOLDING COMPANY REGULATION

         Upon completion of the Reorganization, the Holding Company became a mutual savings and loan holding company within the meaning of Section 10(o) of the HOLA. As such, the Holding Company is registered with and is subject to OTS examination and supervision as well as certain reporting requirements. In addition, the operations of the Holding Company are subject to the Regulations as well as other regulations promulgated by the OTS from time to time. As an insured subsidiary of a savings and loan holding company, the Association is subject to certain restrictions in dealing with the Holding Company and with other persons affiliated with the Holding Company, and continues to be subject to examination and supervision by the OTS and the FDIC.

         The HOLA prohibits a savings and loan holding company, directly or indirectly, from: (i) acquiring control (as defined) of another insured institution (or holding company thereof) without prior OTS approval; (ii) acquiring more than 5% of the voting shares of another insured institution (or holding company thereof which is not a subsidiary), subject to certain exceptions; (iii) acquiring through merger, consolidation or purchase of assets, another savings association or holding company thereof, or acquiring all or substantially all of the assets of such institution (or holding company thereof) without prior OTS approval; or (iv) acquiring control of a savings association not insured by the SAIF (except through a merger with and into the holding company's savings association subsidiary that is approved by the OTS). A savings and loan holding company may acquire up to 15% of the voting shares of an undercapitalized savings association. A savings and loan holding company may not acquire as a separate subsidiary an insured institution that has principal offices outside of the state where the principal offices of its subsidiary institution is located, except: (i) in the case of certain emergency acquisitions approved by the FDIC; (ii) if the holding company controlled (as defined) such insured institution as of March 5, 1987; or (iii) if the laws of the state in which the insured institution to be acquired is located specifically authorize a savings association chartered by that state to be acquired by a savings association chartered by the state where the acquiring savings association or savings and loan holding company is located, or by a holding company that controls such a state chartered association. No director or officer of a savings and loan holding company or person owning or controlling more than 25% of such holding company's voting shares may, except with the prior approval of the OTS, acquire control of any SAIF-insured institution that is not a subsidiary of such holding company. If the OTS approves such an acquisition, any holding company controlled by such officer, director or person shall be subject to the activities limitations that apply to multiple savings and loan holding companies, unless certain supervisory exceptions apply.

         RESTRICTIONS  APPLICABLE  TO  MUTUAL  HOLDING  COMPANIES.  Pursuant  to
Section 10(o) of the HOLA and the Regulations, a mutual holding company may engage in the following activities:

             (i)        Investing in the stock of a savings association.

            (ii) Acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company.

           (iii) Merging with or acquiring another holding company, one of whose subsidiaries is a savings association.

            (iv) Investing in a corporation the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices.

             (v) Furnishing or performing management services for a savings association subsidiary of such company.

            (vi)        Holding,   managing,  or  liquidating  assets  owned  or
                        acquired from a savings association subsidiary of such company.

           (vii) Holding or managing properties used or occupied by a savings association subsidiary of such company.

          (viii)        Acting as trustee under deed of trust.

            (ix) Any other activity (A) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under section 4(c) of the Bank Holding Company Act of 1956, unless the Director, by regulation, prohibits or limits any such activity for savings and loan holding companies; or (B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987.

             (x) Purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the Director of the OTS.

         If a mutual holding company acquires or merges with another holding company, the holding company acquired or the holding company resulting from such merger or acquisition may only invest in assets and engage in activities listed in (i) through (x) above, and has a period of two years to cease any non-conforming activities and divest of any nonconforming investments.

         TRANSACTIONS WITH AFFILIATES

         Section 11 of HOLA provides that transactions between an insured subsidiary of a holding company and an affiliate thereof will be subject to the restrictions that apply to transactions between banks that are members of the Federal Reserve System and their affiliates pursuant to Sections 23A and 23B of the Federal Reserve Act ("FRA"). Generally, Sections 23A and 23B: (i) limit the extent to which a financial institution or its subsidiaries may engage in "covered transactions" with an "affiliate," to an amount equal to 10% of the institution's capital and surplus, and limit all "covered transactions" in the aggregate with all affiliates to an amount equal to 20% of such capital and surplus; and (ii) require that all transactions with an affiliate, whether or not "covered transactions," be on terms substantially, the same, or at least as favorable to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar types of transactions. Management believes that the Association is in compliance with the requirements of Sections 23A and 23B. In addition to the restrictions that apply to financial institutions generally under Sections 23A and 23B, Section 11 of the HOLA places three other restrictions on savings associations, including those that are part of a holding company organization. First, savings associations may not make any loan or extension of credit to an affiliate unless that affiliate is engaged only in activities permissible for bank holding companies. Second, savings associations may not purchase or invest in affiliate securities except for those of a subsidiary. Finally, the Director is granted authority to impose more stringent restrictions when justifiable for reasons of safety and soundness.

         Extensions of credit by the Association to executive officers, directors, and principal shareholders and related interests of such persons are subject to Sections 22 (g) and 22(h) of the FRA and Subpart A of the Federal Reserve Board's Regulation 0. These rules prohibit loans to any such individual where the aggregate amount exceeds an amount equal to 15% of an institution's unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, and/or when the aggregate amount outstanding to all such individuals exceeds the institution's unimpaired capital and unimpaired surplus. The rules identify limited circumstances in which an institution is permitted to extend credit to executive officers. Management believes that the Association is in compliance with Sections 22(g) and 22(h) of the FRA and Subpart A of the Federal Reserve Board's Regulation 0.

         THE FEDERAL RESERVE SYSTEM

         Federal Reserve Board regulations require all depository institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. At September 30, 1996, the Association was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS.

         Savings associations are authorized to borrow from a Federal Reserve Bank "discount window," but Federal Reserve Board regulations require savings associations to exhaust other reasonable alternative sources of funds, including FHLB advances, before borrowing from a Federal Reserve Bank.

                           FEDERAL AND STATE TAXATION

FEDERAL TAXATION

         For federal income tax purposes, the Association files a federal income tax return on a fiscal year basis. Since the Holding Company owns less than 80% of the outstanding Common Stock of the Association, the Holding Company is not permitted to file a consolidated federal income tax return with the Association. Because the Holding Company has nominal assets other than the stock of the Association, it has no material federal income tax liability.

         The Holding Company and the Association are subject to the rules of federal income taxation generally applicable to corporations under the Code. Most corporations are not permitted to make deductible additions to bad debt reserves under the Code. However, savings and loan associations and savings associations such as the Association, which meet certain tests prescribed by the Code may benefit from favorable provisions regarding deductions from taxable income for annual additions to their bad debt reserve. For purposes of the bad debt reserve deduction, loans are separated into "qualifying real property loans," which generally are loans secured by interests in real property, and non-qualifying loans, which are all other loans. The bad debt reserve deduction with respect to non-qualifying loans must be based on actual loss experience. The amount of the bad debt reserve deduction with respect to qualifying real property loans may be based upon actual loss experience (the "experience method") or a percentage of taxable income determined without regard to such deduction (the "percentage of taxable income method").

         The Association has elected to use the method that results in the greatest deduction for federal income tax purposes, which historically has been the percentage of taxable income method. The amount of the bad debt deduction that a thrift institution may claim with respect to additions to its reserve for bad debts is subject to certain limitations. First, the full deduction is available only if at least 60% of the institution's assets fall within certain designated categories. Second, under the percentage of taxable income method the bad debt deduction attributable to "qualifying real property loans" cannot exceed the greater of (i) the amount deductible under the experience method or
(ii) the amount which, when added to the bad debt deduction for non-qualifying loans, equals the amount by which 12% of the sum of the total deposits and the advance payments by borrowers for taxes and insurance at the end of the taxable years exceeds the sum of the surplus, undivided profits, and reserves at the beginning of the taxable year. Third, the amount of the bad debt deduction attributable to qualifying real property loans computed using the percentage of taxable income method is permitted only to the extent that the institution's reserve for losses on qualifying real property loans at the close of the taxable year does not exceed 6% of such loans outstanding at such time.

         In August 1996, Congress passed legislation which repeals the Association's present method of accounting for bad debts for federal income tax purposes. As discussed in Note 13 to the Consolidated Financial Statements in the Annual Report, the Association currently uses the percentage of taxable income method to determine its bad debt deduction in the computation of its taxable income. Under the new legislation, the Association will be required to use the specific charge-off method, which may result in a different deduction for bad debts in determining taxable income than as presently computed under its current method. Additionally, the Association will be required to recapture its post-1987 additions to its bad debt reserves over a six-taxable year period, subject to an extension of up to two years if certain residential lending requirements are met. As the Association had provided deferred taxes for the income tax bad debt reserves established after 1987, management does not anticipate any additional income tax liability related to the recapture. The new legislation is effective for taxable years beginning after December 31, 1995.

         Deferred income taxes arise from the recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized in the financial statements. In February 1992, the FASB issued SFAS 109 "Accounting for Income Taxes." SFAS 109 was implemented by the
Association retroactively, effective October 1, 1993. The liability method accounts for deferred income taxes by applying the enacted statutory rates in effect at the balance sheet date to differences between the book cost and the tax cost of assets and liabilities. The resulting deferred tax liabilities and assets are adjusted to reflect changes in tax laws.

         The Association is subject to the corporate alternative minimum tax which is imposed to the extent it exceeds the Association's regular income tax for the year. The alternative minimum tax will be imposed at the rate of 20% of a specially computed tax base. Included in this base will be a number of preference items, including the following: (i) 100% of the excess of a thrift institution's bad debt deduction over the amount that would have been allowable on the basis of actual experience; and (ii) interest on certain tax-exempt bonds issued after August 7, 1986. In addition. for purposes of the new alternative minimum tax, the amount of alternative minimum taxable income that may be offset by net operating losses is limited to 90% of alternative minimum taxable income.

         The Association was audited by the Internal Revenue Service ("IRS") for the tax year 1990 during fiscal year 1994. Based upon the audit the Association received a "no-change" letter from the IRS. See Notes 1 and 13 to the Notes to the Consolidated Financial Statements in the Annual Report. The Association has not been audited by the State of Florida.

STATE TAXATION

         Under the laws of the State of Florida, the Association and its subsidiaries are generally subject to 5.5% tax on net income. The tax may be reduced by a credit of up to 65% (40% prior to July 1, 1990) of the tax due as a result of certain intangible taxes. The tax is deductible by the Association in determining its federal income tax liability.

PERSONNEL

         As of September 30, 1996, the Association had 206 full-time and 66 part-time employees. None of the Association's employees is represented by a collective bargaining group. The Association believes its relationship with its employees to be good.

ITEM 2.              PROPERTIES
-------------------------------

         The Association conducts its business through its home office located in North Palm Beach, Florida, and 17 full service branch offices, and one loan processing office located in Palm Beach, Martin, St. Lucie and Indian River Counties. The following table sets forth certain information concerning the home office, each branch office and the loan processing office of the Association at September 30, 1996. The aggregate net book value of the Association's premises and equipment was $16.4 million at September 30, 1996. For additional information regarding the Association's properties, see Note 9 to the Notes to the Consolidated Financial Statements in the Annual Report.

LOCATION                                  OPENING DATE            OWNED/LEASE

Home Office                                 02/19/88                 Owned
660 U.S. Highway I
North Palm Beach, Florida

BRANCH OFFICES
--------------
Riviera Beach                               08/19/55                 Owned
2600 Broadway
Riviera Beach, Florida

Tequesta                                    07/19/59                 Owned
101 N. U.S. Highway 1
Tequesta, Florida

Port Salerno                                11/05/74                 Owned
5545 SE Federal Highway
Port Salerno, Florida

Palm Beach Gardens                          12/19/74                 Owned
9600 N. Alternate AlA
Palm Beach Gardens, Florida

Jensen Beach                                01/28/75                 Owned
1170 NE Jensen Beach Blvd.
Jensen Beach, Florida

Singer Island                               04/01/75                 Owned
1100 East Blue Heron Blvd.
Riviera Beach, Florida

Gallery Square                              01/30/76                Lease(1)
389 Tequesta Drive
Tequesta, Florida

Ft. Pierce                                  07/23/85                 Owned
1050 Virginia Ave.
Ft. Pierce, Florida

Port St. Lucie                              07/30/84                Lease(2)
1540 SE Floresta Drive
Port St. Lucie, Florida

LOCATION                                 OPENING DATE             OWNED/LEASE
--------                                 ------------             -----------

Martin Downs                               07/24/85                 Lease(3)
3102 Martin Downs Blvd.
Palm City, Florida

Chasewood                                  02/26/86                 Lease(4)
6350 Indiantown Rd., Suite 1
Jupiter, Florida

Bluffs                                     09/18/86                 Lease(5)
3950 U.S. Highway I
Jupiter, Florida

Village Commons                            06/26/89                 Lease(6)
971 Village Boulevard
West Palm Beach, Florida

Hobe Sound                                 02/05/90                  Owned
11400 SE Federal Highway
Hobe Sound, Florida

St. Lucie West                             06/06/94                  Owned
1549 St. Lucie West Blvd.
Port St. Lucie, Florida

Jupiter                                    07/10/95                  Owned
520 Toney Penna Drive
Jupiter, Florida

PGA                                        04/22/96                 Lease(7)
PGA Shoppes on the Green
7102 Fairway Drive
Palm Beach Gardens, Florida

Vero Loan Processing Office                12/01/95                 Lease(8)
Univest Building
Vero Beach, Florida

(1)This lease expires on December 31, 2000 and provides for a renewal option which runs through December 31, 2015
(2)This lease expires on January 31, 1999and provides for a renewal option which runs through January 31, 2004.
(3)Thislease expires on August 8, 1998 and provides for a renewal option which runs through August 8, 2004.
(4)This lease expires on January 31, 1998 and provides for a renewal option which runs through January 31, 2006.
(5)This lease expires on October 31, 2001 and provides for a renewal option which runs through October31, 2016.
(6)This lease expires on June 25, 2004 and provides for a renewal option which runs through June 25, 2014.
(7)This lease expires on December 31,2000 and provides for a renewal option which runs through December 31, 2005.
(8)This lease is on a month-to-month basis with no stated expiration date.

ITEM 3.           LEGAL PROCEEDINGS
-----------------------------------

         There are various claims and lawsuits in which the Association is periodically involved incident to the Association's business. In the opinion of management, no material loss is expected from any of such pending claims or lawsuits. See Note 14 in the Notes to the Consolidated Financial Statements in the Annual Report, attached hereto as Exhibit 13.

ITEM 4            SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
---------------------------------------------------------------------

         Not Applicable.

                                     PART II

ITEM 5.           MARKET FOR REGISTRANT'S  COMMON STOCK AND RELATED  SHAREHOLDER
                  MATTERS
--------------------------------------------------------------------------------

         The Association had 5,090,120 issued and outstanding shares at September 30, 1996. For information concerning the market for the Association's common stock, see the section captioned "Corporate Information" in the Association's Annual Report which is incorporated herein by reference.


ITEM 6.           SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

         The "Financial Highlights" section of the Association's Annual Report is incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

         The  "Management's  Discussion and Analysis of Financial  Condition and
Results  of  Operations"   section  of  the   Association's   Annual  Report  is
incorporated herein by reference.

ITEM 8.           FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The financial statements identified in Item 14(a)(1) hereof are incorporated by reference to the Association's Annual Report.


ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
--------------------------------------------------------------------------------

         There were no changes in or disagreements with the accountants in the Association's accounting and financial disclosure during fiscal 1996.


                                    PART III

ITEM 10.          DIRECTORS AND OFFICERS OF THE REGISTRANT
-------------------------------------------------------------------------------

         Information concerning Directors and Executive Officers of the Association is incorporated herein by reference from the Association's definitive Proxy Statement for the Annual Meeting of Shareholders dated December 19, 1996 (the "Proxy Statement"), specifically the section captioned "Information with Respect to Nominees for Directors, Directors Whose Term Continues and Executive Officers".

ITEM 11. EXECUTIVE COMPENSATION
-------------------------------

         Information concerning executive compensation is incorporated herein by reference from the Association's Proxy Statement, specifically the sections captioned "Management Compensation".

ITEM 12.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
--------------------------------------------------------------------------------

         Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the Association's Proxy Statement, specifically the section captioned "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management".

ITEM 13.          CERTAIN  RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         Information concerning relationships and transactions is incorporated herein by reference from the Association's Proxy Statement, specifically the section captioned "Indebtedness of Management and Affiliated Transactions."

                                     PART IV

ITEM 14.          EXHIBITS,  FINANCIAL  STATEMENT  SCHEDULES AND REPORTS ON FORM
                  8-K
--------------------------------------------------------------------------------

         The exhibits and financial statement schedules filed as a part of this Form 10-K are as follows:

         (a)(1)     FINANCIAL STATEMENTS
                    --------------------
                      Independent  Auditors' Report
                      Consolidated  Statements of Financial   Condition,
                          September   30,   1996  and  1995
                      Consolidated   Statements  of   Operations,
                          Years  Ended September 30, 1996, 1995 and 1994
                      Consolidated  Statements of Shareholders'  Equity,
                          Years Ended September 30, 1996, 1995 and 1994
                      Consolidated Statements of Cash Flows,
                          Years Ended   September  30,  1996,   1995  and  1994
                      Notes  to Consolidated Financial Statements.

         (a)(2)   FINANCIAL STATEMENT SCHEDULES
                  -----------------------------

                    No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

         (a)(3)   EXHIBITS
                  --------

                    *3.1 Federal Stock Charter of Community Savings, F. A. (Incorporated by reference to Exhibit 2(C)(1) of the Association's Form MHC-1, as amended)

                    *3.2 Bylaws of Community Savings, F. A. (Incorporated by reference to Exhibit 2(C)(2) of the Association's Form MHC-1, as amended)

                    *4       Common  Stock   Certificate   of  the   Association
                             (Incorporated by reference to Exhibit 2(B)(1) of the Association's Form MHC-1, as amended)

                    *10.1 Employee Stock Ownership Plan (Incorporated by reference to Exhibit 2(D)(1) of the Association's Form MHC-1, as amended)

                    *10.2 1995 Stock Option Plan (Incorporated by reference to Exhibit 10.2 of the Association's Form 10-K for the year ended September 30, 1994).

                    *10.3 1995 Recognition and Retention Plan for Employees and Outside Directors (Incorporated by reference to Exhibit 10.3 of the Association's Form 10-K for the year ended September 30, 1994.)

                    13       1996 Annual Report to Shareholders

                    21 Subsidiaries of the Registrant - Reference is made to Item 1 "Business" for the required information

         (b)      REPORTS ON FORM 8-K:
                  --------------------

                  The Association did not file any Current Reports on Form 8-K in the fourth quarter of fiscal year 1996.

         (c)      The exhibits listed under (a)(3) above are filed herewith.

         (d)      Not applicable.
         ------------------------

*Previously filed.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            COMMUNITY SAVINGS, F. A.


Date: December 23, 1996            By: /s/ JAMES B. PITTARD, JR.
                                       -------------------------
                                           James B. Pittard, Jr.
                                           President and Chief Executive Officer

         Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


By:   /s/ James B. Pittard, Jr.                              By: /s/ Larry J. Baker, CPA
          ------------------------------------------             ------------------------------------------------
          James B. Pittard, Jr., President and Chief                 Larry J. Baker, CPA, Senior Vice President,
          Executive Officer                                          Chief Financial Officer and Treasurer
          Principal Executive Officer)                               (Principal Financial and Accounting Officer)

Date:     December 23, 1996                                  Date:     December 23, 1996



By:   /s/ FREDERICK A. TEED                                  By: /s/ FOREST C. BEATY, JR.
          ---------------------------------------             ------------------------------------------------
          Frederick A. Teed, Chairman of the Board                   Forest C. Beaty, Jr., Director

Date:     December 23, 1996                                  Date:     December 23, 1996



By:   /s/ ROBERT F. CROMWELL                                   By: /s/ KARL D. GRIFFIN
          ------------------------------------------             ------------------------------------------------
          Robert F. Cromwell, Director                                 Karl D. Griffin, Director

Date:     December 23, 1996                                  Date:     December 23, 1996



By: /s/ HAROLD I. STEVENSON
    -----------------------
        Harold I. Stevenson, CPA, Director

Date:     December 23, 1996

                                   EXHIBIT 13
                       1996 ANNUAL REPORT TO SHAREHOLDERS

                   [Cover of annual report with graphic logo]



                            Community Savings, F.A.
                                 Annual Report
                                      1996

                                TABLE OF CONTENTS


President's Message                                              2

Financial Highlights                                             3

Locations                                                        4

Management's Discussion and Analysis                             5

Independent Auditors' Report                                    16
   Consolidated Statements of Financial Condition               17
   Consolidated Statements of Operations                        18
   Consolidated Statements of Changes in Shareholders' Equity   19
   Consolidated Statements of Cash Flows                        20
   Notes to Consolidated Financial Statements                   21

Corporate Directory                                             46
Corporate Information                                           47

[PICTURE OF JAMES B. PITTARD, JR. PRESIDENT OF COMMUNITY SAVINGS, F. A.]


Dear Fellow Shareholders:

Fiscal year 1996 represents our second complete year as a public company. This year was a significant year for us based upon our growth as a company. It was also significant because some very important legislation was passed by Congress on September 30, 1996, which affected all Savings Association Insurance Fund ("SAIF") insured financial institutions. This legislation was a portion of the Deposit Insurance Funds Act of 1996. Under this bill, Community Savings is required to pay approximately $2.8 million to increase the SAIF fund of the Federal Deposit Insurance Corporation ("FDIC") to the required 1.25% level of insured deposits. Beginning in 1997, the SAIF premium expense for Community Savings will drop from $1.2 million annually to around $325,000 per year. This will result in an annual expense savings of approximately $875,000.

Net income for our fiscal year ended September 30, 1996, PRIOR to the SAIF special assessment, was $5.7 million or $1.16 per share, a 23% increase in our earnings, as compared to our previous year's income of $4.6 million or $0.94 per share. AFTER the recognition of the SAIF special assessment, Community Savings earned net income for the year ended September 30, 1996, of $3.9 million or $0.79 per share.

As indicated earlier, we experienced significant growth during the last twelve months. Assets increased $83.3 million to $650.3 million at September 30, 1996 from $567.0 million at September 30, 1995. The increase in total assets was primarily due to a $46.8 million increase in the Association's loan portfolio as well as a $37.3 million increase in the Association's securities portfolio. These increases resulted from the Association's decision to expand its balance sheet, which included the implementation of a new incentive-based loan origination program as well as the acquisition of specific investment transactions. The increase in total assets was funded primarily by a $61.6 million increase in deposits to $498.9 million at September 30, 1996 as compared to $437.4 million at September 30, 1995. The deposit increase resulted from increases in our retail deposits and public fund deposits. Additionally, some of the specific investment transactions were funded by an $18.2 million increase in Federal Home Loan Bank ("FHLB") advances. Shareholders' equity increased to $75.1 million or $15.33 per share at September 30, 1996 from $72.8 million or $15.04 per share at September 30, 1995, reflecting the net income for the year less the dividends paid to our shareholders.

Our Board of Directors is always concerned about shareholder value and recognizes the importance of the dividends we pay to you, our shareholders. On June 30, 1996, our dividend was increased to $.20 per share per quarter, resulting in a current annual payment per share of $.80. Since Community Savings became a public company, dividends have grown from $.45 per share per year to $.80 per share per year, which is a 78% increase.

This year, Community Savings opened its 18th office in the Shoppes on the Green in the PGA National community. During 1996, an enhancement to Community Savings' electronic banking was established with the implementation of our website on the Internet. We see great potential convenience for our customers through the use of electronic banking. Community Savings already offers several electronic banking services to keep our customers in touch with their accounts through ATM's, automatic funds transfer, Informline voice response system, and VISA CheckCard.

Many exciting things are happening at Community Savings and none of them would be possible without our biggest asset --our customers. We value all of our customers and want to earn the privilege every day to be their primary financial institution. On behalf of all our loyal and dedicated employees, our officers, and our directors, we would like to thank you for your vote of confidence by owning shares in our company.

We look forward to another successful year in 1997.


/s/ James B. Pittard, Jr.
-------------------------------------
James B. Pittard, Jr.
President and Chief Executive Officer

FINANCIAL HIGHLIGHTS


Community Savings' common stock trades on the Nasdaq National Market under the symbol "CMSV".

                                                       1996        1995       1994         1993        1992
FOR THE YEAR (In Thousands)
------------------------------------------------------------------------------------------------------------
Interest income                                     $ 43,889    $ 37,720    $ 34,130    $ 39,747    $ 48,438
Interest expense                                      22,859      18,634      15,525      17,639      25,299
Net interest income                                   21,030      19,086      18,605      22,108      23,139
Net income                                             3,915       4,574       3,737       5,401       7,221

AVERAGE FOR THE YEAR (In Thousands)
------------------------------------------------------------------------------------------------------------
Assets                                              $612,004    $544,555    $528,286    $532,222    $553,119
Loans receivable, net                                346,880     321,849     321,721     352,173     416,139
Cash and cash equivalents                             48,367      53,736      40,946      36,356      25,677
Mortgage-backed securities                            99,959      53,349      28,843      15,428      23,674
Investments - held to maturity and securities
   available for sale                                 87,280     130,094     106,031      92,897      47,809
Deposits                                             478,955     429,893     452,070     455,816     464,188
Borrowed funds                                        42,416      29,086      23,657      27,040      45,122
Shareholders' equity                                  74,638      69,263      36,376      31,734      25,707

YEAR END (In Thousands)
------------------------------------------------------------------------------------------------------------
Assets                                              $650,332    $567,006    $560,268    $523,248    $540,764
Loans receivable net                                 376,219     329,442     317,117     328,747     382,326
Cash and cash equivalents                             44,780      42,497      89,843      35,188      33,142
Mortgage-backed securities                            54,945      77,499      41,281      14,290      17,742
Investments - held to maturity                        22,293      59,679      52,204      43,789      29,983
Securities available for sale                        124,287      27,028      26,729      69,459      39,128
Real estate owned                                      1,384       1,910       3,686       1,324       4,455
Deposits                                             498,929     437,376     459,979     450,356     459,918
Borrowed funds                                        55,867      39,101      19,233      20,113      31,994
Shareholders' equity                                  75,056      72,848      38,110      34,846      29,445

SIGNIFICANT PERFORMANCE RATIOS
------------------------------------------------------------------------------------------------------------
Return on average assets                                0.64%       0.84%       0.71%       1.01%       1.31%
Return on average equity                                5.25        6.60       10.27       17.02       28.09
Interest rate spread                                    3.24        3.40        3.69        4.43        4.55
Equity to assets at period end                         11.54       12.85        6.80        6.65        5.45
Non-interest income to average assets                   0.55        0.62        0.63        0.96        0.97
Non-interest expense to average assets                  3.20        2.74        2.82        2.93        2.77
Non-performing loans to total loans                     0.22        0.20        0.93        2.05        1.03
Non-performing assets to total assets                   0.40        0.45        1.25        1.54        1.55
Allowance for loan losses to non-performing loans     274.58      527.49      114.72       55.65       57.72
Allowance for loan losses to net loans receivable       0.61        1.06        1.07        1.14        0.60

                   [This page dedicated for the Location Map.]

         [GRAPHIC MAP DEPICTING INDIAN RIVER COUNTY, ST. LUCIE COUNTY,
                MARTIN COUNTY AND PALM BEACH GARDENS IN RELATION
                         TO THE ENTIRE STATE OF FLORIDA]


                               PALM BEACH COUNTY

                    Bluffs (Jupiter), 3950 U.S. Highway One
                    Chasewood (Jupiter, 6350 Indiantown Road
                         Jupiter, 520 Toney Penna Drive
                     North Palm Beach, 660 U.S. Highway One
                 Shoppes on the Green (PGA), 7102 Fairway Drive
                   Palm Beach Gardens, 9600 N. Alternate A1A
                          Riviera Beach, 2600 Broadway
                  Singer Island, 1100 E. Blue Herron Boulevard
                       Tequesta, 101 N. U.S. Highway One
                 Gallery Square (Tequesta), 389 Tequesta Drive
            Village Commons (West Palm Beach), 971 Village Boulevard


                                 MARTIN COUNTY

                      Hobe Sound, 11400 SE Federal Highway
                  Jensen Beach, 1170 NE Jensen Beach Boulevard
             Martin Downs (Palm City), 3102 Martin Downs Boulevard
                     Port Salerno, 5545 SE Federal Highway


                                ST. LUCIE COUNTY

                       Fort Pierce, 1050 Virginia Avenue
                     Port St. Lucie, 1540 SE Floresta Drive
                 St. Lucie West, 1549 St. Lucie West Boulevard


                              INDIAN RIVER COUNTY

   Vero Beach Loan Production Office, 2770 Indian River Boulevard, Suite #319

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

Community Savings, F. A. (the "Association" or "Community"), founded in 1955, is a federally chartered savings and loan association headquartered in North Palm Beach, Florida. The Association's deposits are federally insured by the FDIC through the SAIF. The Association has been a member of the FHLB of Atlanta since 1955. On October 24, 1994, Community Savings successfully completed a stock offering by issuing 5,000,000 shares of common stock of which 47.6% or 2,379,856 shares were purchased at $15.00 a share by the public and 2,620,144 shares were issued to the Association's newly formed mutual holding company, ComFed M. H. C.

The Association is a community-oriented financial institution engaged primarily in the business of attracting deposits from the general public and using such funds, together with borrowings, to invest in various consumer-based real estate loans and investment grade securities. Community's plan is to operate as a well-capitalized, profitable and independent institution. The Association's profitability is highly dependent on its net interest income which, in turn, is a function of the relative amounts of interest-earning assets and interest-bearing liabilities, combined with the rates earned or paid on such rate-sensitive instruments. The Association manages interest rate risk exposure by better matching asset and liability maturities and rates. This is accomplished while considering the credit risk of certain assets. The Association maintains asset quality by utilizing comprehensive loan underwriting standards and collection efforts as well as originating or purchasing mainly secured or guaranteed assets.

LIQUIDITY AND CAPITAL RESOURCES

The Association is required to maintain minimum levels of liquid assets as defined by Office of Thrift Supervision ("OTS") regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 5.0%. The Association's liquidity ratio averaged 11.4% during the month of September 1996 and 14.8% for fiscal 1996. The Association adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Association also adjusts liquidity as appropriate to meet its asset and liability management objectives.

The Association's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, FHLB advances, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Association manages the pricing of its deposits to maintain a desired deposit balance. In addition, the
Association  invests  excess  funds in  short-term  interest-earning  and  other assets, which provide liquidity to meet lending requirements. Short-term interest-bearing deposits with the FHLB of Atlanta amounted to $28.6 million at September 30, 1996. Other assets qualifying for liquidity outstanding at
September  30,  1996  amounted  to  $34.7  million.   A  major  portion  of  the
Association's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. For additional information about cash flows from the Association's operating, financing, and investing activities, see Consolidated Statements of Cash Flows included in the consolidated financial statements.

Liquidity management is both a daily and long-term function of business management. If the Association requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB of Atlanta which provide an additional source of funds. At September 30, 1996, the Association had $36.4 million in advances from the FHLB of Atlanta. At September 30, 1996, the Association had outstanding loan commitments, excluding the unfunded portion of loans in process of $17.6 million and commitments to purchase loans of $619,000. Certificates of deposit scheduled to mature in less than one year at September 30, 1996, totaled $240.2 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Association.

The deposits of savings and loan associations, such as the Association, are presently insured by the SAIF. SAIF and the Bank Insurance Fund ("BIF") are the two insurance funds administered by the FDIC. On August 8, 1995, in recognition of BIF achieving its mandated reserve ratio, the FDIC revised the premium schedule for BIF members to provide a new range of .04% to .31% of deposits (as compared to the current range of .23% to .31% of deposits for BIF and SAIF insured institutions). Subsequent revisions in such schedule resulted in most BIF-insured institutions paying the statutory annual minimum premium of $2,000. As a result, well capitalized and healthy BIF members pay significantly lower premiums than SAIF-insured institutions.

Without a substantial increase in premium rates, or the imposition of special assessments or other significant developments, such as a merger of SAIF and BIF, it was not anticipated that SAIF would be adequately recapitalized until 2002. As a result of the disparity in BIF and SAIF premium rates, SAIF members were placed at a significant competitive disadvantage in relation to BIF members with respect to pricing of loans and deposits and the ability to lower their operating costs.

On September 30, 1996 Congress passed, and the President signed, the Deposit Insurance Funds Act of 1996 which mandated that all institutions which have deposits insured by SAIF are required to pay a one-time special assessment of
65.7 basis points on SAIF-insured deposits (subject to adjustment for certain types of banks with SAIF deposits) that were held at March 31, 1995 payable by November 27, 1996 to recapitalize the SAIF. The assessment will increase the SAIF's reserve ratio to a level comparable to that of the BIF at 1.25% of total insured deposits. The FDIC, in connection with the recapitalization, also lowered SAIF premiums from $0.23 per $100 to $0.065 per $100 of insured deposits beginning in January 1997. The Association's share of this special assessment totaled $2.8 million and is reflected in the 1996 operating results.

In August 1996, Congress passed legislation which repeals the Association's present method of accounting for bad debts for federal income tax purposes. As discussed in Note 13 to the consolidated financial statements, the Association currently uses the percentage of taxable income method to determine its bad debt deduction, in the computation of its taxable income. Under the new legislation, the Association will be required to use the specific charge-off method, which may result in a different deduction for bad debts in determining taxable income than as presently computed under the current method. Additionally, the Association will be required to recapture its post-1987 additions to its bad debt reserves. Since the Association had previously provided deferred taxes for the income tax bad debt reserves established after 1987, management does not anticipate any additional income tax liability related to the recapture. The new legislation is effective for taxable years beginning after December 31, 1995.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements of the Association and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact is reflected in the increased cost of the Association's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Association are monetary. As a result, interest rates have a greater impact on the Association's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

FINANCIAL CONDITION
SEPTEMBER 30, 1996 COMPARED TO SEPTEMBER 30, 1995

Total assets increased $83.3 million to $650.3 million at September 30, 1996 as compared to $567.0 million at September 30, 1995. The increase in total assets was primarily due to a $46.8 million increase in the Association's loan portfolio as well as a $37.3 million increase in the Association's securities portfolio (which includes securities available for sale, investment securities, and mortgage-backed and related securities). These increases were the result of implementation of the Association's growth strategy for fiscal year 1996. This strategy emphasized increased loan production funded by retail deposits, combined  with the  purchase  of  securities  funded  by public  fund  deposits, odd-term certificates of deposit, or FHLB of Atlanta advances. To increase the loan portfolio, the Association implemented a new incentive-based loan origination program which resulted in new loan originations of $113.3 million, as well as purchases totaling $16.8 million, primarily consisting of loans secured by one- to four-family residential real estate, offset in part by repayments, sales, and other adjustments of $83.3 million.

The securities portfolio underwent not only an increase in its overall size but experienced a shift in its composition during the year. Investment securities held to maturity decreased $37.4 million to $22.3 million at September 30, 1996 from $59.7 million at September 30, 1995, as did mortgage-backed and related securities which decreased $22.6 million to $54.9 million at September 30, 1996 from $77.5 million at September 30, 1995. These decreases were due primarily to a one-time reclassification of $49.5 million of securities held to maturity to securities available for sale in accordance with the provisions of Financial Accounting Standards Board ("FASB") "A Guide to Implementation of SFAS No. 115 on Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers". Securities available for sale increased $97.3 million to $124.3 million at September 30, 1996 from $27.0 million at September 30, 1995 due to the $49.5 million reclassification, as well as purchases of new securities of $67.6 million, which included $13.9 million in U. S. Government and agency securities, $37.7 million in mortgage-backed and related securities, and $16.0 million in mutual funds. These purchases were partially offset by sales, calls, repayments, and other adjustments of $19.8 million.

The increase in total assets was funded primarily by a $61.6 million increase in deposits to $498.9 million at September 30, 1996 as compared to $437.4 million at September 30, 1995. The deposit growth reflected the introduction in fiscal 1996 of a 13-month certificate of deposit product, an increase in the use of public fund deposits, as well as increased retail deposits. In addition, advances from the FHLB increased $18.2 million to $36.4 million at September 30, 1996 from $18.2 million at September 30, 1995 primarily to fund the purchase of securities.

Shareholders' equity increased to $75.1 million or $15.33 per share at September 30, 1996 from $72.8 million or $15.04 per share at September 30, 1995, reflecting net income for the year of $3.9 million offset primarily by dividends paid on the common stock totaling $1.7 million.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995

GENERAL
Net income for the year ended September 30, 1996 decreased 15.2% to $3.9 million, or $0.79 per share, compared to $4.6 million, or $0.94 per share, for the same period last year due primarily to the $2.8 million special SAIF assessment as well as a $1.8 million increase in other operating expense. Such increases in expenses were partially offset by an increase in net interest income of $1.9 million, a decrease of $142,000 in provision for loan loss, and a decrease in the provision for income taxes of $2.0 million

INTEREST INCOME
Interest income for the year ended September 30, 1996 totaled $43.9 million, an increase of $6.2 million, or 16.4%, from $37.7 million for the year ended September 30, 1995. The increase was due primarily to an increase in average interest-earning assets of $70.6 million to $575.9 million for the year ended September 30, 1996 from $505.3 million for the same period in 1995, enhanced by an increase in the average yield on average interest-earning assets to 7.62% for the year ended September 30, 1996 from 7.46% for the year ended September 30, 1995. Interest income on loans increased $3.4 million, or 13.7%, to $28.3 million for the year ended September 30, 1996 compared to $24.9 million for the same period in 1995. Interest income on real estate loans increased by $3.1 million, or 11.7%, to $26.8 million for the year ended September 30, 1996 from $23.7 million for the same period in 1995, primarily because of an increase in the average yield on real estate loans to 8.09% from 7.66%, and an increase in average balance of real estate loans of $22.4 million, or 7.3%. Interest income on consumer and other loans increased by $288,000 in 1996 as compared to 1995, principally because of an increase in the average balance of such loans of $2.6 million to $15.7 million for the year ended September 30, 1996 from $13.1 million for the year ended September 30, 1995. Interest income on mortgage-backed and related securities increased by $205,000, or 4.9%, to $4.4 million. The increase in interest income from mortgage-backed and related securities is primarily attributable to an increase in the average balance of mortgage-backed and related securities to $100.0 million from $53.3 million, partially offset by a decrease in the average yield to 7.43% from 7.87%. Interest income from investment securities and securities available for sale increased by $2.8 million, or 46.7%, to $8.7 million for the year ended September 30, 1996 from $5.9 million for the year ended September 30, 1995. The increase in income from investment securities and securities available for sale was primarily caused by an increase in the average balance of $3.6 million to $87.3 million for the year ended September 30, 1996 from $83.7 million, offset by a decrease in the average yield to 6.53% for the year ended September 30, 1996 from 7.11% for the year ended September 30, 1995. Interest income from other investments decreased $226,000, or 8.3%, to $2.5 million for the year ended September 30, 1996 from $2.7 million for the year ended September 30, 1995. The decrease in interest from other investments is primarily attributable to a $4.6 million, or 9.9%, decrease in the average balance of other investments to $41.8 million during 1996 from $46.4 million during 1995, partially offset by an increase in the average yield on other investments to 5.96% for the year ended September 30, 1996 from 5.85% for the year ended September 30, 1995.

INTEREST EXPENSE
Interest expense increased $4.2 million, or 22.7%, to $22.9 million for the year ended September 30, 1996 from $18.6 million for the same period in 1995. Interest on deposits increased $3.6 million, or 22.8%, to $19.2 million for the year ended September 30, 1996 from $15.7 million for the year ended September 30, 1995. The increase was due primarily to the increase in average cost of deposits to 4.02% from 3.65%, and to a lesser degree, an increase in the average balance of deposits of $49.1 million, or 11.4%, to $479.0 million during 1996 from $429.9 million during 1995. In order to maintain, and if possible, to increase its market share of total deposits, during fiscal 1996 the Association placed an increased emphasis on certificate of deposit products, including a new odd-term certificate of deposit product, as well as existing certificate of deposit products as part of its asset liability policy. Certificates of deposit typically have a higher interest rate cost to the Association than transaction accounts. Interest expense attributable to borrowed funds increased $657,000, or 22.2%, to $3.6 million for the year ended September 30, 1996 from $3.0 million for the year ended

September 30, 1995. The increase in interest expense attributable to borrowed funds is due to an increase in the average balance of borrowed funds to $42.4 million during fiscal 1996 from $29.1 million during fiscal 1995, partially offset by a decrease in the average cost of borrowed funds to 8.52% for the year ended September 30, 1996 from 10.16% for the same period in 1995. During fiscal year 1996, the Association used additional advances from the FHLB primarily to fund the purchase of securities with higher interest yields than the interest cost of the FHLB advances.

PROVISION FOR LOAN LOSSES
The Association maintains an allowance for loan losses based upon a periodic evaluation of known and inherent risks in the loan portfolio, the past loan loss experience, adverse situations that may affect borrowers' ability to repay loans, the estimated value of the underlying loan collateral, the nature and volume of its loan activities, and current as well as expected future economic conditions. Loan loss provisions are based upon management's estimate of the fair value of the collateral and the Association's actual loss experience, as well as standards applied by the OTS and the FDIC. The Association's provision for loan losses was $98,000 for the year ended September 30, 1996 as compared to $240,000 for the year ended September 30, 1995. The decrease in the provision for loan losses for fiscal 1996 was attributable to management's assessment that the allowance for loan losses was sufficient to absorb risk inherent in the Association's portfolio. Management reviews the adequacy of its allowances for loan losses monthly through asset classification review. The Association's allowance for loan losses as a percentage of net loans receivable at September 30, 1996 was 0.61%.

OTHER INCOME
Other income consists of servicing income and fee income, service charges, gain or loss on the sale or call of mortgage-backed and related securities and investment securities and income or loss from the Association's subsidiary's real estate venture. Other income decreased $50,000, or 1.5%, to $3.3 million for the year ended September 30, 1996 from $3.4 million for the year ended September 30, 1995. The decrease in other income was primarily due to a substantial decrease in the Association's income from its subsidiary's real estate venture to $47,000 from $326,000 reflecting the smaller number of closings on sales of units during fiscal 1996 as the Association's real estate venture has sold the majority of the units, and a net loss on the sale of loans of $225,000. For more information on the real estate venture, see Note 8 to the Notes to the Consolidated Financial Statements. Such declines were partially offset by increases of $383,000 in NOW account and other customer fees (consisting of fees from money orders, transaction accounts, safe deposit boxes, and overdraft fees), $53,000 in gains on calls of securities, and $54,000 in miscellaneous other income.

OPERATING EXPENSE
Total  operating  expense  increased  $4.7 million to $19.6 million for the year ended September 30, 1996 from $14.9 million for the year ended September 30, 1995. The increase in operating expense is primarily attributable to a one-time $2.8 million special assessment for recapitalization of the SAIF. This special assessment was levied against institutions having SAIF-insured deposits as of March 31, 1995, as mandated by the Deposit Insurance Funds Act of 1996, passed by Congress and signed by the President on September 30, 1996. In addition, employee compensation and benefits increased by $492,000 to $7.8 million during 1996 from $7.3 million during 1995, miscellaneous expense increased by $636,000 to $3.0 million during 1996 from $2.3 million during 1995, and the net gain on real estate owned decreased by $569,000 to $243,000 for 1996 from $812,000 for 1995. During fiscal year 1996, the Association received an additional payment of $470,000 representing a final settlement of the Association's claim with the State of Florida Department of Insurance, as Receiver for International Medical Centers, Inc. of Miami ("IMC"). Of this amount, $260,000 was classified as net gain on real estate owned while the remaining $210,000 was classified as interest income. During fiscal 1995, the Association received an initial settlement of this claim of $816,000 which was classified as net gain on real estate owned. Occupancy and equipment expense increased $75,000 to $4.6 million for 1996 from $4.5 million for 1995 primarily due to the opening of a new office, and advertising and promotion increased $71,000 to $616,000 for 1996 from $545,000 for 1995 primarily due to increased advertising for the Association's lending products.

PROVISION FOR INCOME TAXES
Provision for income taxes decreased $2.0 million to $761,000 for the year ended September 30, 1996 from $2.8 million for the same period in 1995. The decrease in income tax expense reflected lower pre-tax income during the comparative periods as well as the reversal of a $1.1 million prior accrued liability which in management's opinion was no longer required and which was reversed with a credit to the 1996 income tax provision.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994

GENERAL
Net income for the year ended September 30, 1995 increased 22.4% to $4.6 million, or $0.94 per share, compared to $3.7 million for fiscal 1994 due primarily to an increase in net interest income of $481,000, a decrease of $749,000 in the provision for loan loss, and a decrease in operating expenses of $36,000. This was partially offset by an increase in the provision for income taxes combined with a decrease of $77,000 in other income.

INTEREST INCOME
Interest income for the year ended September 30, 1995 totaled $37.7 million, an increase of $3.6 million, or 10.6%, from $34.1 million for the year ended September 30, 1994. The increase was due primarily to an increase in the average yield on average interest-earning assets to 7.46% for the year ended September 30, 1995 from 6.96% for the year ended September 30, 1994, enhanced by an increase in the average balance of interest-earning assets of $14.6 million to $505.3 million for the year ended September 30, 1995 from $490.7 million for the same period in 1994. Interest income on loans decreased $303,000, or 1.3%, to $23.7 million for the year ended September 30, 1995 compared to $23.4 million for the same period in 1994. Interest income on real estate loans decreased by $305,000, or .1%, to $23.7 million for the year ended September 30, 1995 from $24.0 million for the same period in 1994, primarily because of a decrease in the average yield on real estate loans to 7.66% from 7.72%, and a decrease in average real estate loans of $1.6 million, or .5%. Interest income on consumer and other loans increased by $187,000 in 1995 as compared to 1994, principally because of a $1.8 million increase in the average balance of such loans to $13.1 million for the year ended September 30, 1995 from $11.3 million for the year ended September 30, 1994. Interest income on mortgage-backed and related securities increased by $1.7 million, or 68.0%, to $4.2 million. The increase in interest income from mortgage-backed and related securities is primarily attributable to an increase in the average balance of mortgage-backed and related securities to $53.3 million from $28.8 million, partially offset by a decrease in the average yield to 7.87% from 8.82%. Interest income from investment securities increased by $651,000, or 1.2%, to $5.9 million for the year ended September 30, 1995 from $5.3 million for the year ended September 30, 1994. The increase in income from investment securities was primarily caused by an increase in the average yield of 2.12% to 7.11% from 4.99%, offset by a $22.3 million decrease in the average balance to $83.7 million for the year ended September 30, 1995 from $106.0 million for the year ended September 30, 1994. Interest income from other investments increased $1.4 million, or 107.7%, to $2.7 million for the year ended September 30, 1995 from $1.3 million for the year ended September 30, 1994. The increase in interest from other investments is primarily attributable to a $12.3 million, or 36.1%, increase in the average balance of other investments to $46.4 million during 1995 from $34.1 million during 1994, as well as an increase in the average yield on other investments to 5.85% for the year ended September 30, 1995 from 3.87% for the year ended September 30, 1994.

INTEREST EXPENSE
Interest expense increased $3.1 million, or 20.0%, to $18.6 million for the year ended September 30, 1995 from $15.5 million for the same period in 1994. Interest on deposits increased $2.4 million, or 18.0%, to $15.7 million for the year ended September 30, 1995 from $13.3 million for the year ended September 30, 1994. The increase was due primarily to the increase in average cost of deposits to 3.65% from 2.94%, offset by a decrease in the average balance of deposits of $22.1 million, or 4.9%, to $429.9 million during 1995 from $452.1 million during 1994. Interest expense attributable to borrowed funds increased $728,000, or 32.7%, to $3.0 million for the year ended September 30, 1995 from $2.2 million for the year ended September 30, 1994. The increase in interest expense attributable to borrowed funds is due to a increase in the average balance of borrowed funds to $29.1 million during 1995 from $23.7 million during 1994, as well as an increase in the average cost of borrowed funds of 77 basis points to 10.16% for the year ended September 30, 1995 from 9.39% for the same period in 1994. During fiscal year 1995, the Association used advances from the FHLB to fund the purchase of mortgage-backed and related securities, and borrowed $2.8 million from an unaffiliated third party lender in order to purchase 190,388 shares of the Association's common stock in the open market to fund the ESOP plan.

PROVISION FOR LOAN LOSSES
The Association's provision for loan losses was $240,000 for the year ended September 30, 1995 as compared to $989,000 for the year ended September 30, 1994. The decrease in provision for loan losses was attributable to management's assessment that the allowance for loan losses was sufficient to absorb risk inherent in the Association's portfolio as well as a lower level of charge-offs for the fiscal year ended September 30, 1995 as compared to the fiscal year ended September 30, 1994. Management reviews the adequacy of its allowances for loan losses monthly through asset classification review. The Association's allowance for loan losses as a percentage of net loans receivable at September 30, 1995 was 1.06%.

OTHER INCOME
Other income consists of servicing income and fee income, service charges, gain or loss on the sale of mortgage-backed and related securities and investment securities and income or loss from the Association's subsidiary's real estate venture. Other income increased $77,000, or 2.3%, to $3.4 million for the year ended September 30, 1995, from $3.3 million for the year ended September 30, 1994. The increase in other income was primarily due to a net gain on sale of securities available for sale of $2,000 for the year ended September 30, 1995 as compared to a net loss of $369,000 for the same period in 1994. This increase of $371,000 as well as increases of $21,000 in servicing income and other fees, $17,000 in NOW account and other customer fees (consisting of fees from money orders, transaction accounts, safe deposit boxes, and overdraft fees), and $41,000 in miscellaneous other income were offset by a substantial decrease in the Association's income from its subsidiary's real estate venture to $326,000 from $444,000. The decrease was due to the fewer number of closings on sales of units during fiscal 1995 as the Association's real estate venture continued to wind down. In addition, for the year ended September 30, 1994, the Association experienced net gains on the early maturity of mortgage-backed and related securities and on the sale of loans both of which did not reoccur in 1995.

OPERATING EXPENSE
Total operating expense remained essentially unchanged during the year ended September 30, 1995 from the year ended September 30, 1994. The slight decrease in operating expense of $36,000 is primarily attributable to an increase in net gain on real estate owned of $907,000 to $812,000 for the year ended September 30, 1995, from a loss of $95,000 for the same period in 1994. The increase in net gain on real estate owned resulted from the receipt of $816,000, representing a partial settlement of Community Savings' claim with the State of Florida Department of Insurance, as Receiver for IMC, offset by other net losses of real estate owned totaling $4,000. This increase was partially offset by an increase in employee compensation and benefits of $487,000 to $7.3 million for the year ended September 30, 1995 as compared to $6.8 million for the same period in 1994, primarily due to the granting of stock awards pursuant to the stock compensation benefit plans adopted during fiscal 1995. Advertising and promotion increased $228,000 to $545,000 for the year ended September 30, 1995 as compared to $317,000 for the same period in 1994, which resulted from increased marketing efforts promoting new and existing products. Occupancy and equipment increased $85,000 in 1995 due primarily to the opening of a new branch in Jupiter, and miscellaneous expense increased $91,000 primarily due to public company related expenses.

PROVISION FOR INCOME TAXES
Provision for income taxes increased $506,000 million, or 22.4%, to $2.8 million for the year ended September 30, 1995 from $2.3 million for the same period in 1994. The increase in income tax expense reflected higher pre-tax income during fiscal 1995.

IMPACT OF NEW ACCOUNTING STANDARDS

ACCOUNTING FOR MORTGAGE SERVICING RIGHTS - In May, 1995, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights". The Statement, which amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities", requires mortgage banking enterprises that acquire mortgage servicing rights through either the purchase of or origination of mortgage loans and sell or securitize those loans with servicing rights retained to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values. Mortgage banking enterprises include commercial banks and thrift institutions that conduct operations substantially similar to the primary operations of a mortgage banking enterprise. SFAS No. 122 applies prospectively in fiscal years beginning after December 15, 1995, to sales of mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those purchased before the adoption of this Statement. Management is in the process of evaluating the impact of SFAS No. 122.

ACCOUNTING FOR STOCK-BASED COMPENSATION - In October, 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". This Statement requires certain disclosures about stock-based employee compensation arrangements, regardless of the method used to account for them, and defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for stock-based compensation plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value method of accounting defined in this Statement had been applied. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The disclosure requirements of this Statement are effective for financial statements for fiscal years beginning after December 15, 1995. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB No. 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994. Management is in the process of evaluating the impact of SFAS No. 123.

AVERAGE BALANCE SHEET

The following table sets forth certain information relating to the Association's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. The use of monthly average balances (except as noted otherwise) instead of daily average balances has not caused any material difference in the information presented.

                                                            For the Years Ended September 30,
   -------------------------------------------------------------------------------------------------------------------------
                                            1996                           1995                           1994
   -------------------------------------------------------------------------------------------------------------------------
                                                      Average                          Average                       Average
                                 Average               Yield/    Average                Yield/   Average             Yield/
                                 Balance   Interest     Cost     Balance   Interest      Cost    Balance  Interest    Cost
   =========================================================================================================================
                                                                  (Dollars In Thousands)
   Interest-earning assets:
      Real estate loans          $331,134   $26,765      8.09%  $308,793   $23,661       7.66%   $310,380  $23,999      7.73%
      Consumer and other loans     15,746     1,508      9.48     13,056     1,197       9.17      11,341      977      8.61
       Mortgage-backed securities  99,959     7,423      7.43     53,349     4,198       7.87      28,843    2,543      8.82
      Investment securities        87,280     5,700      6.53     83,650     5,945       7.11     106,031    5,294      4.99
      Other investments (1)        41,817     2,493      5.96     46,444     2,719       5.85      34,056    1,317      3.87
                                 --------   -------               ------     -----                 ------    -----
   Total interest-earning assets  575,936    43,889      7.62    505,292    37,720       7.46     490,651   34,130      6.96
   Non-interest-earning assets     36,068                         39,263                           37,635
                                 --------                       --------                         --------
             Total assets        $612,004                       $544,555                         $528,286
                                 ========                       ========                         ========

   Interest-bearing liabilities:
      Deposits                   $478,955    19,247      4.02%  $429,893    15,679       3.65%   $452,070   13,298      2.94%
      Stock subscriptions (2)          --        --        --         --        --         --         252        5      1.98
      Borrowed funds               42,416     3,612      8.52     29,086    12,955      10.16      23,657    2,222      9.39
                                 --------   -------             --------    ------               --------   ------
   Total interest-bearing
      liabilities                 521,371    22,859      4.38    458,979    28,634       4.06     475,979   15,525      3.26
   Non-interest-bearing
      liabilities                  15,995                         16,313                           15,931
                                 --------                       --------                         --------
             Total liabilities    537,366                        475,292                          491,910
   Equity                          74,638                         69,263                           36,376
                                 --------                       --------                         --------
              Total liabilities
              and equity         $612,004                       $544,555                         $528,286
                                 ========                       ========                         ========

   Net interest income                      $21,030                        $19,086                         $18,605
                                            =======                        =======                         =======
   Net interest rate spread (3)                          3.24%                           3.40%                         3.69%
                                                       =======                         =======                       =======
      Net yield on interest-
       earning assets (4)                                3.65%                           3.78%                         3.79%
                                                       =======                         =======                       =======
      Ratio of average interest
       -earning assets to average
       interest-bearing liabilities                    110.47%                         110.09%                       103.08%
                                                       =======                         =======                       =======

------------------------------------------------------------

   (1) Includes interest-earning deposits and FHLB stock.

   (2) Calculated  on a daily  average  basis - all funds  received in September
       1994.

   (3) Net interest-rate spread represents the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities.

   (4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

RATE VOLUME ANALYSIS

Net interest income can also be analyzed in terms of the impact of changing interest rates on interest-earning assets and interest-bearing liabilities and changing the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Association's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in average volume (change in average volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior average volume); (iii) changes in rate-volume (changes in rate multiplied by changes in average volume); and (iv) the net change.

                           -----------------------------------------------------------------------------------------------------
                                                                Year Ended September 30,
                           =====================================================================================================
                                   1996 vs. 1995                     1995 vs. 1994                    1994 vs. 1993
                           -----------------------------------------------------------------------------------------------------
                            Increase/(Decrease)                Increase/(Decrease)             Increase/(Decrease)
                                   Due to                             Due to                          Due to
                           -----------------------    Total    --------------------   Total    -----------------------  Total
                                             Rate/  Increase                  Rate/  Increase                   Rate/  Increase
                            Volume   Rate   Volume (Decrease)Volume  Rate    Volume (Decrease) Volume  Rate    Volume (Decrease)
                           -----------------------------------------------------------------------------------------------------
                                                                     (In Thousands)
INTEREST INCOME:
 First mortgage loans       $1,711  $1,297 $   96   $3,104   $(123)  $(186)  $   4  $ (305) $(2,612) $(3,874)  $ 348  $(6,138)
 Consumer and other loans      247      54     10      311     153      29       5     187      (87)     (10)      2      (95)
 Mortgage-backed securities  3,668   (235)   (208)   3,225   2,161    (274)   (232)  1,655    1,953     (886)   (771)     296
 Investment securities         258   (485)    (18)    (245) (1,117)  2,248    (480)    651      733     (548)    (73)     112
 Interest-earning deposits    (271)    51      (6)    (226)    479     674     249   1,402       96      103       9      208
                            ------  ------  -----   ------  ------   -----   -----   -----  -------  -------   -----  -------
 Total interest-earning
  assets                     5,613     682   (126)   6,169   1,553   2,491    (454)  3,590       83   (5,215)   (485)  (5,617)
                            ------  ------  -----   ------  ------   -----   --=--   -----  -------  -------   -----  -------
INTEREST EXPENSE
 Deposits                    1,791   1,591    186    3,568    (652)  3,210    (177)  2,381     (201)  (1,595)     (9)  (1,805)
 Borrowed funds              1,354   (477)   (220)     657     482     203      43     728     (317)      22     (14)    (309)
                            ------  ------  -----   ------  ------   -----   -----   -----   ------   ------   -----  -------
 Total interest-bearing
  liabilities                3,145   1,114    (34)   4,225    (170)  3,413    (134)  3,109     (518)  (1,573)    (23)  (2,114)
                            ------  ------  -----   ------  ------   -----   -----   -----   ------   ------   -----  -------
 Net change in net interest
  income                    $2,467  $(415) $ (108)  $1,944  $1,723   $(922)  $(320) $  481   $  601 $ (3,642) $ (462) $(3,503)
                            ======  ====== ======   ======  ======   =====   =====  ======   ====== ========  ======  =======


ASSET AND LIABILITY MANAGEMENT-INTEREST RATE SENSITIVITY ANALYSIS

The extent to which assets and liabilities are "interest rate sensitive" is measured by an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Based on the model presented in the following table, during a period of rising interest rates, a negative gap would tend to positively affect net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

In the declining interest rate environment that has existed over the past several years, the Association invested a substantial portion of its assets in short- and medium-term liquid assets. While such investments typically yield less than could be obtained in investments in mortgage loans, the Association believes such investments will allow it to reinvest at higher yields if interest rates rise. In this regard, the Association has emphasized the origination of adjustable-rate mortgage ("ARM") loans and other adjustable-rate or short-term loans, as well as purchased short-term and medium-term investments. In recent years, the Association has de-emphasized the origination of fixed-rate residential loans. In a low interest rate environment, borrowers typically prefer fixed-rate loans, resulting in a decreased volume of loan originations. During fiscal year 1996, the Association sought to increase its loan originations with the implementation of a new incentive-based loan origination program and increased emphasis on its commercial lending program. The
Association currently sells fixed-rate residential mortgage loans with maturities of more that 15 years in the secondary market, and retains ARM loans and fixed-rate loans with maturities of 15 years or less. The Association also invests in United States Government and agency securities, investment securities, including mutual funds that invest in adjustable-rate securities, and short-term and medium-term fixed-rate mortgage-backed and government securities. Of the Association's total investment in loans, mortgage-backed securities and investment securities at September 30, 1996, $321.9 million, or

53.0%, had adjustable interest rates. In addition, the Association does not solicit high-rate certificates of deposit in excess of $100,000 or brokered funds.

At September 30, 1996, total interest-earning assets maturing or repricing within one year exceeded total interest-bearing liabilities maturing or repricing in the same period by $15.0 million, representing a cumulative one-year gap ratio of a positive 2.3% (See table on page 14). The Association has an Asset-Liability Committee which is responsible for reviewing the Association's asset and liability policies. The Committee meets on a regular basis and reports to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.


MARKET VALUE PORTFOLIO EQUITY

In 1994, the OTS adopted amendments to its risk-based capital regulations requiring savings associations to calculate the market value of their portfolio equity ("MVPE"). These calculations are based upon data concerning interest-earning assets, interest-bearing liabilities and other rate sensitive assets and liabilities provided to the OTS on schedule CMR of the Quarterly Thrift Financial Report. The amendments to the risk-based capital regulations require institutions to hold additional risk-based capital in an amount equal to one-half the amount an institution's interest rate risk exceeds the normal amount of interest rate risk. Normal interest rate risk is defined as 2% of the MVPE at static interest rates. If, after applying a rate shock of 200 basis points ("bp") (one basis point equals .01%) of either a decline or increase in rates, the resultant negative change in MVPE exceeds 2% of MVPE at static interest rates, an institution is deemed to have excess interest rate risk. Although the final rule was scheduled to be effective January 1994, the OTS has indicated it will delay invoking application of the interest rate risk rule until appeal procedures are implemented and evaluated. The OTS has not yet established an effective date for the capital deduction.

The following table presents the Association's internal calculations of MVPE at September 30, 1996.

 Change in Interest Rates In Basis  Actual Net Market Value of Portfolio Equity
              Points
           (Rate Shock)                 Amount       $ Change       % Change
------------------------------------------------------------------------------
                                                     (Dollars in Thousands)
                400                     61,366       (30,536)        (33.2)%
                300                     68,228       (23,674)        (25.8)%
                200                     75,573       (16,329)        (17.8)%
                100                     83,447        (8,455)         (9.2)%
              Static                    91,902            --            --
               (100)                   100,995         9,093           9.9%
               (200)                   110,790        18,888          20.6%
               (300)                   121,358        29,456          32.1%
               (400)                   132,779        40,877          44.5%

GAP TABLE

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1996, which are expected to reprice or mature, based on certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier term of repricing or the contractual terms of the asset or liability.

                                                               Amounts Maturing or Repricing
                                    --------------------------------------------------------------------------------------
                                      Less than    3 to 6   6 Months    1 to 3    3 to 5     5 to 10    More than
                                       3 Months    Months   to 1 Year    Years     Years       Years    10 Years    Total
                                    --------------------------------------------------------------------------------------
                                                                   (Dollars In Thousands)
  Interest-earning assets:
     Real estate loans:
       Residential one- to four-family:
         Market index ARMs             $10,608    $78,740    $89,316     $2,800    $    49   $     --  $     --  $181,513
         Fixed-rate                      5,635      5,329      9,523     27,776     24,746     29,115    15,081   117,205
       Commercial and multi-family:
         ARMs                            9,001     15,528     15,339     10,273        477         --        --    50,618
         Fixed-rate                        665      1,590        734      5,168      1,486      1,347       981    11,971
    Valuation allowances                    --         --         --         --         --         --    (2,312)   (2,312)
    Yield adjustments                      (13)       (13)       (26)      (103)      (102)        --        --      (257)
       Consumer loans                      765        901      1,289      2,767        674        146        --     6,542
       Equity line of credit loans       7,169          1          2          9          9      1,874        --     9,064
       Commercial business loans         1,691         14         11        143         15         --        --     1,874
       Collateralized mortgage
         obligations                     8,863      2,909      5,741     15,733     23,584     32,128     2,688    91,646
       Other mortgage-backed securities  1,247      1,174      2,157      6,279      3,721      2,039        --    16,617
         Investment securities          79,995      3,737        816      7,651     14,262     15,529       452   122,442
       FHLB stock                        5,384         --         --         --         --         --        --     5,384
                                       -------    -------    -------     ------    -------   --------  --------   -------
          Total interest-earning
          assets                       131,010    109,910    124,902     78,496     68,921     82,178    16,890   612,307
                                       -------    -------    -------     ------    -------   --------  --------   -------
  Interest-bearing liabilities:
     Passbook accounts                   1,314      1,314      2,625      6,616      3,200      6,374     9,432    30,875
     NOW accounts                        5,837      5,837     11,674     13,458      2,384      4,799    19,109    63,098
     Money market accounts              13,710     13,710     27,420      1,608        680        584    11,709    69,421
     Certificate accounts               91,087     97,517     51,839     42,510     31,690      1,360        --   316,003
     FHLB advances                       1,588      2,123      3,711     14,843     11,943      2,142        --    36,350
     Borrowed funds                     17,453         --         --         --         --         --        --    17,453
                                       -------    -------    -------     ------    -------   --------  --------   -------
         Total interest-bearing
         liabilities                   133,053    120,501     97,269     79,035     49,897     15,259    40,250   535,264
                                       -------    -------     ------     ------    -------   --------  --------   -------
  Interest-earning assets less
  interest-bearing liabilities
  ("interest rate sensitivity gap")    $(2,043)  $(10,591)   $27,633    $  (539)   $19,024   $ 66,919 $ (23,360)  $77,043
                                       =======   ========    =======    =======    =======   ======== =========   =======
  Cumulative excess (deficiency) of
     interest-sensitive assets
     over interest-sensitive
     liabilities                       $(2,043)  $(12,634)   $14,999    $14,460    $33,484   $100,403  $ 77,043
                                       =======   ========    =======    =======    =======   ========  ========

  Interest sensitivity gap to
    total assets                         (0.31)%    (1.63)%     4.25%     (0.08)%     2.93%     10.29%    (3.59)%
  Cumulative interest sensitivity
    gap to total assets                  (0.31)%    (1.94)%     2.31%      2.22%      5.15%     15.44%    11.85%
  Ratio of interest-earning
    assets to interest-bearing
    liabilities                          98.46%     91.21%    128.41%     99.32%    138.13%    538.55%    41.96%
  Cumulative ratio of interest-earning
    assets to interest bearing
    liabilities                          98.46%     95.02%    104.28%    103.36%    106.98%    120.28%   114.39%
  Cumulative interest-sensitive
    assets                            $131,010   $240,920   $365,822   $444,318   $513,239   $595,417  $612,307
  Cumulative interest-bearing
    liabilities                       $133,053   $253,554   $350,823   $429,858   $479,755   $495,014  $535,264


In preparing the table above, it has been assumed, consistent with the assumptions used by the FHLB of Atlanta, as of June 1996, in assessing the interest rate sensitivity of savings associations, that: (i) adjustable-rate first mortgage loans will prepay at a rate of 16% per year; (ii) fixed-rate mortgage loans on one- to four-family residences with terms to maturity of 15 years or less will prepay at a rate of 10% per year; (iii) second mortgage loans on one- to four-family residences will prepay at a rate of 13% per year; (iv) fixed-rate first mortgage loans on one- to four-family residential properties with remaining terms to maturity of over 15 years will prepay annually as follows:


             Prepayment Interest Rate                   Assumption
    ------------------------------------------------------------------

                 Less than 8%                               9%
                 8 to 8.99%                                11%
                 9 to 9.99%                                14%
                 10 to 10.99%                              21%
                 11 to 11.99%                              21%
                 12 to 13.99%                              21%
                 14% and over                              21%

(v) fixed maturity deposits will not be withdrawn prior to maturity; and (vi) these withdrawal rates as well as loan prepayment assumptions are based on certain assumptions for loan prepayments and deposit withdrawals. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable. NOW, passbook and money market accounts will decay at the following rates:

                                               Over 1     Over 3     Over 5     Over 10
                                    1 Year     Through    Through    Through    Through   Over 20
                                    or Less    3 Years    5 Years   10 Years   20 Years    Years
                                 --------------------------------------------------------------------

NOW accounts                          37%        34%        9%         20%        20%       20%
Passbook accounts                     17%        26%        17%        40%        40%       40%
Money market deposit accounts         79%        11%        5%         5%         5%        5%

The above assumptions utilized by the FHLB of Atlanta are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Association. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of or lag behind changes in market interest rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Moreover, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. For information regarding the contractual maturities of the Association's loans, investments, and deposits, see Notes to Consolidated Financial Statements.

INDEPENDENT AUDITORS' REPORT
----------------------------


Community Savings, F. A.:

We have audited the accompanying consolidated statements of financial condition of Community Savings, F. A. (the "Association") and its subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These consolidated financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Association and its subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in the Notes to the Consolidated Financial Statements, the Association changed its method of accounting for debt and equity securities, effective October 1, 1993, to conform with Statement of Financial Accounting Standards No.
115.



/s/ DELOITTE & TOUCHE LLP
-------------------------
    Deloitte & Touche LLP



Certified Public Accountants
West Palm Beach, Florida

November 15, 1996


COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
-------------------------------------------------------------------------------------------------
                                                                                 September 30,
                                                                              1996          1995
-------------------------------------------------------------------------------------------------
                                                                                (In Thousands)
  ASSETS
  Cash and cash equivalents:
  Cash and amounts due from depository institutions                        $  15,600    $  13,126
  Interest-bearing deposits (Note 1)                                          29,180       29,371
                                                                           ---------    ---------
      Total cash and cash equivalents                                         44,780       42,497

  Securities available for sale (Approximate cost -
   1996, $125,928; 1995, $27,499)(Notes 1,2)                                 124,287       27,028

  Investments - held to maturity (Approximate fair value - 1996,
   $26,093; 1995, $64,135)(Notes 1,3,6,16)                                    22,293       59,679

  Mortgage-backed and related securities - held to maturity
   (Approximate fair value - 1996, $54,988; 1995, $77,818) (Notes 1,4,6)      54,945       77,499

  Loans receivable, net of allowance for loan losses
   (1996, $2,312; 1995, $3,492)(Notes 1,5,6)                                 376,219      329,442

  Accrued interest receivable (Notes 1,7)                                      2,208        2,143

  Investment in and advances to real estate venture (Notes 1,8)                  218        1,523

  Office properties and equipment, net (Notes 1,9)                            16,359       16,255

  Real estate owned, net (Notes 1,10)                                          1,384        1,910

  Federal Home Loan Bank Stock - at cost (Notes 3,6)                           5,384        7,384

  Other assets                                                                 2,255        1,646
                                                                           ---------    ---------
  Total assets                                                             $ 650,332    $ 567,006
                                                                           =========    =========

  LIABILITIES
  Deposits (Notes 6,11)                                                    $ 498,929    $ 437,376

  Mortgage-backed bond, net (Notes 6,16)                                      17,453       18,344

  Advances from Federal Home Loan Bank (Notes 6, 12)                          36,350       18,200

  Employee Stock Ownership Plan borrowings (Notes 14, 15)                      2,064        2,557

  Advances by borrowers for taxes and insurance                                6,861        6,997

  Other liabilities (Note 15)                                                 11,599        7,175

  Deferred income taxes, net (Notes 1,13)                                      2,020        3,509
                                                                           ---------    ---------
  Total liabilities                                                          575,276      494,158
                                                                           ---------    ---------
  Commitments and contingencies (Note 14)

  SHAREHOLDERS' EQUITY
  Preferred stock ($1 par value) 10,000,000 authorized shares,
     no shares issued                                                             --           --

  Common stock ($1 par value) 20,000,000 authorized
    shares, 1996, 5,090,120 and 1995, 5,088,900 shares
    issued and outstanding                                                     5,090        5,089

  Additional paid in capital                                                  29,881       30,182

  Retained income - substantially restricted (Notes 13,17)                    43,902       41,666

  Common stock purchased by Employee Stock Ownership Plan                     (1,965)      (2,456)

  Common stock issued to Recognition and Retention Plan                         (654)      (1,162)

  Unrealized decrease in market value of securities available
    for sale, net of income taxes                                             (1,198)        (471)
                                                                           ---------    ---------
  Total shareholders' equity                                                  75,056       72,848
                                                                           ---------    ---------
  Total liabilities and shareholders' equity                               $ 650,332    $ 567,006
                                                                           =========    =========

See notes to consolidated financial statements.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

----------------------------------------------------------------------------------------------------------------------
                                                                                   For the Years Ended September 30,
                                                                                   1996           1995          1994
----------------------------------------------------------------------------------------------------------------------
                                                                                           (Dollars In Thousands)
Interest income:
  Real estate loans (Note 1)                                                 $    26,765    $    23,661    $    23,999
  Consumer and commercial business loans                                           1,508          1,197            977
  Investment securities and securities available for sale (Notes 2,3)              8,720          5,945          5,294
  Mortgage-backed and related securities (Note 4)                                  4,403          4,198          2,543
  Interest-earning deposits                                                        2,493          2,719          1,317
                                                                             -----------    -----------    -----------
     Total interest income                                                        43,889         37,720         34,130
                                                                             -----------    -----------    -----------

Interest expense:
  Deposits (Note 11)                                                              19,247         15,679         13,298
  Advances from Federal Home Loan Bank and other borrowings (Notes 12, 16)         3,612          2,955          2,227
                                                                             -----------    -----------    -----------
   Total interest expense                                                         22,859         18,634         15,525
                                                                             -----------    -----------    -----------

Net interest income                                                               21,030         19,086         18,605

Provision for loan losses (Notes 1,5)                                                 98            240            989
                                                                             -----------    -----------    -----------

Net interest income after provision for loan losses                               20,932         18,846         17,616
                                                                             -----------    -----------    -----------

Other income:
 Servicing income and other fees                                                     148            184            163
 NOW account and other customer fees                                               3,150          2,767          2,750
 Net loss on sale of securities available for sale                                    --             --           (369)
 Gain on early maturity of investments                                               254             --            236
 Net gain (loss) on sale of loans                                                   (225)            --             19
 Equity in net income of real estate venture (Note 8)                                 47            326            444
 Miscellaneous                                                                       170            117             74
                                                                             -----------    -----------    -----------
   Total other income                                                              3,544          3,394          3,317
                                                                             -----------    -----------    -----------

Operating expense:
 Employee compensation and benefits (Note 15)                                      7,785          7,293          6,806
 Occupancy and equipment (Notes 9,14)                                              4,581          4,506          4,421
 Net (gain) loss on real estate owned                                               (243)          (812)            95
 Advertising and promotion                                                           616            545            317
 Federal deposit insurance premium                                                 3,883          1,029          1,049
 Miscellaneous                                                                     3,178          2,342          2,251
                                                                             -----------    -----------    -----------
   Total operating expense                                                        19,800         14,903         14,939
                                                                             -----------    -----------    -----------

Income before provision for income taxes                                           4,676          7,337          5,994
                                                                             -----------    -----------    -----------

Provision (benefit) for income taxes: (Notes 1,13)
 Current                                                                           1,817          3,126          2,697
 Deferred                                                                         (1,056)          (363)          (440)
                                                                             -----------    -----------    -----------
   Total provision for income taxes                                                  761          2,763          2,257
                                                                             -----------    -----------    -----------

Net income                                                                   $     3,915    $     4,574    $     3,737
                                                                             ===========    ===========    ===========
Primary and fully diluted earnings per share                                 $      0.79    $      0.94            N/A
                                                                             ===========    ===========    ===========
Weighted average common shares outstanding                                     4,936,763      4,845,383            N/A
                                                                             ===========    ===========    ===========


See notes to consolidated financial statements.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994
--------------------------------------------------------------------------------------------------------------------------
                                                                                                       Unrealized
                                                                                                        Increase
                                                                                                     (Decrease) in
                                                                                                      Market Value
                                                      Additional   Retained      Employee  Recognition     of
                                                         Paid       Income-        Stock       and     Securities
                                             Common       In     Substantially   Ownership  Retention Available for
                                              Stock     Capital   Restricted       Plan        Plan       Sale      Total
                                         ---------------------------------------------------------------------------------
                                                                              (In Thousands)

  Balance - September 30, 1993               $   --    $    --     $34,846     $    --     $    --     $    --     $34,846
  Net income for the year ended
      September 30, 1994                         --         --       3,737          --          --          --       3,737
  Adjustment for change in method
      of accounting for investments
       in mutual funds and equity
       securities (See Notes 1,2)                --         --          --          --          --          69          69
  Unrealized decrease in market value
        of assets available for sale,
        pursuant to adoption of  SFAS
       115 (net of income taxes)                 --         --          --          --          --        (542)       (542)
                                      ------------------------------------------------------------------------------------
  Balance - September 30, 1994                   --         --      38,583          --          --        (473)     38,110
  Issuance of Common Stock
        pursuant to Reorganization, net
        of costs of issuance of $1,712        5,000     28,984          --          --          --          --      33,984
  Assets distributed to Mutual
        Holding Company pursuant to
        Reorganization                           --         --        (200)         --          --          --        (200)
  Purchase of Common Stock by Employee
        Stock Ownership Plan                     --         --          --      (2,753)         --          --      (2,753)
  Distribution of Common Stock to
        Recognition and
        Retention  Plan                          89      1,278          --          --      (1,367)         --          --
  Net income for the year ended
        September 30, 1995                       --         --       4,574          --          --          --       4,574
  Unrealized increase in market value
        of assets available for sale
        (net of income taxes)                    --         --          --          --          --           2           2
  Amortization of deferred
        compensation - Employee Stock
       Ownership Plan and Recognition
       and Retention Plan                        --        (80)         --         297         205          --         422
  Dividends declared                             --         --      (1,291)         --          --          --      (1,291)
                                      ------------------------------------------------------------------------------------
  Balance - September 30, 1995                5,089     30,182      41,666      (2,456)     (1,162)       (471)     72,848
  Net income for the year ended
       September 30, 1996                        --         --       3,915          --          --          --       3,915
  Stock options exercised                         1         12          --          --          --          --          13
  Transfer from securities held  to
    maturity to securities available
    for sale (net of income taxes)               --         --          --          --          --         247         247
  Unrealized  decrease in market value
    of assets available for sale (net of
    income taxes)                                --         --          --          --          --        (974)       (974)
  Adjustment to deferred compensation-
    Recognition and Retention Plan               --       (378)         --          --         378          --          --
  Amortization of deferred compensation
    Employee Stock Ownership Plan and
    Recognition and Retention Plan               --         65          --         491         130          --         686
  Dividends declared                             --         --      (1,679)         --          --          --      (1,679)
                                      ------------------------------------------------------------------------------------
  Balance - September 30, 1996               $5,090    $29,881     $43,902     $(1,965)    $  (654)    $(1,198)    $75,056
                                      ====================================================================================

  See notes to consolidated financial statements.


                                                                 19

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------
                                                                               For the Years Ended September 30,
                                                                                 1996        1995         1994
-------------------------------------------------------------------------------------------------------------------
                                                                                         (In Thousands)
Cash flows from (for) operating activities:
 Net income                                                                   $  3,915    $  4,574    $  3,737
 Adjustments to reconcile net income to net cash
   provided by (used for) operating activities:
   Depreciation                                                                  1,304       1,353       1,434
   Employee Stock Ownership Plan and Recognition
     compensation expense and Retention Plan                                       686         422          --
   Deferred income tax provision                                                (1,056)       (363)       (440)
   Federal Home Loan Bank stock dividend                                            --          --        (182)
   Accretion of discounts,  amortization of
     items  premiums, and other deferred yield                                  (1,494)     (1,497)     (1,725)
   Provision for losses on other assets                                            200          --          --
   Provision for loan losses                                                        98         240         989
   Provision for losses and net losses on sales of real estate owned               (67)       (102)        (20)
   Amortization of discount on mortgage-backed bond                                496         498         506
   Net (gain) loss on sale of:  Securities available for sale                       --          --         369
                                Loans and other assets                             208           4          (7)
   Net gain on call of securities                                                 (254)         --        (237)
   (Increase) decrease in accrued interest receivable                              (65)     (1,181)        176
   (Increase) decrease in other assets                                            (609)        473        (725)
   Decrease (increase) in loans available for sale                                 109        (316)        566
   Increase in other liabilities                                                 4,424          85         734
                                                                              --------    --------    --------
      Net cash provided by operating activities                                  7,895       4,190       5,175
                                                                              --------    --------    --------
Cash flows from (for) investing activities:
 Loan originations and principal payments on loans - net                       (34,182)    (10,825)      8,290
 Principal payments received on mortgage-backed and related securities          11,454       5,286       5,628
 Principal payments received on investments                                      2,671       2,694         898
 Purchases of:                  Loans                                          (16,775)     (2,728)     (2,395)
                                Mortgage-backed  and  related securities        (6,013)    (41,549)    (32,460)
                                Investments                                         --     (30,085)    (34,053)
                                Securities available for sale                  (67,641)         --     (41,122)
                                Office property and equipment                   (1,481)     (1,805)     (1,762)
 Proceeds from sales of:        Securities available for sale                      749          --      82,712
                                Federal Home Loan Bank  stock                    2,000          --          --
                                Office property and equipment                      443          25         189
                                Real estate acquired in settlement of loans        767       3,130       1,767
                                Loans purchased                                  3,452          --          --
 Proceeds from maturities of investments                                        22,012      21,000      26,687
 Investment in real estate venture                                               1,305       1,588       1,920
 Other investing                                                                  (455)        148         (71)
                                                                              --------    --------    --------
      Net cash provided by (used for) investing activities                     (81,694)    (53,121)     16,228
                                                                              --------    --------    --------
Cash flows from (for) financing activities:
 Net increase (decrease) in:    NOW accounts, demand deposits, and savings
                                  accounts                                      (1,200)    (34,139)      9,848
                                Certificates of deposit                         62,753      41,868     (30,557)
 Stock subscriptions applied or returned                                            --     (55,716)         --
 Proceeds from sale of stock subscriptions                                          --          --      55,716
 Advances from Federal Home Loan Bank                                           22,500      19,000          --
 Repayment of advances from Federal Home Loan Bank                              (4,350)       (800)         --
 Advances by borrowers for taxes and insurance                                    (136)         99        (368)
 Proceeds from borrowings under lines of credit                                     --          --      25,000
 Payments made on lines of credit                                                   --          --     (25,000)
 Employee Stock Ownership Plan loan                                               (493)      2,557          --
 Purchases of Employee Stock Ownership Plan  shares                                 --      (2,753)         --
 Sale of common stock-net of issuance costs                                         13      33,758          --
 Payments made on mortgage-backed bond                                          (1,387)     (1,387)     (1,387)
 Dividends paid                                                                 (1,618)       (902)         --
                                                                              --------    --------    --------
      Net cash provided by  financing activities                                76,082       1,585      33,252
                                                                              --------    --------    --------
Net increase (decrease) in cash and cash equivalents                             2,283     (47,346)     54,655
Cash and cash equivalents, beginning of period                                  42,497      89,843      35,188
                                                                              --------    --------    --------
Cash and cash equivalents, end of period                                      $ 44,780    $ 42,497    $ 89,843
                                                                              ========    ========    ========


  See notes to consolidated financial statements.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994

1.    SIGNIFICANT ACCOUNTING POLICIES

      The accounting and reporting policies of Community Savings, F. A. (the "Association") and its subsidiaries conform to generally accepted accounting principles and to general practices within the savings and loan industry. The following summarizes the more significant of these policies and practices:

      PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Association and its wholly- owned subsidiaries, ComFed, Inc. ("ComFed") and ComFed Development Co. ("ComFed Development"). ComFed was formed for the purpose of owning and operating an insurance agency, Community Insurance Agency. ComFed Development is engaged in real estate development activities under joint venture arrangements with local developers. Prior to fiscal year 1995, the Association had two other wholly-owned subsidiaries, Select Florida Properties, Inc. and Select Florida Properties II, Inc., which were formed to acquire and sell foreclosed assets as well as hold delinquent loans. These subsidiaries were dissolved into ComFed Development during September 1995. All significant intercompany balances and transactions have been eliminated.

      USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      CASH AND CASH EQUIVALENTS - For presentation purposes in the consolidated financial statements, the Association considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

      INVESTMENTS - HELD TO MATURITY - Investments - held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. The Association has the intent and ability to hold these securities to maturity.

      SECURITIES AVAILABLE FOR SALE - Securities available for sale are carried at fair value. In accordance with Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting for Certain Investments in Debt and Equity Securities", unrealized gains or losses related to securities available for sale are excluded from earnings and reported as a net amount as a separate component of equity. The Association adopted the provisions of SFAS No. 115, effective October 1, 1993. Gains and losses on sales of securities available for sale are computed using the specific identification method.

      MORTGAGE-BACKED AND RELATED SECURITIES - HELD TO MATURITY - Mortgage-backed and related securities - held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. The Association has the intent and ability to hold these securities to maturity.

      INTEREST RATE RISK - The Association is engaged principally in providing first mortgage loans (both adjustable-rate and fixed-rate) to individuals and commercial enterprises. At September 30, 1996 and 1995, the Association's assets consisted primarily of assets that earned interest at adjustable interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

      PROVISIONS FOR LOSSES - Provisions for losses, which increase the allowances for loan losses and real estate losses, are established by charges to income. Such allowances represent the amounts which, in management's judgment, are adequate to absorb charge-offs of both existing loans which may become uncollectable and for future declines in the fair value of real estate owned. The adequacy of the allowances are determined by management's monthly evaluation of the loan and real estate portfolios in light of past loss experience, present economic conditions and other factors considered relevant by management. Anticipated changes in economic factors which may influence the level of the allowances are considered in the evaluation by management when the likelihood of the changes can be reasonably determined.

      UNCOLLECTED INTEREST - The Association reverses accrued interest on mortgage loans which are more than ninety days past due and ceases accruing interest on such loans thereafter. Any such interest ultimately collected is credited to income in the period of recovery.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      OFFICE PROPERTIES AND EQUIPMENT - Office properties and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 13 to 50 years for buildings, executed lease terms for leasehold improvements, and from 3 to 10 years for furniture and equipment.

      LOANS HELD FOR SALE - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value determined on an aggregate loan basis. Net unrealized losses are recognized in a valuation allowance by charges to income.

      REAL ESTATE OWNED - Real estate owned is recorded at cost which is the estimated fair value of the property at the time the loan is foreclosed. Subsequent to foreclosure, these properties are carried at the lower of cost or fair value minus estimated costs to sell. Provisions for losses on real estate owned are summarized in Note 10.

      The amounts the Association could ultimately recover from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond the Association's control or changes in the Association's strategy for recovering its investment.

      LOAN FEES - Loan origination fees and certain direct incremental costs related to such loans are deferred. Net deferred loan fees are amortized to income using the interest method over the contractual life of the loan. Unamortized net loan fees on loans sold prior to maturity are credited to income as an adjustment to the gain or loss at the time of sale.

      PREMIUMS AND DISCOUNTS ON LOANS - Unearned discounts on home improvement loans and other installment loans are amortized to income over the terms of the related loans using the interest method. Premiums and discounts on loans purchased are amortized to income using the interest method.

      INCOME TAXES - The Association and its subsidiaries file consolidated federal and state income tax returns. Income taxes are allocated proportionately to the Association and its subsidiaries as though separate tax returns were being filed.

      Deferred income taxes are provided on items recognized for financial reporting purposes in periods different than such items are recognized for income tax purposes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No.109").

      EARNINGS PER SHARE - The weighted average number of shares of common stock used in calculating earnings per share was determined by reducing outstanding shares by unallocated Employee Stock Ownership ("ESOP") shares and unvested Recognition and Retention Plan ("RRP") shares. The effect of stock options on weighted average shares outstanding are calculated using the Treasury Stock method. Fully diluted shares outstanding include the maximum dilutive effect of stock issuable upon exercise of common stock options and unallocated ESOP and RRP shares of common stock. Earnings per share information for periods prior to 1995 are not presented because the Association did not complete its Reorganization until October 24, 1994.

      IMPACT OF NEW ACCOUNTING ISSUES - In May, 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS No. 122"). The Statement, which amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities", requires mortgage banking enterprises that acquire mortgage servicing rights through either the purchase of or origination of mortgage loans and sell or securitize those loans with servicing rights retained to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values. Mortgage banking enterprises include commercial banks and thrift institutions that conduct operations substantially similar to the primary operations of a mortgage banking enterprise. SFAS No. 122 applies prospectively in fiscal years beginning after December 15, 1995 to sales of mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those purchased before the adoption of this Statement. Management is in the process of evaluating the impact of SFAS No. 122.

      In October, 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). This Statement requires certain disclosures about stock-based employee compensation arrangements, regardless of the method used to account for them, defines a fair value based method of accounting for an employee stock option or similar equity instrument, and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for stock-based compensation plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"). Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      disclosures of net income and, if presented, earnings per share, as if the fair value method of accounting defined in this Statement had been applied. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The disclosure requirements of this Statement are effective for financial statements for fiscal years beginning after December 15, 1995. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB Opinion No. 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994. Management is in the process of evaluating the impact of SFAS No. 123.

      IMPACT OF NEW LEGISLATIVE ISSUES.

      In August 1996, Congress passed legislation which repeals the Association's present method of accounting for bad debts for federal income tax purposes. As discussed in Note 13 to the consolidated financial statements, the Association currently uses the percentage of taxable income method to determine its bad debt deduction, in the computation of its taxable income. Under the new legislation, the Association will be required to use the specific charge-off method, which may result in a different deduction for bad debts in determining taxable income than as presently computed under the current method. Additionally, the Association will be required to recapture its post-1987 additions to its bad debt reserves. As the Association had provided deferred taxes for the income tax bad debt reserves established after 1987, management does not anticipate any additional income tax liability related to the recapture. The new legislation is effective for taxable years beginning after December 31, 1995.

      On September 30, 1996,  Congress  passed,  and the President  signed,  the
      Deposit Insurance Fund Act of 1996 which mandated that all institutions which have SAIF-insured deposits are required to pay a one-time special assessment of 65.7 basis points (subject to certain adjustments) on SAIF-insured deposits that were held at March 31, 1995 payable by November 27, 1996 to recapitalize the SAIF which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The assessment will bring the SAIF's reserve ratio to a comparable level of the Bank Insurance Fund's ("BIF'") at 1.25 percent of total insured deposits. The FDIC in connection with the recapitalization also lowered SAIF premiums from $0.23 per $100 to $0.065 per $100 of insured deposits beginning in January 1997. The Association's share of this special assessment totaled $2.8 million, and is included in the consolidated financial statements at September 30, 1996.

      RECLASSIFICATIONS - Certain amounts in the 1995 and 1994 consolidated financial statements have been reclassified to conform to the presentation for 1996.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    SECURITIES AVAILABLE FOR SALE

      During the quarter ended December 31, 1995, the Association adopted the provisions of SFAS No. 115 Questions and Answers Guide ("SFAS No. 115 Q&A") which allowed a one time reclassification of securities between held to maturity and available for sale between November 15, 1995 and December 31, 1995. The Association reclassified $49.5 million of securities from held to maturity to available for sale. Such reclassification resulted in a credit of $247,000 to shareholders' equity. The Association subsequently sold $749,000 of such securities at no gain or loss.

      Securities available for sale at September 30, 1996 and 1995 are summarized as follows:

       ---------------------------------------------------------------------------------------------------------
                                                                             Gross        Gross
                                                           Amortized       Unrealized   Unrealized        Fair
                                                             Cost            Gains        Losses         Value
       ---------------------------------------------------------------------------------------------------------
                                                                        (Dollars In Thousands)
       September 30, 1996:
         Equity securities                                  $     57          $ 58       $   --        $    115
         United States Government and agency obligations      28,238            31         (327)         27,942
         Mutual funds                                         43,443             5         (536)         42,912
         Collateralized mortgage obligations:
            Government backed                                  3,677            --           (7)          3,670
            Private issue                                     50,513           239       (1,104)         49,648
                                                            --------          ----       ------        --------
            Total collateralized mortgage obligations         54,190           239       (1,111)         53,318
                                                            --------          ----       ------        --------
            Total securities available for sale             $125,928          $333      $(1.974)       $124,287
                                                            ========          ====      ========       ========

       Weighted average interest rate                           6.60%
                                                               ======

       September 30, 1995:
         Equity securities                                  $     57          $ 39       $   --        $     96
         Mutual funds                                         27,442            --         (510)         26,932
                                                            --------          ----       ------        --------
            Total securities available for sale             $ 27,499          $ 39       $ (510)       $ 27,028
                                                            ========          ====       ======        ========

       Weighted average interest rate                           6.11%
                                                               ======


      All securities available for sale at September 30, 1996 and 1995 had contractual maturities of one year or less.

      Proceeds from the sale of securities available for sale were $749,000, $0 and $82,712,000 during the fiscal years ended September 30, 1996, 1995, and 1994, respectively. There were no gross realized gains or losses during the fiscal years ended September 30, 1996 and 1995. For the year ended September 30, 1994, sales resulted in gross losses of $369,000.

      The fair value of securities available for sale is based on quoted market prices.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 3.   INVESTMENTS - HELD TO MATURITY

      Investments - held to maturity at September 30, 1996 and 1995 are summarized as follows:

       ---------------------------------------------------------------------------------------------------------------------
                                                                                             Gross        Gross
                                                                           Amortized      Unrealized   Unrealized      Fair
                                                                              Cost           Gains       Losses       Value
       ---------------------------------------------------------------------------------------------------------------------
                                                                                          (Dollars In Thousands)
       September 30, 1996:
        United States Government and agency obligations                      $11,391        $3,431       $  --      $14,822
        Municipal obligations                                                    300             4          --          304
        Corporate debt issues:
           Chase Federal mortgage-backed bond                                  7,320           359          --        7,679
           Auto Bond Receivables Corp.                                         3,282             8          (2)       3,288
                                                                             -------        ------       -----      -------
            Total corporate debt issues                                       10,602           367          (2)      10,967
                                                                             -------        ------       -----      -------
            Total investment securities                                      $22,293        $3,802       $  (2)     $26,093
                                                                             =======        ======       =====      =======

       Weighted average interest rate                                          8.72%
                                                                             =======

       September 30, 1995:
        United States Government and agency obligations                      $38,187        $4,134       $(134)     $42,187
        Certificates of deposit                                                7,000            33                    7,033
        Municipal obligations                                                    800            23          --          823
         Corporate debt issues:
           Chase Federal mortgage-backed bond                                  7,673           392          --        8,065
           Pru-Bache zero coupon                                                 468            17          --          485
           Auto Bond Receivables Corp.                                         5,551            19         (28)       5,542
                                                                             -------        ------       -----      -------
            Total corporate debt issues                                       13,692           428         (28)      14,092
                                                                             -------        ------       -----      -------
            Total investment securities                                      $59,679        $4,618       $(162)     $64,135
                                                                             =======        ======       =====      =======

       Weighted average interest rate                                          7.05%
                                                                             =======

      The table below sets forth the contractual maturity distribution of the Association's investment securities at September 30, 1996 and 1995:

       ---------------------------------------------------------------------------------------------------------------------
                                                                             September 30, 1996        September 30, 1995
                                                                           Carrying         Fair      Carrying        Fair
                                                                             Value         Value        Value        Value
       ---------------------------------------------------------------------------------------------------------------------
                                                                                          (In Thousands)

       Due in one year or less                                              $   300       $   304       $ 9,566     $ 9,608
       Due after one year through five years                                  4,379         4,517        24,871      24,958
       Due after five years through ten years                                 9,843        13,049        17,150      20,975
       Due after ten years                                                    7,771         8,223         8,092       8,594
                                                                            -------       -------       -------     -------
       Total                                                                $22,293       $26,093       $59,679     $64,135
                                                                            =======       =======       =======     =======

      There were no sales of investment securities during the years ended September 30, 1996, 1995, and 1994. The fair value of investment securities is based on quoted market prices.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      FEDERAL HOME LOAN BANK STOCK - At September 30, 1996 and 1995 the Association held $5,384,000 and $7,384,000, respectively, of FHLB Stock, which approximates fair value. FHLB Stock is not readily marketable as it is not traded on a registered security exchange.

4.    MORTGAGE-BACKED AND RELATED SECURITIES - HELD TO MATURITY

      Mortgage-backed and related securities - held to maturity at September 30, 1996 and 1995 are summarized as follows:

----------------------------------------------------------------------------------------------------------------
                                                                             Gross         Gross
                                                           Amortized      Unrealized     Unrealized       Fair
                                                              Cost           Gains         Losses         Value
----------------------------------------------------------------------------------------------------------------
                                                                                     (In Thousands)
       September 30, 1996:
         FHLMC                                              $ 9,973         $   73       $  (269)       $ 9,777
         GNMA - pass throughs                                 2,233             79           (14)         2,298
         FNMA - pass throughs                                 4,076              2          (140)         3,938
         Agency for International
           Development - pass throughs                          335             --            --            335
         Collateralized mortgage obligations:
           Government-backed                                 12,763            510           (34)        13,239
           Private issue                                     25,545            353          (517)        25,381
                                                            -------         ------         -----        -------
            Total collateralized mortgage obligations        38,308            863          (551)        38,620
         CMO residual interest bonds                             20             --            --             20
                                                            -------         ------       -------        -------
            Total mortgage-backed and related securities    $54,945         $1,017       $  (974)       $54,988
                                                            =======         ======       =======        =======


       September 30, 1995:
         FHLMC                                              $11,943         $   73       $  (291)       $11,725
         GNMA - pass throughs                                 2,774            108            (6)         2,876
         FNMA - pass throughs                                 4,691             --           (46)         4,645
         Agency for International
           Development - pass throughs                          387             --            --            387
         Collateralized mortgage obligations:
           Government-backed                                 15,395            761          (213)        15,943
           Private issue                                     42,191            321          (528)        41,984
                                                            -------         ------       -------        -------
            Total collateralized mortgage obligations        57,586          1,082          (741)        57,927
         CMO residual interest bonds                            118            140            --            258
                                                            -------         ------       -------        -------
            Total mortgage-backed and related securities    $77,499         $1,403       $(1,084)       $77,818
                                                            =======         ======       =======        =======

      There were no sales of mortgage-backed and related securities during the years ended September 30, 1996, 1995, and 1994. The fair value of mortgage-backed and related securities is based on quoted market prices.

      Mortgage-backed securities represent participating interest in pools of long-term first mortgage loans. Although mortgage-backed securities are initially issued with a stated maturity date, the underlying mortgage collateral may be prepaid by the mortgagee and, therefore, such certificates may not reach their maturity date.

      The Association also invests in mortgage-related securities such as collateralized mortgage obligations ("CMOs"), CMO residual interest bonds, and real estate investment conduits ("REMICs"). These securities are generally divided into tranches whereby principal repayments from the underlying mortgages are used sequentially to retire the securities according to the priority of the tranches. The Association invests primarily in senior sequential tranches of collateralized

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      mortgage  obligations.  Such tranches have stated maturities  ranging from
      6.5 years to 30 years; however, because of prepayments, the expected weighted average life of these securities is less than the stated maturities. At September 30, 1996, the Association had $38,328,000 in such mortgage-related securities, which were held for investment and had a market value of $38,640,000. The Association's fixed-rate CMOs have coupon rates ranging from 6.0% to 12.0%.

      The Association's variable-rate CMOs are indexed to the London Interbank Offered Rate ("LIBOR") or the Ten-Year Treasury Index, and the residual tranches do not have a stated coupon. The weighted average yield of the Association's CMO securities was 7.54% at September 30, 1996. The residual interest is in a CMO in which at least one class of bonds has a variable interest rate. In these investments, a rise in the variable-rate index reduces the cash flows available to the residual owner. Conversely, in a low interest rate environment, collateral prepayments will usually accelerate. The Association's ability to recover its investment in the CMO residuals is dependent on the future outcome of the above factors. At September 30, 1996, the Association's interest in CMO residual bonds was $20,000 with a market value of $20,000.

5.    LOANS RECEIVABLE

      Loans receivable consisted of the following:

       -------------------------------------------------------------------------
                                                                 September 30,
                                                             1996          1995
       -------------------------------------------------------------------------
                                                                (In Thousands)
       Real estate loans:
         Residential 1-4 family                           $284,267      $248,453
         Residential  1-4 family held for sale (at
           lower of cost or estimated fair value)              207           316
         Residential construction loans                     33,520        27,314
         Nonresidential construction loans                   2,200            --
         Land loans                                         16,846        15,601
         Multi-family loans                                  8,153         7,351
         Commercial                                         38,433        35,402
                                                          --------      --------
           Total real estate loans                         383,626       334,437
                                                          --------      --------

       Non-real estate loans:
         Consumer loans                                     15,606        12,638
         Commercial business                                 1,874         1,958
                                                          --------      --------
           Total non-real estate loans                      17,480        14,596
                                                          --------      --------
           Total loans receivable                          401,106       349,033

       Less:
         Undisbursed loan proceeds                          22,318        15,253
         Unearned discount and net deferred loan fees          257           846
         Allowance for loan losses                           2,312         3,492
                                                          --------      --------
       Total loans receivable, net                        $376,219      $329,442
                                                          ========      ========

      The Association's lending market is concentrated in Palm Beach, Martin, St. Lucie, and Indian River Counties, Florida.

      The amount of loans on which the Association has ceased accruing interest aggregated approximately $842,000, $662,000, and $3,195,000 at September 30, 1996, 1995, and 1994, respectively. The amount of interest not accrued related to these loans was approximately $44,000, $49,000, and $243,000 at September 30, 1996, 1995, and 1994, respectively.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      An analysis of the changes in the allowance for loan losses for the years ended September 30, 1996, 1995, and 1994 is as follows:

      --------------------------------------------------------------------------
                                         For the Years Ended September 30,
                                            1996        1995       1994
      --------------------------------------------------------------------------
                                                    (In Thousands)

      Balance, beginning of period         $ 3,492    $ 3,390    $ 3,748
      Provision charged to income               98        240        989
      Losses charged to allowance           (1,278)      (138)    (1,292)
      Recoveries                                --         --        (55)
                                           -------    -------    -------
      Balance, end of year                 $ 2,312    $ 3,492    $ 3,390
                                           =======    =======    =======

      During the year ended September 30, 1996, the Association sold a participation interest in a note with a net carrying value of $3,453,000. Included in the allowance for loan losses for the year ended September 30, 1995 was a $1,200,000 specific reserve related to such participation interest. In connection with the sale of the participation interest, the Association recorded an additional loss of $217,000.

      LOANS HELD FOR SALE - The Association originates both adjustable- and fixed-rate loans. The adjustable-rate loans are held in the Association's portfolio and currently, all fixed-rate loans with maturities greater than 15 years are sold when originated, except those originated for special financing on low income housing. Included in the loans receivable at September 30, 1996 and 1995 are $207,000 and $316,000, respectively, of loans held for sale.

      LOANS SERVICED FOR OTHERS - Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid balances of these loans at September 30, 1996, 1995, and 1994 were $22,466,000, $26,466,000, and $32,380,000, respectively.
      Custodial escrow balances maintained in connection with the foregoing loan servicing were $497,000, $600,000, and $595,000, respectively.

      RATE COMPOSITION OF LOANS - The Association originates and purchases both adjustable- and fixed-rate loans. At September 30, 1996, fixed-rate loans totaled $133,338,000 and adjustable-rate loans totaled $242,881,000. The adjustable-rate loans have interest rate adjustment limitations and are generally indexed to the OTS National Monthly Median Cost of Funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Association pays on the short-term deposits that have been primarily utilized to fund those loans.

      COMMERCIAL REAL ESTATE LENDING - The Association originates and purchases commercial real estate and construction loans, which totaled $40,633,000 and $35,402,000 at September 30, 1996 and 1995, respectively. These loans are considered by management to be of a somewhat greater risk of collectibility due to the dependency on income production or future development of the real estate. Accordingly, Association management establishes a greater provision for probable, but not yet identified, losses on these loans than on less risky residential mortgage loans. The composition of commercial real estate loans and its primary collateral at September 30, 1996 and 1995 are approximately as follows:


      --------------------------------------------------------------------------
                                                               September 30,
                                                              1996      1995
      --------------------------------------------------------------------------
                                                              (In Thousands)

      Commercial land                                       $   120   $   495
      Office buildings                                        4,583     8,986
      Hotel property                                          4,310     5,113
      Shopping centers                                        3,293     3,115
      Light industrial and warehouses                         7,444     4,276
      Churches                                                4,433     3,854
      Other commercial                                       14,250     9,563
                                                            -------   -------
      Total commercial real estate                           38,433    35,402

      Commercial construction projects                        2,200        --
                                                            -------   -------
      Total commercial real estate and construction loans   $40,633   $35,402
                                                            =======   =======

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), a federally chartered savings and loan association's aggregate commercial real estate loans may not exceed 400% of its capital as determined under the capital standards provisions of FIRREA. The Association is federally chartered and subject to this limitation. FIRREA does not require divestiture of any loan that was lawful when it was originated. At September 30, 1996, the Association estimates that, while complying with this limitation, it could originate an additional $261,791,000 of commercial real estate loans, but has no immediate plans to do so.

      LOANS TO ONE-BORROWER LIMITATION - Under FIRREA, the Association may not make real estate loans to one borrower in excess of 15% of its unimpaired capital and surplus. This 15% limitation results in a dollar limitation of approximately $11,258,000 at September 30, 1996. At September 30, 1996, the Association met the loans to one borrower limitation under current regulations.

      LOANS TO OFFICERS AND DIRECTORS - The Association offers loans to its employees, including directors and senior management, at prevailing market interest rates. The Association waives the points charged for employee loans, however, directors and senior management pay points based on current loan terms. These loans are made in the ordinary course of business and on substantially the same terms and collateral requirements as those of comparable transactions prevailing at the time. The total loans to such persons did not exceed 5% of retained earnings at September 30, 1996. At September 30, 1996, the total of loans to directors, executive officers, and associates of such persons was $337,000.

      TROUBLED DEBT RESTRUCTURING - Included in loans receivable at September 30, 1996 and 1995 are loans considered to be troubled debt restructured with an aggregate recorded investment of $1,081,000 and $1,577,000, respectively. Included in interest income is interest on these loans which totaled $94,000, $69,000, and $34,000 for the years ended September 30, 1996, 1995, and 1994, respectively.

      IMPAIRED LOANS - Impaired loans owned by the Association have been recognized in conformity with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" as of October 1, 1995. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. An analysis of the Association's recorded investment in impaired loans at September 30, 1996 and 1995 and the related allowance for those loans is as follows:

      --------------------------------------------------------------------------
                                                       September 30,
                                                   1996            1995
      --------------------------------------------------------------------------
                                                      (In Thousands)

        Impaired loan balance                     $1,081          $6,244
        Related allowance                         $  252          $1,452

      The Association's policy on interest income on impaired loans is to reverse all accrued interest against interest income if a loan becomes more than 90 days delinquent and cease accruing interest thereafter. Such interest ultimately collected is credited to income in the period of recovery.


6.    PLEDGED ASSETS

      In the normal course of doing business the Association is required to comply with certain collateral requirements.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The following tables set forth amounts of various asset components, as of September 30, 1996 and 1995, which were pledged as collateral.

      --------------------------------------------------------------------------
                                                             September 30,
                                                            1996      1995
      --------------------------------------------------------------------------
                                                            (In Thousands)

      Real estate loans (unpaid principal balance)        $30,833   $10,682
      FHLB Stock and accrued interest                       5,517     7,518
                                                          -------   -------
      Total pledged to the FHLB                           $36,350   $18,200
                                                          =======   =======

      Other pledged assets:
      Deposits of public funds - State of Florida
        Mortgage-backed and related securities            $21,681   $ 5,100
      Line of credit - Federal Reserve Bank of Atlanta
        United States Government and agency obligations 1,800 1,950 Treasury tax and loan deposits
        United States Government and agency obligations       200        50
      Mortgage-backed bond
        Unpaid principal balance of loans                  38,863    35,604
                                                          -------   -------
      Total for other pledged assets                      $62,544   $42,704
                                                          =======   =======

      FHLB ADVANCES - The Association has a security agreement with the FHLB which includes a blanket floating lien that requires the Association to maintain as collateral for its advances, the Association's FHLB capital stock and first mortgage loans equal to 100% of the unpaid amount of FHLB advances outstanding.

7.    ACCRUED INTEREST RECEIVABLE

      Accrued interest receivable at September 30, 1996 and 1995 consisted of the following:

      --------------------------------------------------------------------------
                                                              September 30,
                                                        1996                1995
      --------------------------------------------------------------------------
                                                             (In Thousands)

       Loans                                          $  612              $  253
       Investments                                       184               1,080
       Securities available for sale                     979                 140
       Mortgage-backed and related securities            433                 670
                                                      ------              ------
       Total accrued interest receivable              $2,208              $2,143
                                                      ======              ======

8.    INVESTMENT IN AND ADVANCES TO REAL ESTATE VENTURE

      On February 27, 1989, the Association's wholly-owned subsidiary, ComFed Development, entered into a Development Agreement ("Agreement") with Channing Corporation XX ("Channing") to construct and sell patio homes and townhouses on a parcel of land owned by the Association at PGA National in Palm Beach County, Florida.

      The terms of the Agreement provide for ComFed Development to fund all construction and development costs, via advances from the Association to ComFed Development, including the costs of acquiring the land, and to receive interest on any outstanding funding. Such loans are included within "Investment in and Advances to Real Estate Venture" in the Consolidated Statements of Financial Condition. Profits from home sales, after interest, are to be split evenly between ComFed Development and Channing. Cash flows are first allocated to ComFed Development to pay off any outstanding funding and interest, then split evenly between the parties.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Since the substance of the Agreement is that of a joint venture, the Association accounts for it as such. The condensed financial information is as follows:

       --------------------------------------------------------------------------------------
                                                                          September 30,
       Balance Sheet                                                1996                1995
       --------------------------------------------------------------------------------------
                                                                          (In Thousands)
       Assets:
       Cash                                                       $   40              $   40
       Cash  escrow deposits                                          --                  85
       Land                                                           38                 431
       Construction in progress                                      117               1,209
       Receivables from partners                                     805               2,349
                                                                  ------              ------
       Total assets                                               $1,000              $4,114
                                                                  ======              ======

       Liabilities and partners' capital:
       Customers' deposits                                        $   --              $   85
       Interest payable to ComFed Development                         --               3,021
       Partners' capital:
         ComFed Development                                          500                 504
         Channing Corporation                                        500                 504
                                                                  ------              ------
       Total liabilities and partners' capital                    $1,000              $4,114
                                                                  ======              ======


       -------------------------------------------------------------------------
                                              For the Years Ended September 30,
       Summary of Operations                  1996           1995        1994
       -------------------------------------------------------------------------
                                                     (Dollars In Thousands)
       Income:
         Sales                               $2,406         $4,579      $6,788
         Miscellaneous                           28            154          80
                                             ------         ------      ------
         Total income                         2,434          4,733       6,868
                                             ------         ------      ------

       Expenses:
         Cost of sales                        2,050          4,044       6,094
         General and administrative             392            813         962
                                             ------         ------      ------
         Total expenses                       2,442          4,857       7,056
                                             ------         ------      ------
       Net loss                              $   (8)        $ (124)     $ (188)
                                             ======         ======      ======

       Units sold and closed                    201            189         166
       Units under contract                      --              7          12
       Units under construction                  --              6          24
       Remaining units                            1             --          --
                                             ------         ------      ------
       Total Units                              202            202         202
                                             ======         ======      ======

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income from real estate venture consisted of the Association's proportionate share of income or loss in the venture and interest.

       -------------------------------------------------------------------------------------------------
                                                                        For the Year Ended September 30,
       Reconciliation of Joint Venture Activity                           1996          1995      1994
       -------------------------------------------------------------------------------------------------
                                                                                   (In Thousands)

       Net loss                                                           $ (8)       $ (124)    $(188)
       Adjustments to convert joint venture accounting
           to that followed by the Association and
           to eliminate partners' share                                      6            62        95
       Adjustments to reflect interest recognized on project loan
            to the joint venture                                            53           388       539
       Other adjustments                                                    (4)           --        (2)
                                                                          ----            --     -----
       Equity in net income of real estate venture                        $ 47        $  326     $ 444
                                                                          ====        ======     =====


9.    OFFICE PROPERTIES AND EQUIPMENT

         Office properties and equipment at September 30, 1996 and 1995 are summarized as follows:

       -------------------------------------------------------------------------
                                                             September 30,
                                                          1996           1995
       -------------------------------------------------------------------------
                                                           (In Thousands)

       Land                                            $ 3,317        $ 2,835
       Buildings and improvements                       15,558         15,387
       Furniture and equipment                          12,974         12,397
                                                       -------        -------
       Total                                            31,849         30,619
       Less accumulated depreciation                    15,490         14,364
                                                       -------        -------
       Total office properties and equipment - net     $16,359        $16,255
                                                       =======        =======

10.   REAL ESTATE OWNED

      Real estate owned consisted of the following:

      -------------------------------------------------------------------------
                                                               September 30,
                                                            1996          1995
      -------------------------------------------------------------------------
                                                              (In Thousands)

      Real estate owned                                   $1,476        $2,023
      Less allowance for loss                                 92           113
                                                          ------        ------
      Total real estate owned                             $1,384        $1,910
                                                          ======        ======

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Changes in allowance for losses on real estate owned were as follows:

       ------------------------------------------------------------------------
                                                        September 30,
                                              1996          1995       1994
       ------------------------------------------------------------------------
                                                       (In Thousands)


       Balance, beginning of period           $113         $  80      $ --
       Provision charged to income               8           141       129
       Losses charged to allowance             (29)         (108)      (49)
                                              ----         -----       ---
       Balance, end of period                 $ 92         $ 113      $ 80
                                              ====         =====      ====

11.   DEPOSITS

      The weighted-average interest rates on deposits at September 30, 1996 and 1995 were 4.09% and 4.05%, respectively. Deposit accounts, by type and range of rates at September 30, 1996 and 1995 consisted of the following:

      ------------------------------------------------------------------------------------------
                                                                               September 30,
                                                                             1996          1995
      ------------------------------------------------------------------------------------------
                                                                              (In Thousands)

      Account type and rate:
      Non-interest-earning NOW accounts                                   $ 19,532      $ 14,844
      NOW, Super NOW and funds transfer accounts 1996, 1995,
        and 1994, 1.24% through 1.98%                                       63,098        63,861
      Passbook and statement accounts 1996, 1995, and
        1994, 1.73% through 1.98%                                           30,875        29,701
      Money market accounts 1996, 1995, and 1994, 2.27% through 3.15%       69,421        75,720
                                                                          --------      --------
      Total non-certificate accounts                                       182,926       184,126
                                                                          --------      --------

      Certificates:
       3.00% or less                                                         1,600           930
       3.01% - 3.99%                                                           903         5,257
       4.00% - 4.99%                                                        80,831        55,583
       5.00% - 5.99%                                                       193,281       108,608
       6.00% - 6.99%                                                        29,571        70,456
       7.00% - 7.99%                                                         9,817        12,416
                                                                          --------      --------
       Total certificates of deposit                                       316,003       253,250
                                                                          --------      --------
       Total deposits                                                     $498,929      $437,376
                                                                          ========      ========

      Individual  deposits  greater than $100,000 at September 30, 1996 and 1995
      aggregated  approximately   $67,467,000  and  $36,189,000,   respectively.
      Deposits in excess of $100,000 are not insured.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Scheduled maturities of certificate accounts were as follows:

       -------------------------------------------------------------------------
                                                             September 30,
                                                          1996           1995
       -------------------------------------------------------------------------
                                                            (In Thousands)

       Maturity
       Less than 1 year                                 $240,240       $193,500
       1 year - 2 years                                   32,254         16,956
       2 years - 3 years                                  10,460         15,468
       3 years - 4 years                                  20,953          6,430
       4 years - 5 years                                  10,738         20,103
       Thereafter                                          1,358            793
                                                        --------       --------
       Total certificates of deposit                    $316,003       $253,250
                                                        ========       ========


      Interest expense on deposits consisted of the following during the years ended September 30, 1996, 1995, and 1994:

      --------------------------------------------------------------------------
                                             For the Years Ended September 30,
                                             1996          1995           1994
      --------------------------------------------------------------------------
                                                      (In Thousands)

      Passbook accounts                    $   560       $   625        $   660
      NOW accounts                             930         1,002          1,111
      Money market accounts                  2,023         2,143          2,306
      Certificate accounts                  15,734        11,909          9,221
                                           -------       -------        -------
      Total interest expense               $19,247       $15,679        $13,298
                                           =======       =======        =======

12.   ADVANCES FROM FEDERAL HOME LOAN BANK

      At September 30, 1996, outstanding advances from the FHLB totaled $36,350,000.

      Scheduled maturities of FHLB advances are as follows:

      --------------------------------------------------------------------------
             Years Ending             Average Interest                     $
             September 30                   Rate                        Maturing
      --------------------------------------------------------------------------
                                                          (Dollars in Thousands)

                 1997                       6.79%                       $ 7,422
                 1998                       6.79                          7,422
                 1999                       6.79                          7,422
                 2000                       6.85                          3,871
                 2001                       6.38                          8,071
                 2002                       6.63                          1,071
                 2003                       6.63                          1,071
                                                                        -------

          Total FHLB advances               6.70%                       $36,350
                                            =====                       =======

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.   INCOME TAXES

      The Association is permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. The bad debt deduction allowable equals 8% of taxable income determined without regard to that deduction and with certain adjustments. This addition differs from the provision for loan losses used for financial reporting purposes. Pursuant to the provisions of SFAS No. 109, no deferred taxes have been provided for the income tax bad debt reserves prior to September 30, 1988 of $11,388,000. This tax reserve for bad debts is included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Association does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided. SFAS No. 109 requires the recognition of deferred tax consequences due to differences between financial statement and income tax treatment of allowances for loan losses arising after September 30, 1988.

      Income tax provision consists of the following components for the years ended September 30, 1996, 1995, and 1994:

      --------------------------------------------------------------------------
                                              For the Years Ended September 30,
                                               1996          1995         1994
      --------------------------------------------------------------------------
                                                         (In Thousands)

       Current - federal                     $  1,592        $2,789      $2,384
       Current - state                            225           337         313
                                             --------        ------      ------
       Total current                            1,817         3,126       2,697

       Deferred - federal and state            (1,056)         (363)       (440)
                                             --------        ------      ------
       Total provision for income taxes      $    761        $2,763      $2,257
                                             ========        ======      ======


      The Association's provision for income taxes differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

      ------------------------------------------------------------------------------------------------------
                                                              For the Years Ended September 30,
                                                       1996                   1995                 1994
                                               Amount        %        Amount         %       Amount      %
      ------------------------------------------------------------------------------------------------------
                                                                       (In Thousands)

      Tax at federal tax rate                $  1,637       35.0%     $2,568       35.0%    $2,098     35.0%
        State income taxes, net of
         federal income tax benefits              139        3.0         186        2.5        259      4.3
        Reversal of prior year liability       (1,140)     (24.4)         --         --         --       --
        Other                                     172        3.7          82        1.1        (40)    (0.7)
      Benefit of graduated tax rate               (47)      (1.0)        (73)      (1.0)       (60)    (1.0)
                                             --------      -----      ------      -----     ------    -----
      Total provision for income taxes       $    761       16.3%     $2,763       37.6%    $2,257     37.6%
                                             ========      =====      ======      =====     ======    =====

      During the year ended September 30, 1996, management concluded that a liability accrued in prior years was no longer required and reversed such liability resulting in a $1,140,000 credit to the 1996 income tax provision.

      For the year ended September 30, 1996, the Association's taxable income did not exceed $10,000,000. Therefore, the Association was taxed at a 34% federal income tax rate.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The tax effect of temporary differences that gave rise to deferred tax assets and deferred tax liabilities are presented below:

       ------------------------------------------------------------------------------------------------------
                                                                                 September 30,
                                                                     1996            1995            1994
       -----------------------------------------------------------------------------------------------------
                                                                                (In Thousands)
       Deferred tax liabilities:
         Depreciation                                              $  639           $  551         $  558
         Loan fee income                                              188              319            582
         FHLB stock dividends                                         868            1,172          1,166
         Deferred loan costs                                          392              208            183
         Unamortized discount on mortgage-backed bond               2,350            2,526          2,718
         Book over tax on investments in partnerships                 937              882            696
         Other                                                         --               17             --
                                                                   ------           ------         ------
       Gross deferred tax liabilities                               5,374            5,675          5,903
                                                                   ------           ------         ------

       Deferred tax assets:
         Excess of book bad debt reserve over tax reserve             907            1,298          1,263
         Retirement plans                                             686              586            602
         Unrealized loss on decrease in fair value
            of securities available for sale                          615              182            297
         Deferred loss on loans held for sale                          48               60             63
         Deferred compensation                                        109              105             84
         SAIF recapitalization                                      1,088               --             --
         Other                                                         83              117             20
                                                                   ------           ------         ------
       Gross deferred tax assets                                    3,536            2,348          2,329
                                                                   ------           ------         ------
       Valuation  allowance  on  unrealized  loss
           on  decrease in fair value
           of securities available for sale                          (182)            (182)            --
                                                                   ------           ------             --
       Gross deferred tax assets - net of valuation allowance       3,354            2,166          2,329
                                                                   ------           ------         ------
       Net deferred tax liability                                  $2,020           $3,509         $3,574
                                                                   ======           ======         ======

14.   COMMITMENTS AND CONTINGENCIES

      LOAN COMMITMENTS - In the normal course of business, the Association makes commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The interest rates on both fixed- and variable-rate loans are based on the market rates in effect on the date of closing.

      Commitments generally have fixed expiration dates of 30 to 60 days and other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Association upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include single-family homes, marketable securities and income-producing residential and commercial properties.
      Credit  losses  may occur  when one of the  parties  fails to  perform  in accordance with the terms of the contract. The Association's exposure to credit risk is represented by the contractual amount of the commitments to extend credit. The Association had commitments to extend credit for mortgage loans, excluding undisbursed portions of loans in process, approximating $16,551,000 at September 30, 1996 and $8,485,000 at
      September 30, 1995. At September 30, 1996, the $16,551,000 of loan commitments were comprised of approximately $7,194,000 of fixed-rate commitments and $9,357,000 of variable-rate commitments. These commitments are at prevailing market rates and terms. Interest rates on fixed-rate loan commitments were from 6.750% to 9.125% and 7.000% to 8.500% at September 30, 1996 and September 30, 1995, respectively. The Association places no value on the commitments as the borrower is required to close at the market rates in effect on the date of closing. No fees are received in connection with such commitments. The Association had unused consumer lines of credit of $5,657,000 and $6,321,000 at September 30, 1996 and 1995, respectively.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Association had commercial lines and letters of credit and other loan commitments of $4,345,000 and $13,309,000 at September 30, 1996 and 1995,
      respectively. The Association had commitments to sell loans to FNMA of $207,000 and $316,000, respectively, at September 30, 1996 and 1995. The Association had commitments to purchase loans of approximately $619,000 at September 30, 1996 and $765,000 at September 30, 1995.

      LEASE COMMITMENTS - The Association leases various properties for original periods ranging from 2 to 25 years. Rent expense for the years ended September 30, 1996, 1995, and 1994, was approximately $545,000, $535,000, and $523,000 respectively. At September 30, 1996, future minimum lease payments under these operating leases are as follows:

                      ---------------------------------------
                          Years Ending
                          September 30,                Amount
                      ---------------------------------------
                                               (In Thousands)

                              1997                     $  529
                              1998                        501
                              1999                        444
                              2000                        444
                              2001                        335
                           Thereafter                     396
                              Total                    $2,649

      LINE OF CREDIT - The Association has a $1,800,000 available line of credit with the Federal Reserve Bank of Atlanta which is secured by United States Government and agency obligations (see Note 6). At September 30, 1996 and 1995, the Association had no outstanding advances.

      CONTINGENCIES - In connection with its mutual holding company reorganization and stock offering, the Association's employee stock ownership plan and trust (the "ESOP") borrowed funds from Nationar, a New York trust company which was owned by savings banks in the state of New York, and used the funds to purchase eight percent of the shares of the Association's common stock in the open market. All of such shares were pledged as collateral to support the ESOP loan. In connection with the ESOP loan, the Association placed $1,200,000 in a non-insured interest-earning deposit account with Nationar as collateral to secure the ESOP loan. On February 6, 1995, Nationar was seized by the New York Banking Department because of liquidity problems and continuing losses. During the year ended September 30, 1995, the Association was uncertain as to the recoverability of the collateral securing the ESOP loan. During fiscal year 1995, the Superintendent transferred $200,000 of the Association's collateral to a new interest-earning deposit account with Northwest Savings Bank, leaving $1,000,000 in the Nationar account. During the year ended September 30, 1996, the Association received $400,000 as a partial settlement from the New York Banking Department. Management believes, based on correspondence with the New York Banking Department, that the full settlement of $600,000 will be received in December 1996.

      In  addition,   the  Association  is  investigating  a  possible  employee defalcation which may have been occurring for several years. The Association maintains insurance to cover possible defalcation losses with a claim deductible of $200,000. The Association has established a liability for the amount of the deductible in the accompanying financial statements. Management currently estimates that the loss in excess of the deductible will not involve material amounts and will be covered by insurance. Although the Association has notified its insurance company of the potential claim and the insurance company has acknowledged coverage, the insurance company has not begun its investigation of the claim.

15.   BENEFIT PLANS

      PENSION PLAN - The Association has a noncontributory, qualified pension plan covering substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Association and compensation rates during those years. Currently, the Association's policy is to fund the qualified retirement plan in an amount that is determined in accordance with the minimum funding standards of the Employee Retirement Income Security Act, but falls below the tax deductible contribution. Plan assets consist primarily of corporate and government agency bonds, mutual funds, common stock, and managed funds.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      Pension expense for the plan amounted to $403,000, $578,000 and $581,000 for the years ended September 30, 1996, 1995, and 1994, respectively, and included the following components:

      --------------------------------------------------------------------------
                                                    Years ended September 30,
                                                  1996        1995        1994
      --------------------------------------------------------------------------
                                                        (In Thousands)

       Service cost                               $551        $603        $636
       Interest cost                               453         460         540
       Actual return on assets                    (533)       (417)       (184)
       Net amortization and deferral               (68)        (68)       (411)
                                                  ----        ----        ----
              Net periodic pension cost           $403        $578        $581
                                                  ====        ====        ====

      For the years ended September 30, 1996, 1995, and 1994, pension expense amounts were based upon actuarial computations.

      In accordance with the actuarially determined computation under SFAS No. 87, no funding was required for the 1996, 1995, and 1994 plan years.

      The following sets forth the funded status of the qualified plan:

      -------------------------------------------------------------------------------------
                                                                             September 30,
                                                                            1996      1995
      -------------------------------------------------------------------------------------
                                                                             (In Thousands)
      Actuarial present value of benefit obligations:
         Vested benefits                                                   $3,515    $3,598
         Nonvested benefits                                                   442       447
                                                                           ------    ------
         Accumulated benefit obligation                                     3,957     4,045
      Effect of anticipated future compensation levels and other events     2,683     2,943
                                                                           ------    ------
      Projected benefit obligation                                          6,640     6,988
      Fair value of assets held in the plan (estimated)                     7,381     6,679
                                                                           ------    ------
      Unfunded  plan assets over projected benefit obligation              $  741    $  309
                                                                           ======    ======

      The unfunded plan assets consist of the following:
      Unamortized net asset transition                                     $  428    $ (500)
      Accrued pension cost                                                 (1,272)    1,031
      Unrecognized net loss (gain) due to changes in assumptions            1,616      (256)
      Prior service cost                                                      (31)       34
                                                                           ------    ------
      Total                                                                $  741    $  309
                                                                           ======    ======

      The pension plan invests primarily in GNMA certificates, conventional mortgage pass-through certificates, mutual funds, and common and preferred stocks.

      SUPPLEMENTAL RETIREMENT INCOME PLAN - During 1989, the Association's Board of Directors established a nonqualified unfunded defined benefit plan for certain officers. For the years ended September 30, 1996, 1995, and 1994, the net periodic expense for the officers' plan totaled $60,000, $65,000, and $52,000 respectively. The projected benefit obligation as of September 30, 1996 and 1995 was estimated at $380,000 and $358,000, respectively.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The actuarial present value of benefit obligations was as follows:

       ------------------------------------------------------------------------
                                                              September 30,
                                                         1996              1995
       ------------------------------------------------------------------------
                                                              (In Thousands)

       Projected benefit obligation                      $380              $358
       Prior service cost                                  43                50
       Unrecognized net gains                              87                58
                                                         ----              ----

       Accrued retirement plan cost                       510               466
       Prior years accrual                               (466)             (417)
       Employer contributions                              16                16
                                                         ----              ----
       Net periodic retirement plan expense              $ 60              $ 65
                                                         ====              ====

      ACTUARIAL ASSUMPTIONS - Actuarial assumptions represent estimates of future experience based on the characteristics of the plan and its covered employees. The actuarial assumptions used in the pension plan and
      retirement        plan       valuations       were       as       follows:
      -------------------------------------------------------------------------
                                               Year ended September 30,
                                       1996              1995             1994
       ------------------------------------------------------------------------

         Discount rate                 6.50%             6.50%            7.00%
         Asset rate                    8.00%             8.00%            8.00%
         Salary scale                  5.00%             6.00%            6.00%

      The  Association   does  not  provide  any  material   postretirement   or
      postemployment benefits.

      EMPLOYEE STOCK OWNERSHIP PLAN - On October 24, 1994, in connection with the Association's Plan of Reorganization (the "Reorganization") into a Mutual Holding Company (See Note 19), the Association established an Employee Stock Ownership Plan ("ESOP") for all eligible employees. As of September 30, 1995, the ESOP had borrowed $2,800,000 from Nationar and purchased 190,388 shares of common stock in the open market. Collateral for the loan is the common stock purchased by the ESOP as well as Association's funds on deposit with Nationar (See Note 14). The loan will be repaid principally from the Association's contributions to the ESOP over a period of up to seven years, and bears interest at the monthly average of Federal Funds high and low rate plus 2.35%, which was 7.77% at September 30, 1996.

      Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plan" ("SOP 93-6") requires that the Association reflect shares allocated to employees under the ESOP as compensation expense at their fair value, rather than cost. The difference between the cost of such shares and their fair value is treated, net of tax, as an adjustment of additional paid in capital. During the years ended September 30, 1996 and 1995, the Association incurred compensation expense related to the ESOP of $556,000 and $272,000, respectively. No expense was incurred for the year ended September 30, 1994 as the ESOP was established as part of the Reorganization.

      Contributions to the ESOP will be in an amount proportional to the repayment of the ESOP loan, and will be allocated among participants on the basis of compensation in the year of allocation, up to an annual adjusted maximum level of compensation. In accordance with generally accepted accounting principles, the unallocated shares held by the ESOP are shown as a deduction from shareholders' equity.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      RECOGNITION AND RETENTION PLAN - In January 1995, the shareholders of the Association approved the Recognition and Retention Plan (the "Recognition Plan") for certain officers and non-employee directors of the Association. Concurrent with such approval, such officers and directors were awarded 88,900 shares of the Association's common stock, which vest in five equal annual installments, starting January 1996. The fair value of the shares on the date of award will be recognized as compensation expense over the vesting period. To fund this plan, the Association issued 88,900 shares from authorized but unissued shares of the Association's common stock in July 1995. During the year ended September 30, 1996, unamortized deferred compensation and additional paid in capital were adjusted to correct amounts initially recorded in connection with the Recognition Plan. Unamortized deferred compensation of $654,000 at September 30, 1996 is reflected as a reduction of shareholders' equity. Compensation expense related to this plan was $130,000 and $148,000 for the years ended September 30, 1996 and 1995, respectively.

      STOCK OPTION PLAN - The Association has adopted a stock option plan for the benefit of directors, officers, and other key employees. The number of shares of common stock reserved for issuance under the stock option plan was equal to 237,986 shares or 10% of the total number of common shares issued to persons other than ComFed, M.H.C. pursuant to the Association's conversion to the stock form of ownership. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted to the directors, officers, and employees are exercisable in five equal annual installments. The first installment became exercisable on January 18, 1996. At January 18, 1995, there were 237,450 options granted with 536 options reserved for future use. Below is a summary of transactions:

                       Options Outstanding:
                         Balance - September 30, 1994                 --
                             Granted - January 18, 1995          237,450
                             Exercised                                --
                             Canceled                            (14,500)
                                                                 -------
                         Balance - September 30, 1995            222,950
                             Granted                                  --
                             Exercised                            (1,220)
                             Canceled                             (4,880)
                                                                 -------
                       Balance - September 30, 1996              216,850
                                                                 =======
                         Options exercisable at year
                           end under stock option plan            43,370
                                                                 =======
                         Option price per share of all
                           outstanding options                   $11,125
                                                                 =======

16.   MORTGAGE-BACKED BOND

      On September 30, 1983, the Association sold two of its branch offices to another financial institution with the approval of the Federal Home Loan Bank Board ("FHLBB"). Under terms of the sale, the Association issued a 10.94%, 30-year term mortgage-backed bond (the "Bond") for approximately $41,601,000. The Bond issue has a stated interest rate which was less than the market rate (assumed to have been 17.53%) for similar debt at the effective date of the sale. Accordingly, the Association recorded a discount on the Bond which is being accreted on the interest method over the life of the Bond.

      The Bond bears an interest rate that is adjustable semi-annually, on April 1 and October 1, to reflect changes in the average of the United States 10-year and 30-year long-term bond rates. The Bond's interest rate on September 30, 1996 and 1995 was 5.7% and 6.59% respectively. The unamortized discount at September 30, 1996 and 1995 was $6,052,000 and $6,548,000, respectively. Principal and interest payments are due quarterly. During the fiscal years ended September 30, 1996, 1995, and 1994, approximately $496,000, $498,000, and $506,000, respectively, of the discount was accreted.

      At September 30, 1996 and 1995, the Association held $11,391,000 and $10,233,000 (net of discounts of $11,809,000 and $12,967,000), respectively, of Salomon Brothers Certificates of Accrual on Treasury Securities ("CATS") which were purchased at the time of issuing the mortgage-backed bond. The accrual of interest on the CATS offsets the discount amortization of the mortgage-backed bond. The CATS are included in United States Government and agency obligations in Note 3 to the consolidated financial statements.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Bond at September 30, 1996 was repayable as follows:

                 -----------------------------------------------------
                           Years Ending                     Amount
                           September 30,                (In Thousands)
                 -----------------------------------------------------

                              1997                         $ 1,387
                              1998                           1,387
                              1999                           1,387
                              2000                           1,387
                              2001                           1,387
                              2002 and after                16,570
                                                           -------
                              Total                         23,505

                     Less unamortized discount               6,052
                                                           -------
                     Total mortgage-backed bond            $17,453
                                                           =======

17.   REGULATORY   RESTRICTIONS  ON  RETAINED  INCOME  AND  REGULATORY   CAPITAL
      REQUIREMENT

      The Association is subject to various regulatory capital requirements administered by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk-weighting, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios of Tangible capital of not less that 1.5% of adjusted total assets, Total capital to risk-weighted assets of not less that 8.0%, Tier I capital equal to adjusted total assets of 3.0%, and Tier I capital to risk-weighted assets of 4.0% (as defined in the regulations). Management believes, as of September 30, 1996, that the Association meets all capital adequacy requirements to which it is subject.

      As of September 30, 1996, the most recent notification from the OTS categorized the Association as "Well Capitalized" under the framework for prompt corrective action. To be considered well capitalized under Prompt Corrective Action Provisions, the Association must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Association's categorization.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Association's actual capital amounts and ratios are presented in the following table:


                                                                              Minimum for             To be Considered
                                                                                Capital               Well Capitalized
                                                                               Adequacy            for Prompt Corrective
                                                        Actual                 Purposes              Action Provisions
                                              ---------------------------------------------------------------------------
                                                  Ratio       Amount       Ratio        Amount        Ratio      Amount
                                              ---------------------------------------------------------------------------

        As of September 30, 1996:
        Shareholders' equity, and ratio
           to total assets                        11.5%     $ 75,056
                                                  =====
        Investment in subsidiary                              (2,655)
        Intangible assets                                      1,198
                                                            --------
        Tangible capital, and ratio to
           adjusted total assets                  11.3%     $ 73,599        1.5%       $ 9,770
                                                  =====     ========        ====       =======
        Tier 1 (core) capital, and ratio
           to adjusted total assets               11.3%     $ 73,599        4.0%       $26,052         5.0%     $32,565
                                                  =====     ========        ====       =======         ====     =======
        Tier 1 (core) capital, and ratio to
           risk-weighted total assets             23.4%     $ 73,599                                   6.0%     $18,837
                                                  =====     --------                                   ====     =======

        Allowance for loan and lease losses                    2,060
        Equity investments                                      (682)
                                                            --------
        Tier 2 capital                                         1,378
                                                            --------
        Total risk-based capital, and ratio
        to risk-weighted total assets             23.9%     $ 74,977        8.0%       $25,115        10.0%     $31,394
                                                  =====     ========        ====       =======        =====     =======

        Total assets                                        $650,332
                                                            ========
        Adjusted total assets                               $651,306
                                                            ========
        Risk-weighted assets                                $313,942
                                                            ========
        As of September 30, 1995:
        Shareholders' equity, and ratio
           to total assets                        12.8%     $ 72,848
                                                  =====
        Investment in subsidiary                              (3,956)
        Intangible assets                                        472
                                                            --------
        Tangible capital, and ratio to
           adjusted total assets                  12.3%     $ 69,364        1.5%       $ 8,489
                                                  =====     ========        ====       =======
        Tier 1 (core) capital, and ratio
           to adjusted total assets               12.3%     $ 69,364        4.0%       $22,638         5.0%     $28,297
                                                  =====     ========        ====       =======         ====     =======
        Tier 1 (core) capital, and ratio to
           risk-weighted total assets             24.1%     $ 69,364                                   6.0%     $17,263
                                                  =====     --------                                   ====     =======

        Allowance for loan and lease losses                    2,040
        Equity investments                                      (132)
                                                            --------
        Tier 2 capital                                         1,908
                                                            --------
        Total risk-based capital, and ratio to
           risk-weighted total assets             24.8%     $ 71,272        8.0%       $23,018        10.0%     $28,772
                                                  =====     ========        ====       =======        =====     =======

        Total assets                                        $567,006
                                                            ========
        Adjusted total assets                               $565,942
                                                            ========
        Risk-weighted assets                                $287,720
                                                            ========


                                                                 42

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.   SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

      ---------------------------------------------------------------------------------------------------------------------
                                                                                       For the Years Ended September 30,
                                                                                     1996             1995           1994
      ---------------------------------------------------------------------------------------------------------------------
                                                                                                (In Thousands)
      Supplemental disclosure of cash flow information:
          Cash paid for income taxes                                              $ 1,877           $ 3,200        $ 2,737
                                                                                  =======           =======        =======
          Cash paid for interest on deposits and other borrowings                 $22,146           $17,949        $15,031
                                                                                  =======           =======        =======

       Supplemental schedule of noncash investing and financing activities:
           Real estate acquired in settlement of loans                            $   400           $ 1,394        $ 5,528
                                                                                  =======           =======        =======

          Distribution of Common Stock to fund the Recognition
            and Retention Plan                                                    $    --           $   989        $    --
                                                                                  =======           =======        =======

19.   CONVERSION TO MUTUAL HOLDING COMPANY

      On March 31, 1994, the Board of Directors of the Association unanimously adopted a plan of reorganization pursuant to which the Association proposed to reorganize into a federally chartered mutual holding company. The Reorganization was completed on October 24, 1994. As part of the Reorganization, the Association organized a new federally chartered stock savings association (the "Stock Savings Association") and transferred substantially all of its assets and liabilities to the Stock Savings Association in exchange for a majority of the common stock of the Stock Savings Association outstanding upon consummation of the Reorganization. In connection with the Reorganization, $200,000 of the net proceeds were contributed to the holding company, ComFed, M.H.C.

      Concurrent with the Reorganization, the Association undertook an offering of 2,379,856 shares of newly issued common stock at a price of $15.00 per share. Costs of issuing the common stock in the amount of $1,712,000 were deducted from the gross proceeds totaling $35,697,000, resulting in net proceeds of $33,984,000. In addition, the Association issued 2,620,144 shares of common stock to ComFed, M.H.C.

      The Reorganization was accounted for as change in corporate form with the historic basis of the Association's assets, liabilities and equity unchanged as a result. Subsequent to the Reorganization, the existing rights of the Association's depositors upon liquidation as of the effective date were transferred to the holding company and records maintained to ensure such rights receive statutory priority in the event of a future mutual to stock conversion, or in the event of the holding company's liquidation.

20.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      SFAS No. 107, as amended by SFAS No. 119, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), requires the estimation of fair values of financial instruments, as defined in SFAS No. 107.

      Estimates of fair value are made at a specific date, based upon, where available, relevant market prices and information about the financial instrument. For a substantial portion of the Association's financial instruments, no quoted market exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies are likely to result in significantly different fair value estimates.

      Although management uses its best judgment in estimating the fair value of the financial instruments, there are inherent limitations in any estimation technique. Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts which the Association could realize in a current transaction.

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The estimated fair values presented neither include nor give effect to the values associated with the Association's existing customer relationships, extensive branch banking network or property, or certain tax implications related to the realization of unrealized gains or losses. Also under SFAS No. 107, the fair value of non-interest-bearing NOW deposits, interest-bearing NOW accounts, passbook and statement accounts, and money market accounts is equal to the carrying amount because these deposits have no stated maturity. The approach to estimating fair value excludes the significant benefit that results from the low-cost funding provided by such deposit liabilities, as compared to alternative sources of funding.

      The following methods and assumptions were used to estimate the fair value of each major classification of financial instruments at September 30, 1996 and 1995:

      CASH AND CASH EQUIVALENTS - The carrying amounts reported in the Statement of Financial Condition for cash and cash equivalents approximates their fair value.

      INVESTMENTS - HELD TO MATURITY AND SECURITIES AVAILABLE FOR SALE - Fair value is determined by reference to quoted market prices or by use of broker price estimates.

      LOANS RECEIVABLE - The fair value of loans was estimated by using a method which approximates the effect of discounting the estimated future cash flows over the expected repayment periods using rates which consider credit risk, servicing costs and other relevant factors.

      MORTGAGE-BACKED AND RELATED SECURITIES - Fair value is determined by reference to quoted market prices or by use of broker price estimates.

      DEPOSITS - Current carrying amounts approximate estimated fair value of deposits with no stated maturity, including demand deposits, interest bearing NOW accounts, passbooks and statement accounts, and money market accounts. Fair value for fixed maturity certificate of deposit accounts was estimated by discounting the contractual cash flow using a rate which reflects the Association's cost of funds adjusted for the cost of servicing deposit accounts.

      MORTGAGE-BACKED BOND - The carrying amount of the mortgage-backed bond is a reasonable estimate of fair market value.

      ADVANCES FROM FEDERAL HOME LOAN BANK - Fair value is estimated using the Association's cost of funds adjusted for the cost of operations.

      ESOP LOAN - The carrying amount of the ESOP loan is a reasonable estimate of fair market value.

      COMMITMENTS TO EXTEND CREDIT - At September 30, 1996 and 1995, the fair value of commitments to extend credit was considered insignificant due to the short-term nature of the commitments.

      The estimated fair values of the Association's financial instruments were as follows:

      ----------------------------------------------------------------------------------------------------------
                                                     September 30, 1996          September 30, 1995
                                                 Carrying Value Fair Value  Carrying Value  Fair Value
      ----------------------------------------------------------------------------------------------------------
                                                                      (In Thousands)
      Financial Assets:
      Cash and cash equivalents                     $ 44,780     $ 44,780      $ 42,497     $ 42,497
      Investments - held to maturity                  22,293       26,093        59,679       64,135
      Securities available for sale                  124,287      124,287        27,028       27,028
      Mortgage-backed and related securities          54,945       54,988        77,499       77,818
      Loans receivable - net                         376,219      385,491       329,442      335,627

      Financial Liabilities:
      Deposits                                      $498,929     $496,529      $437,376     $435,867
      Mortgage-backed bond                            17,453       17,453        18,344       18,344
      Advances from FHLB                              36,350       36,545        18,200       18,365
      ESOP borrowings                                  2,064        2,064         2,557        2,557

COMMUNITY SAVINGS, F. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.   QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                              First Quarter   Second Quarter  Third Quarter   Fourth Quarter
      ----------------------------------------------------------------------------------------------------------------------
                                                                                  (Dollars In Thousands)
      Year ended September 30, 1996:
           Interest income                                      $  10,205         $  10,748      $  11,091       $   11,845
           Interest expense                                         5,349             5,834          5,724            5,952
                                                                ---------         ---------      ---------       ----------
                Net interest income                                 4,856             4,914          5,367            5,893

           Provision for loan losses                                   30                 2             38               28
           Other income                                             1,080               967            370              927
           Operating expense                                        4,189             3,992          4,277            7,142
           Provision (benefit) for income taxes                       667               619           (361)            (164)
                                                                ---------         ---------      ---------       ----------
           Net income (loss)                                    $   1,050         $   1,268      $   1,783       $     (186)
                                                                =========         =========      =========       ==========

           Earnings (loss) per share                            $    0.22         $    0.26      $    0.36       $    (0.04)
                                                                =========         =========      =========       ==========
           Weighted average common
              shares outstanding                                4,850,672         4,876,633      4,885,991        4,956,358
                                                                =========         =========      =========       ==========

                                                              First Quarter    Second Quarter  Third Quarter  Fourth Quarter
      ----------------------------------------------------------------------------------------------------------------------
                                                                               (Dollars In Thousands)
      Year ended September 30, 1995:
           Interest income                                      $   8,872         $   9,076      $   9,657        $  10,115
           Interest expense                                         3,960             4,278          5,087            5,309
                                                                ---------         ---------      ---------        ---------
                Net interest income                                 4,912             4,798          4,570            4,806

           Provision for loan losses                                  108                37            156             (61)
           Other income                                               850               827            796              921
           Operating expense                                        3,915             3,983          3,016            3,989
           Provision for income taxes                                 673               617            822              651
                                                                ---------         ---------      ---------        ---------
           Net income                                           $   1,066         $     988      $   1,372        $   1,148
                                                                =========         =========      =========       ==========
           Earnings per share                                   $    0.22         $    0.21      $    0.28        $    0.24
                                                                =========         =========      =========       ==========
           Weighted average common
              shares outstanding                                4,887,160         4,817,262      4,822,362        4,838,575
                                                                =========         =========      =========        =========

      The fiscal 1996 third quarter results of operations include a $1,140,000 credit to the income tax provision related to the reversal of a liability accrued in prior years which management concluded was no longer necessary.

      The fiscal 1996 fourth quarter results of operations include a one-time special assessment of $2.8 million for the recapitalization of the SAIF administered by the FDIC.



                                                 C O R P O R A T E    D I R E C T O R Y

                                                           BOARD OF DIRECTORS

            FREDERICK A. TEED                       FOREST C. BEATY, JR.                      ROBERT F. CROMWELL
          CHAIRMAN OF THE BOARD                           DIRECTOR                   DIRECTOR AND CHAIRMAN EMERITUS OF THE
                                                                                                     BOARD

             KARL D. GRIFFIN                        JAMES B. PITTARD, JR.                  HAROLD I. STEVENSON, CPA
 DIRECTOR AND SECRETARY EMERITUS OF THE     PRESIDENT AND CHIEF EXECUTIVE OFFICER                  DIRECTOR
                  BOARD

                                               COMMUNITY SAVINGS' MANAGEMENT

                                                  ADMINISTRATIVE DIVISION

         James B. Pittard, Jr.                          Joe L. Knorr                           Juanita Parkinson
        CHIEF EXECUTIVE OFFICER                       INTERNAL AUDITOR                       MARKETING COORDINATOR

          Deborah M. Rousseau                         Judith M. Hogan                            Jane H. Ryder
          CORPORATE SECRETARY                        COMPLIANCE OFFICER                        PERSONNEL MANAGER

                                                     FINANCE DIVISION

          Larry J. Baker, CPA                      Donna L. Sheppard, CPA                       Bruce C. Tissot
        CHIEF FINANCIAL OFFICER                          CONTROLLER                            STAFF ACCOUNTANT
      DIVISION DIRECTOR - FINANCE

                                                       LOAN DIVISION

          Cecil F. Howard, Jr.                       Charles J. Gifford                      Michael E. Reinhardt
      DIVISION DIRECTOR - LENDING               NEW LOAN OPERATIONS MANAGER              LOAN SERVICE AND ASSOCIATION
                                                                                              PROPERTIES MANAGER

            Johnny L. Morris                          Mildred C. Lodge                          Carla Alexander
         LENDING SALES MANAGER             LOAN OFFICER/CONSUMER AND RESIDENTIAL                LOAN ORIGINATOR

          Priscilla D. Bailey                           Carole Blair                             Bruce Kerman
              LOAN OFFICER                            LOAN ORIGINATOR                           LOAN ORIGINATOR

             Donna Lubinsky                                                                   Lawrence Richardson
            LOAN ORIGINATOR                                                                     LOAN ORIGINATOR

                                                   OPERATIONS DIVISION

            Mary L. Kaminske                        Elizabeth A. DeLosh                         Rizwana Khalid
     DIVISION DIRECTOR - OPERATIONS              BRANCH OPERATIONS MANAGER                 DEPOSITS PRODUCTS MANAGER

           Cindy L. Sheppard                         Theresa J. Brooks                           Patricia Dent
          DATA SYSTEMS MANAGER                    REGIONAL BRANCH MANAGER                DEPOSIT SALES REPRESENTATIVE

                                                     Darlene L. Deaton                           Allen Revell
                                                  REGIONAL BRANCH MANAGER                DEPOSIT SALES REPRESENTATIVE

                                                       BRANCH MANAGERS

                                                         NORTH REGION
        Helena Dumich                   Deana Fessel                    Judy Hamm                      Diane Lents
          HOBE SOUND                    JENSEN BEACH                  PORT ST. LUCIE                   FORT PIERCE

         Lesa Murphy                   Jeanne Powell                   Kevin Smith
         MARTIN DOWNS                   PORT SALERNO                  ST. LUCIE WEST

                                                         SOUTH REGION
          Naomi Belk                  Elizabeth Colgan                 Wendy Green                    Teresa Hazel
        RIVIERA BEACH                 VILLAGE COMMONS                    TEQUESTA                    GALLERY SQUARE

       Mary Beth Hoyla                Corliss Jackson                Charlene McBride                 Calvin Miller
             PGA                      NORTH PALM BEACH                    BLUFFS                      SINGER ISLAND

         Diana Miner                  Eileen St. Denis                 Thomas Welly
         TONEY PENNA                 PALM BEACH GARDENS                 CHASEWOOD



                                         C O R P O R A T E   I N F O R M A T I O N

                         HOME OFFICE                                                    AUDITORS
                  & CORPORATE HEADQUARTERS                                        Deloitte & Touche LLP
                    660 U.S. Highway One                               1645 Palm Beach Lakes Boulevard, Suite 900
                 North Palm Beach, FL 33408                                     West Palm Beach, FL 33401

                       ANNUAL MEETING                                                SPECIAL COUNSEL
                      January 15, 1997                                    Elias, Matz, Tiernan & Herrick L.L.P.
                          1:30 p.m.                                                734 15th Street, NW
                     Embassy Suites PGA                                                12th Floor
                     4350 PGA Boulevard                                           Washington, DC 20005
                Palm Beach Gardens, FL 33410
                                                                                        FORM 10-K
                 REGISTRAR & TRANSFER AGENT                           A copy of the Association's Annual Report on
          ChaseMellon Shareholder Services, L.L.C.                    Form 10-K, as filed with the Office of Thrift
                    450 West 33rd Street                                Supervision, is available without charge.
                         15th Floor
                   New York, NY 10001-2697
                       (800) 526-0801                                                 STOCK LISTING
                                                                                    The Common Stock
                      DIVIDEND SERVICES                                        of Community Savings, F. A.
             Dividend Reinvestment and Optional                             is traded on the Nasdaq National
        Cash Investment Plan - provides shareholders                          Market under the symbol CMSV.
               a regular way of investing cash                                 Many newspaper stock tables
             dividends in additional shares and                                  list Community Savings'
              investing optional cash payments                                      stock as CommSv.
          without payment of brokerage commissions.
                                                                                  SHAREHOLDER RELATIONS
               SHAREHOLDER ACCOUNT ASSISTANCE                                      Deborah M. Rousseau
          Shareholders who wish to change the name                                 Corporate Secretary
        address or ownership of stock or report lost                                 (561) 881-2212
          certificates should contact the Registrar
              and Transfer Agent at the address                                    INVESTOR RELATIONS
                   or phone number above.                                         James B. Pittard, Jr.
                                                                                 Chief Executive Officer
                       GENERAL COUNSEL                                               (561) 881-2213
             Cromwell, Pfaffenberger, Dahlmeier
                  Barner, Griffin & Colton                                         Larry J. Baker, CPA
               631 U.S. Highway One, Suite 410                                   Chief Financial Officer
                 North Palm Beach, FL 33408                                          (561) 881-2213

Community Savings' Common Stock began trading on October 24, 1994. As of September 30, 1996, there were 5,090,120 shares of Common Stock outstanding and 930 shareholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms or banks. The following tables sets forth quarter ending book value, high, low, and closing trade prices, and dividend per share information.

                                                  QUARTERLY COMMON STOCK DATA

                                                          CLOSING PRICES
                             BOOK      -------------------------------------------------     DIVIDEND
                             VALUE           HIGH              LOW             CLOSE         PER SHARE
                             -----           ----              ---             -----         ---------

September 30, 1996          $15.33           $17              $15 3/4          $16 3/4        $  .20
June 30, 1996               $15.38           $16              $14 1/4          $16            $  .20
March 31, 1996              $15.35           $17              $15 1/2          $15 1/2        $.1750
December 31, 1995           $15.35           $18 3/8          $16 3/4          $17            $.1750

September 30, 1995          $15.04           $17 3/4          $14 5/8          $17 5/8        $.1750
June 30, 1995               $14.93           $15 1/4          $11 3/8          $14 7/8        $.15
March 31, 1995              $14.69           $13 1/8          $10 3/4          $11 7/8        $.15
December 31, 1994           $14.51           $15              $10              $11            $.1125

                         [BACK COVER OF ANNUAL REPORT]




                            COMMUNITY SAVINGS, F.A.
             660 U.S. HIGHWAY ONE, NORTH PALM BEACH, FLORIDA 33408